





Deere & Company
Annual Report 2012



JOHN DEERE

# FEET ON THE GROUND

# EYES ON THE HORIZON

The senior management team with two R Series tractors at Deere & Company World Headquarters, Moline, Illinois.
From left: Raj Kalathur, Mike Mack, Jean Gilles, Max Guinn, Sam Allen, Jim Jenkins, Jim Israel, Mary Jones, Mark von Pentz, Jim Field and John May


JOHN DEERE
7290R

### About the Cover

*"Feet on the ground, eyes on the horizon" is the theme of this year's annual report – and one of the main themes underlying how we do business. As John Deere expands its market presence and pursues attractive growth opportunities throughout the world, we are committed to maintaining our focus on operational excellence, disciplined cost and asset management, and peerless customer service. What's more, our aim is to do all these things while remaining grounded in bedrock values such as integrity that have shaped our character and sustained our success for many generations.*

Net Sales and Revenues (MM)


$26,005
$32,013
$36,157
2010
2011
2012

Operating Profit (MM)


$3,408
$4,564
$5,109
2010
2011
2012

Net Income *(MM)


$1,865
$2,800
$3,065
2010
2011
2012

* Net income attributable to Deere & Company

# DEERE HAS RECORD YEAR
## Bold Growth Plan Moves Ahead

John Deere had another strong year in 2012.

Our results reflected the sound execution of our business plans, centered on global expansion and disciplined cost and asset management. Among our achievements, we delivered our highest-ever sales and income, made substantial investments to expand our worldwide footprint, and continued an aggressive launch of advanced new products. We also built on our strong record as a responsible corporate citizen and leading employer.

As a result, the company remains well-positioned to earn solid profits even in a fragile global economy and, longer term, to benefit from broad trends that we believe hold great promise.

For fiscal 2012, Deere reported income of $3.1 billion, on net sales and revenues of $36.2 billion. Both figures exceeded previous highs set in 2011. Income was up 9 percent on a 13 percent increase in sales and revenues. Earnings per share rose fully 15 percent, reflecting the impact of fewer shares outstanding. The company has set annual income records seven times since 2003.

The company's performance affirmed the wisdom of keeping our eyes on the horizon and feet on the ground, the theme of this year's annual report. That means investing to capitalize on powerful macroeconomic trends related to a growing, more affluent global population, while at the same time maintaining a laser-like focus on operational excellence and customer service.

Last year, Deere produced a healthy level of SVA*, or economic profit, which reached $2.78 billion. This performance helped us fund important geographic expansions, pay a record amount in dividends to investors, and continue with share repurchases.

In addition, the company maintained its strong financial condition. At year-end, Deere's equipment operations carried some $5 billion of cash and marketable securities with relatively low net debt. Our financial services remained conservatively capitalized as well.

*The advanced John Deere 644K Hybrid Wheel Loader features both diesel and electric power, giving customers a productive yet quieter machine with lower emissions and fuel savings of as much as 25%.*


644K
Hybrid
DEERE

* Non GAAP financial measure. See page 11 for results.



*Launched in early 2012, the flagship S690 Combine (shown with 18-row 618C Corn Head) is finding strong demand in large-farm markets globally, especially in regions with high-yielding corn, soybeans, or small grains.*

## A&T SETTING PACE

Our performance was led by the Agriculture & Turf division (A&T), which had another banner year. Deere's largest division brought advanced new products to market, broadened its customer base, and reinforced its preeminent position in key markets. A&T results were aided by positive farm conditions and higher sales of large equipment, particularly in the United States.

In other businesses, Construction & Forestry (C&F) continued a turnaround with operating profit climbing 21 percent on a sales increase of 19 percent. Division sales have risen well over two-fold since 2009. C&F introduced advanced new products, continued its expansion into new geographies and gained market share in key product categories.

Deere's financial services organization delivered solid profits while providing competitive financing to our equipment customers on an increasingly global scale. Although net earnings declined slightly from 2011 record levels, the loan portfolio grew by about $4 billion. Credit quality remained exceptionally strong, with the provision for loss declining to a negligible amount.

Investors shared in our success of 2012. Stockholders realized a total return of about 15 percent for the fiscal year compared with a slight decline for the overall U.S. equity market. Deere common-stock dividends totaled about $700 million, a record, while share repurchases of $1.6 billion were completed. Since mid-2004, the company has increased the quarterly dividend rate on 10 occasions and repurchased about 160 million shares of stock.

## POWERFUL TRENDS DRIVING PLANS

Despite persistent global economic concerns, longer-term trends based on population growth and rising living standards remain quite powerful. It is widely believed that agricultural output will need to double by mid-century to satisfy demand and do so with essentially the same amount of land, less water, and a shrinking rural workforce.

At the same time, people in developing economies are migrating to cities from rural areas as never before. Urbanization on such a scale furthers the need for roads, bridges and shelter – and for the equipment required to build them.

To illustrate the potential force of these tailwinds, consider that while economic growth for much of the world has stalled in the last four years, the overall farm economy has fared quite well. Grain prices and farm incomes have remained at or near record levels. Further, construction activity in developing parts of the world, while slowing, has continued to be generally healthy.

No doubt, the problems afflicting the world economy today are real and troubling. They may even cause the opportunities we foresee to take shape with less vigor or velocity. But take shape, they almost surely will – a fact that should support demand for productive farm, construction, forestry and turf-care equipment well into the future.

## INVESTMENTS MOVING AHEAD

As noted in the past, John Deere has adopted a far-reaching operating strategy to capitalize on this promising situation. Its aim is to expand our global market presence in a major way while making further improvements in profitability and asset management. Reaching our goals – including $50 billion in mid-cycle sales by 2018 – requires making substantial investments in additional capacity, distribution, credit and after-market support.

Over the last two years, Deere has announced plans to build seven factories in markets critical to our future growth. Three of these facilities are in China, for construction equipment, engines and large farm machinery; two are in Brazil, for construction equipment; one is located in India, for the manufacture of farm tractors; and another is in Russia, for seeding, tillage and application equipment. Most are expected to begin production in 2013 or 2014. In a related development, a new combine factory in India went into operation in 2012.

*With the 990 Round Baler, John Deere aims to meet the needs of the large European contractor/farmer market. The baler's award-winning quick-release system ejects a finished bale in under five seconds – roughly a third of the time required with a conventional machine.*


JOHN DEERE

New parts centers were announced or opened during the year in Germany, Argentina and South Africa. Finance operations were launched in Russia, Chile, Thailand and India. Deere now has a retail-financing presence in nearly three-dozen countries and all those where we have significant sales.

The company also opened offices in Brazil and China that bring together employees of different divisions in a common setting. By operating as a more integrated enterprise – one of the principles underlying our growth strategy – we can leverage the complementary strengths of all our businesses. This adds further momentum to our growth efforts.

Even as we extend our global reach, the U.S. and Canadian markets remain vitally important. Last year, the region accounted for more than 60 percent of our sales and revenues as well as most of our profit and spending on capital programs.

We are committed to zealously defending our market-leading position with production farmers and other customers in the U.S. and Canada – and are investing accordingly. Of the 15 or so major projects under way in the company today, about half are in the United States. In 2012, significant factory expansions were announced for tractors, sprayers, and cylinders, among other products. We added some 2,300 to our U.S. and Canadian employee base as well.

John Deere is becoming a more global enterprise by the day. Yet we fully intend to achieve meaningful growth in North America as we find even better ways to serve those customers who remain such a crucial part of our success.

## MAJOR YEAR FOR NEW PRODUCTS

New products play a central role in our growth plans. Last year John Deere continued with a record introduction of products, most of which feature improvements in power, comfort and performance.

*Advancements in the 748H Skidder make it easier for customers to move more wood, more reliably, on less fuel. An AutoShift option selects the optimum gear based on load, further reducing fuel use and allowing the operator to focus on running the grapple.*





Recently introduced equipment includes a line of innovative round balers, a fuller line of versatile utility tractors, and a family of premium midsize tractors. Also debuting were recreational-utility vehicles that can reach a top speed of more than 50 miles an hour. New construction-equipment models were highlighted by the company's largest-ever articulated dump truck, as well as backhoes, crawlers and excavators offering increased levels of performance.

Many of our new products feature John Deere engine technology that reduces emissions while meeting customer requirements for power, reliability and efficiency. Deere's extensive engine know-how, encompassing both design and production, provides customers with an integrated powertrain solution that optimizes the performance of our equipment.

Long acclaimed for innovation, John Deere won further honors for its advanced products and technology. Among them were three awards from a top farm magazine, seven awards from a leading U.S. agricultural-engineering group, and seven received at a prominent farm show in Spain.

Products recognized included S-series combines and various lines of large tractors. In addition, *InformationWeek* magazine named John Deere as the second most-innovative user of business technology among U.S. companies for its remote diagnostics software.

*With the 62-hp RSX850i Gator utility vehicles, John Deere entered the recreational market in 2012 offering three models – sport, trail and customizable base model – designed to handle rough terrain with solid control.*

## VALUES PROVIDING SUPPORT

Regardless of the scope of our aspirations or the scale of our achievements, John Deere's future rests on a foundation of enduring principles.

Our core values – integrity, quality, commitment and innovation – have sustained the loyalty of generations of customers and are a source of inspiration for thousands of talented employees, dealers and suppliers. These values also have supported the kind of business performance that has resulted in solid investor returns over many years.

As Deere expands throughout the world, we reaffirm our dedication to our values and recognize their vital role in our continuing success.



*New John Deere D5000 Flow Regulated Drip Line, shown being delivered to a sugarcane field, is installed below the surface to provide water and nutrients directly to the plants' root zone (John Deere 3520 Sugarcane Harvester shown).*

## CITIZENSHIP EFFORTS MAKING IMPACT

A cornerstone of John Deere's success throughout its history, our corporate-citizenship efforts continued making a meaningful impact in 2012.

Thousands of employees celebrated the company's 175th anniversary through volunteer activities such as planting trees, remodeling schools and assisting local food banks. In this vein, employees enthusiastically embraced the company's recently launched volunteerism initiative, recording more than 40,000 hours of volunteer service. To further encourage employees to give back, a program was introduced in the U.S. that makes cash grants available to charitable organizations at which individual employees devote at least a week of time annually.

In addition, the John Deere Foundation partnered with organizations in India to help address the issue of poverty. A project in the city of Pune is helping raise living standards through improved access to services, income opportunities and shelter. Meanwhile, the foundation formalized an effort to assist subsistence farmers in northwest India. The Joint Initiative for Village Advancement (JIVA) focuses on making sustainable improvements in agriculture, education and infrastructure.

In other actions, the company and foundation continued supporting education programs with an emphasis on science, technology, engineering and math (STEM) activities.

Responsible citizenship also is reflected in our efforts to protect the well-being of employees. Safety is one of our highest priorities and the company's exemplary safety record got even better in 2012. The rate of injuries causing time away from work reached a record low with more than half of our locations not reporting a single lost-time incident.

In other milestones, Deere was listed among the world's most-admired companies by *Fortune* magazine and named to prominent listings of most-ethical companies and leading global brands. Additionally, the company was cited among the best places to work in Mexico, Brazil, Germany and Russia and named a top employer in China by a leading university. These are important acknowledgments of our ability to attract and develop top talent throughout the world.

**PLANS MEETING SUCCESS**

We firmly believe John Deere is poised for growth and future success. Building on our strong performance in 2012, the company remains well-positioned to capitalize on the economic tailwinds that hold so much promise for our future.

Thanks to the tireless efforts of John Deere employees, dealers and suppliers everywhere, our plans for helping meet the world's growing need for advanced equipment and solutions are moving ahead and meeting with success. All of which supports our confidence in the company's present course and in our ability to deliver value to customers and investors in the years ahead.

On visits to company locations throughout the world in 2012, I was reminded time and again of the pride our employees share in being part of John Deere. This pride has inspired a sense of unity and purpose that transcends the bounds of language, culture and nationality. It also helps give our company a distinctive competitive advantage in building its brand and attracting new customers and employees.

These experiences have reinforced my conviction that, by working together in a highly aligned fashion, we can ensure our best days are still to come!

To all who share our optimism for seizing the great opportunities that lie ahead, we say thanks for your continuing confidence and support.

On behalf of the John Deere team,



Samuel R. Allen

December 17, 2012

# 2012 HIGHLIGHTS

## DEERE ENTERPRISE

SVA (MM)



$1,714
$2,527
$2,776
2010
2011
2012


- Reflecting healthy farm economy and improving construction market in North America, worldwide net sales and revenues increase 13% to $36.2 billion.
- Earnings top $3 billion for first time ($3.065 billion), an increase of 9% versus prior year. Earnings per share climb 15% reflecting impact of fewer shares outstanding.
- Improved financial results help drive SVA* (Shareholder Value Added) to record $2.78 billion, up 10%.
- In keeping with commitment to return cash to shareholders, quarterly dividend rate is increased by 12% marking tenth hike since mid-2004; share-buyback program continues with repurchase of additional 20 million shares.

## EQUIPMENT OPERATIONS

SVA (MM)



$1,650
$2,294
$2,602
2010
2011
2012


- Led by North American agriculture, worldwide equipment sales total $33.5 billion; operating profit increases 15%, to $4.4 billion.
- Reflecting favorable farm conditions and solid execution, operating margins rise slightly, to 13.1%; OROA* (operating return on operating assets) remains healthy, at 29%, with inventories valued at standard cost.
- Capital spending totals $1.3 billion as operating divisions continue major investments and global expansion.
- Increasing efficiency of growing South America operations, company establishes regional marketing and administration branch in Indaiatuba, Brazil.
- Expanding capabilities of support platforms for equipment divisions, company expands electronic-components manufacturer John Deere Electronic Solutions in U.S. and India; begins work on engine plant in China; expands remanufacturing facilities and hydraulic cylinder manufacturing in U.S.
- Parts distribution continues expansion; bigger warehouses open in Johannesburg, South Africa, and Rosario, Argentina; European Parts Distribution Center in Bruchsal, Germany, adds deconsolidation and packaging facility.

* Non-GAAP financial measure. See page 11 for results.

## AGRICULTURE & TURF

SVA (MM)



$1,813
$2,245
$2,534
2010
2011
2012


- Aided by higher volumes and price realization, operating profit climbs 14% to record $3.92 billion, on 13% sales gain.
- In strong North America market, division begins expansions in Waterloo and Des Moines, Iowa, for production of tractors and sprayers. Also, expansion announced for planters at Moline, Illinois, factory.
- Executing growth strategies in developing regions, A&T breaks ground for new tractor factory in India, at Dewas, and begins operation at combine factory in Sirhind; also opens sales branches in Thailand and Kenya.
- Rapidly expanding in China, A&T opens plant to make large agricultural equipment at Harbin in northeast China, country's top grain-producing region, and adds cotton equipment production at Jiamusi.
- Building on South America market initiatives, division adds tractor, combine production to operations in Rosario, Argentina.

## CONSTRUCTION & FORESTRY

SVA (MM)



$49
$68
-$163
2010
2011
2012


- Supported by price realization and higher volumes, sales increase 19% to $6.38 billion.
- Operating profit goes up 21% despite higher raw-material and production costs, continuing growth investments.
- Expanding product lines, division unveils its largest articulated dump truck ever; 46-ton model is aimed at large contractors, mining.
- Picking up pace of expansion outside North America, C&F continues construction of plant in Tianjin, China, to make wheel loaders and hydraulic excavators; announces expansion of U.S. joint-venture (Deere-Hitachi) plant for excavators sold in Americas.
- Division starts construction on two plants in Indaiatuba, Brazil – one for production of backhoes and wheel loaders; the other, with joint-venture partner Hitachi, for the manufacture of excavators.

## FINANCIAL SERVICES

SVA (MM)



$64
$233
$174
2010
2011
2012


- Net income attributable to Deere & Company declines to $460 million from $471 million in 2011 despite growth in credit portfolio and lower provision for losses.
- Net receivables and leases financed increase 14%, to $31.6 billion.
- Continuing record of excellent portfolio quality, credit losses as a percent of average owned portfolio decline further, to near zero.
- Supporting equipment division growth around the world, John Deere Financial adds operations in Russia, India, Chile, and Thailand; with these additions, Deere has established a retail-financing presence in 35 countries.

## 5-YEAR CUMULATIVE TOTAL RETURN

Deere compared to S&P 500 Index
and S&P 500 Construction & Farm Machinery Index



$125
$100
$75
$50
$25
$0
2007
2008
2009
2010
2011
2012
Deere & Company
S&P 500 Construction & Farm Machinery
S&P 500


| At October 31 | 2007 | 2008 | 2009 | 2010 | 2011 | 2012 |
|---|---|---|---|---|---|---|
| Deere & Company | $100.00 | $50.53 | $61.42 | $105.54 | $106.30 | $122.39 |
| S&P Con & Farm Mach | $100.00 | $63.90 | $70.17 | $81.76 | $88.37 | $101.81 |
| S&P 500 | $100.00 | $48.24 | $66.73 | $105.70 | $115.96 | $113.06 |

The graph compares the cumulative total returns of Deere & Company, the S&P 500 Construction & Farm Machinery Index, and the S&P 500 Stock Index over a five-year period. It assumes $100 was invested on October 31, 2007, and that dividends were reinvested. Deere & Company stock price at October 31, 2012, was $85.44.

The Standard & Poor's 500 Construction & Farm Machinery Index is made up of Deere (DE), Caterpillar (CAT), Cummins (CMI), Joy Global (JOYG), and Paccar (PCAR). The stock performance shown in the graph is not intended to forecast and does not necessarily indicate future price performance.

## SVA: FOCUSING ON GROWTH AND SUSTAINABLE PERFORMANCE

Shareholder Value Added (SVA) – essentially, the difference between operating profit and pretax cost of capital – is a metric used by John Deere to evaluate business results and measure sustainable performance.

In arriving at SVA, each equipment segment is assessed a pretax cost of assets – generally 12% of average identifiable operating assets with inventory at standard cost (believed to more closely approximate the current cost of inventory and the company's related investment). The financial services segment is assessed a cost of average equity – approximately 15% pretax.

The amount of SVA is determined by deducting the asset or equity charge from operating profit.

Additional information on these metrics and their relationship to amounts presented in accordance with U.S. GAAP can be found at our website, www.JohnDeere.com. Note: Some totals may vary due to rounding.

### DEERE EQUIPMENT OPERATIONS

| $MM unless indicated | 2010 | 2011 | 2012 |
|---|---|---|---|
| Net Sales | 23573 | 29466 | 33501 |
| Operating Profit | 2909 | 3839 | 4397 |
| Average Assets | | | |
| With Inventories @ Std Cost | 10494 | 12875 | 14965 |
| With Inventories @ LIFO | 9196 | 11516 | 13594 |
| OROA % @ LIFO | 31.6 | 33.3 | 32.3 |
| Asset Turns (Std Cost) | 2.25 | 2.29 | 2.24 |
| Operating Margin % | x 12.34 | x 13.03 | x 13.12 |
| OROA % @ Standard Cost | 27.7 | 29.8 | 29.4 |
| $MM | 2010 | 2011 | 2012 |
| Average Assets @ Std Cost | 10494 | 12875 | 14965 |
| Operating Profit | 2909 | 3839 | 4397 |
| Cost of Assets | -1259 | -1545 | -1795 |
| SVA | 1650 | 2294 | 2602 |

Deere Equipment Operations, to create and grow SVA, are targeting an operating return on average operating assets (OROA) of 20% at mid-cycle sales volumes – and other ambitious returns at other points in the cycle. (For purposes of this calculation, operating assets are average identifiable assets during the year with inventories valued at standard cost.)

### AGRICULTURE & TURF

| $MM unless indicated | 2010 | 2011 | 2012 |
|---|---|---|---|
| Net Sales | 19868 | 24094 | 27123 |
| Operating Profit | 2790 | 3447 | 3921 |
| Average Assets | | | |
| With Inventories @ Std Cost | 8138 | 10017 | 11564 |
| With Inventories @ LIFO | 7035 | 8867 | 10422 |
| OROA % @ LIFO | 39.7 | 38.9 | 37.6 |
| Asset Turns (Std Cost) | 2.44 | 2.41 | 2.35 |
| Operating Margin % | x 14.04 | x 14.31 | x 14.46 |
| OROA % @ Standard Cost | 34.3 | 34.4 | 33.9 |
| $MM | 2010 | 2011 | 2012 |
| Average Assets @ Std Cost | 8138 | 10017 | 11564 |
| Operating Profit | 2790 | 3447 | 3921 |
| Cost of Assets | -977 | -1202 | -1387 |
| SVA | 1813 | 2245 | 2534 |

### CONSTRUCTION & FORESTRY

| $MM unless indicated | 2010 | 2011 | 2012 |
|---|---|---|---|
| Net Sales | 3705 | 5372 | 6378 |
| Operating Profit | 119 | 392 | 476 |
| Average Assets | | | |
| With Inventories @ Std Cost | 2356 | 2858 | 3401 |
| With Inventories @ LIFO | 2161 | 2649 | 3172 |
| OROA % @ LIFO | 5.5 | 14.8 | 15.0 |
| Asset Turns (Std Cost) | 1.57 | 1.88 | 1.88 |
| Operating Margin % | x 3.21 | x 7.30 | x 7.46 |
| OROA % @ Standard Cost | 5.1 | 13.7 | 14.0 |
| $MM | 2010 | 2011 | 2012 |
| Average Assets @ Std Cost | 2356 | 2858 | 3401 |
| Operating Profit | 119 | 392 | 476 |
| Cost of Assets | -282 | -343 | -408 |
| SVA | -163 | 49 | 68 |

### FINANCIAL SERVICES

| $MM unless indicated | 2010 | 2011 | 2012 |
|---|---|---|---|
| Net Income Attributable to Deere & Company | 373 | 471 | 460 |
| Average Equity | 3064 | 3194 | 3470 |
| ROE % | 12.2 | 14.7 | 13.3 |
| $MM | 2010 | 2011 | 2012 |
| Operating Profit | 499 | 725 | 712 |
| Change in Allowance for Credit Losses | (14) | — | — |
| SVA Income | 485 | 725 | 712 |
| Average Equity | 3064 | 3194 | 3470 |
| Average Allowance for Credit Losses | 232 | — | — |
| SVA Average Equity | 3296 | 3194 | 3470 |
| SVA Income | 485 | 725 | 712 |
| Cost of Equity | -421 | -492 | -538 |
| SVA | 64 | 233 | 174 |

The Financial Services SVA metric is calculated on a pretax basis. In 2010, operating profit was adjusted for changes in the allowance for credit losses, while the average allowance was excluded from average equity. Beginning with 2011, those adjustments are no longer made.

TABLE OF CONTENTS

## RESULTS OF OPERATIONS FOR THE YEARS ENDED OCTOBER 31, 2012, 2011 AND 2010

### OVERVIEW

#### Organization

The company's equipment operations generate revenues and cash primarily from the sale of equipment to John Deere dealers and distributors. The equipment operations manufacture and distribute a full line of agricultural equipment; a variety of commercial, consumer and landscapes equipment and products; and a broad range of equipment for construction and forestry. The company's financial services primarily provide credit services, which mainly finance sales and leases of equipment by John Deere dealers and trade receivables purchased from the equipment operations. In addition, financial services offer crop risk mitigation products and extended equipment warranties. The information in the following discussion is presented in a format that includes information grouped as consolidated, equipment operations and financial services. The company also views its operations as consisting of two geographic areas, the U.S. and Canada, and outside the U.S. and Canada. The company's operating segments consist of agriculture and turf, construction and forestry, and financial services.

#### Trends and Economic Conditions

The company's agriculture and turf equipment sales increased 13 percent in 2012 and are forecast to increase by about 4 percent for 2013. Industry agricultural machinery sales in the U.S. and Canada for 2013 are forecast to remain approximately the same, compared to healthy levels in 2012. Industry sales in the European Union (EU)27 nations of Western and Central Europe are forecast to be about the same to 5 percent lower in 2013, while sales in the Commonwealth of Independent States are expected to be modestly higher. South American industry sales are projected to increase approximately 10 percent in 2013. Industry sales in Asia are forecast to be about the same in 2013. Industry sales of turf and utility equipment in the U.S. and Canada are expected to increase approximately 5 percent. The company's construction and forestry sales increased 19 percent in 2012 and are forecast to increase by about 8 percent in 2013. Sales in world forestry markets are expected to be approximately the same in 2013. Net income of the company's financial services operations attributable to Deere & Company in 2013 is expected to be approximately $500 million.

Items of concern include the uncertainty of the effectiveness of governmental actions in respect to monetary and fiscal policies, the global economic recovery, the impact of sovereign and state debt, capital market disruptions, trade agreements, the availability of credit for the company's customers and suppliers, and financial regulatory reform. Drought conditions and significant volatility in the price of many commodities could also impact the company's results. The availability of certain components that could impact the company's ability to meet production schedules continues to be monitored. Designing and producing products with engines that continue to meet high performance standards and increasingly stringent emissions regulations is one of the company's major priorities.

The company remains well positioned to carry out its growth plans and capitalize on positive long-term trends. With support from employees, dealers and suppliers, the company's plans for helping meet the world's growing need for food and infrastructure are moving ahead successfully.

### 2012 COMPARED WITH 2011

#### CONSOLIDATED RESULTS

Worldwide net income attributable to Deere & Company in 2012 was $3,065 million, or $7.63 per share diluted ($7.72 basic), compared with $2,800 million, or $6.63 per share diluted ($6.71 basic), in 2011. Net sales and revenues increased 13 percent to $36,157 million in 2012, compared with $32,013 million in 2011. Net sales of the equipment operations increased 14 percent in 2012 to $33,501 million from $29,466 million last year. The sales increase included improved price realization of 4 percent and an unfavorable foreign currency translation effect of 3 percent. Net sales in the U.S. and Canada increased 20 percent in 2012. Net sales outside the U.S. and Canada increased by 5 percent in 2012, which included an unfavorable effect of 6 percent for foreign currency translation.

Worldwide equipment operations had an operating profit of $4,397 million in 2012, compared with $3,839 million in 2011. The higher operating profit was primarily due to the impact of improved price realization and higher shipment volumes, partially offset by higher production and raw material costs, unfavorable effects of foreign currency exchange, increased research and development expenses, higher selling, administrative and general expenses and a goodwill impairment charge (see Note 5). The increase in production costs related to new products, engine emission requirements and incentive compensation expenses.

The equipment operations' net income was $2,616 million in 2012, compared with $2,329 million in 2011. The same operating factors mentioned above, as well as an increase in the effective tax rate and interest expense affected these results.

Net income of the financial services operations attributable to Deere & Company in 2012 decreased to $460 million, compared with $471 million in 2011. The decrease was primarily a result of increased selling, administrative and general expenses, higher reserves for crop insurance claims and narrower financing spreads, partially offset by growth in the credit portfolio and a lower provision for credit losses. Additional information is presented in the following discussion of the "Worldwide Financial Services Operations."

The cost of sales to net sales ratio for 2012 was 74.6 percent, compared with 74.4 percent last year. The increase was primarily due to higher production costs, increased raw material costs and unfavorable effects of foreign currency exchange, partially offset by improved price realization.

Finance and interest income increased this year due to a larger average credit portfolio, partially offset by lower average financing rates. Other income increased primarily as a result of an increase in service revenues and insurance premiums and fees. Research and development costs increased primarily as a result of increased spending in support of new products and more stringent emission requirements. Selling, administrative and general expenses increased primarily due to growth and incentive compensation expenses. Interest expense increased due to higher average borrowings, partially offset by lower average borrowing rates. Other operating expenses increased primarily due to higher crop insurance claims and costs and depreciation of equipment on operating leases.

The company has several defined benefit pension plans and defined benefit health care and life insurance plans. The company's postretirement benefit costs for these plans in 2012 were $511 million, compared with $603 million in 2011. The long-term expected return on plan assets, which is reflected in these costs, was an expected gain of 8.0 percent in 2012 and 2011, or $887 million in 2012 and $906 million in 2011. The actual return was a gain of $849 million in 2012 and $695 million in 2011. In 2013, the expected return will be approximately 7.8 percent. The company's postretirement costs in 2013 are expected to increase approximately $75 million. The company makes any required contributions to the plan assets under applicable regulations and voluntary contributions from time to time based on the company's liquidity and ability to make tax-deductible contributions. Total company contributions to the plans were $478 million in 2012 and $122 million in 2011, which include direct benefit payments for unfunded plans. These contributions also included voluntary contributions to plan assets of $350 million in 2012. Total company contributions in 2013 are expected to be approximately $554 million, which includes voluntary contributions of approximately $450 million. The company has no significant required contributions to pension plan assets in 2013 under applicable funding regulations. See the following discussion of "Critical Accounting Policies" for more information about postretirement benefit obligations.

## BUSINESS SEGMENT AND GEOGRAPHIC AREA RESULTS

The following discussion relates to operating results by reportable segment and geographic area. Operating profit is income before certain external interest expense, certain foreign exchange gains or losses, income taxes and corporate expenses. However, operating profit of the financial services segment includes the effect of interest expense and foreign currency exchange gains or losses.

### Worldwide Agriculture and Turf Operations

The agriculture and turf segment had an operating profit of $3,921 million in 2012, compared with $3,447 million in 2011. Net sales increased 13 percent this year primarily due to higher shipment volumes and improved price realization, partially offset by the unfavorable effects of foreign currency translation. The increase in operating profit was primarily due to higher shipment volumes and price realization, partially offset by increased production and raw material costs, unfavorable effects of foreign currency exchange, increased research and development expenses and higher selling, administrative and general expenses. The increase in production costs was primarily related to new products, engine emission requirements and incentive compensation expenses.

### Worldwide Construction and Forestry Operations

The construction and forestry segment had an operating profit of $476 million in 2012, compared with $392 million in 2011. Net sales increased 19 percent for the year primarily due to higher shipment volumes and improved price realization. The operating profit improvement in 2012 was primarily due to price realization and higher shipment volumes, partially offset by increased production and raw material costs, increased research and development expenses and higher selling, administrative and general expenses. The increase in production costs was primarily related to new products, engine emission requirements and incentive compensation expenses.

### Worldwide Financial Services Operations

The operating profit of the financial services segment was $712 million in 2012, compared with $725 million in 2011. The decrease in operating profit was primarily due to increased selling, administrative and general expenses, higher reserves for crop insurance claims and narrower financing spreads, partially offset by growth in the credit portfolio and a lower provision for credit losses. Total revenues of the financial services operations, including intercompany revenues, increased 3 percent in 2012, primarily reflecting the larger portfolio. The average balance of receivables and leases financed was 10 percent higher in 2012, compared with 2011. Interest expense decreased 4 percent in 2012 as a result of lower average borrowing rates, partially offset by higher average borrowings. The financial services operations' ratio of earnings to fixed charges was 2.25 to 1 in 2012, compared with 2.22 to 1 in 2011.

### Equipment Operations in U.S. and Canada

The equipment operations in the U.S. and Canada had an operating profit of $3,836 million in 2012, compared with $2,898 million in 2011. The increase was due to higher shipment volumes and improved price realization, partially offset by increased production and raw material costs, increased research and development expenses and higher selling, administrative and general expenses. Net sales increased 20 percent primarily due to higher shipment volumes and price realization. The physical volume of sales increased 14 percent, compared with 2011.

### Equipment Operations outside U.S. and Canada

The equipment operations outside the U.S. and Canada had an operating profit of $561 million in 2012, compared with $941 million in 2011. The decrease was primarily due to higher production and raw material costs, the unfavorable effects of foreign currency exchange, increased selling, administrative and general expenses and higher research and development expenses, partially offset by the effects of higher shipment volumes and improved price realization. Net sales were 5 percent higher primarily reflecting increased shipment volumes and price realization, partially offset by the effect of foreign currency translation. The physical volume of sales increased 7 percent, compared with 2011.

## MARKET CONDITIONS AND OUTLOOK

Company equipment sales are projected to increase by about 5 percent for fiscal year 2013 and about 10 percent for the first quarter, compared with the same periods of 2012. For fiscal year 2013, net income attributable to Deere & Company is anticipated to be approximately $3.2 billion.

**Agriculture and Turf.** The company's worldwide sales of agriculture and turf equipment are forecast to increase by about 4 percent for fiscal year 2013. Relatively high commodity prices and strong farm incomes are expected to continue supporting a favorable level of demand for farm machinery during the year. The company's sales are expected to benefit from global expansion and lines of advanced new equipment.

Industry sales for agricultural machinery in the U.S. and Canada are forecast to be about the same for 2013 in relation to the prior year's healthy levels. Caution around the U.S. livestock and dairy sectors is expected to offset continued strength in demand for large equipment, such as high horsepower tractors.

Fiscal year industry sales in the EU27 are forecast to be about the same to 5 percent lower due to continuing deterioration in the overall economy and a poor harvest in the U.K. Sales in the Commonwealth of Independent States are expected to be modestly higher in 2013. In South America, industry sales are projected to increase about 10 percent as a result of favorable commodity prices and increased planting intentions. Industry sales in Asia are projected to be approximately the same as 2012 due to softer economic conditions in India and China.

U.S. and Canada industry sales of turf and utility equipment are expected to increase about 5 percent for 2013, reflecting some improvement in the U.S. economy. The company's sales are expected to increase more than the industry due to the impact of new products.

**Construction and Forestry.** The company's worldwide sales of construction and forestry equipment are forecast to increase by about 8 percent for fiscal year 2013 due in part to modest improvement in U.S. economic conditions. Sales in world forestry markets are projected to be about the same for the year as further weakness in European markets offsets stronger demand in the U.S.

**Financial Services.** Fiscal year 2013 net income attributable to Deere & Company for the financial services operations is expected to be approximately $500 million. The forecast improvement is primarily due to expected growth in the credit portfolio and lower crop insurance claims. These factors are projected to be partially offset by an increase in the provision for credit losses, which is anticipated to return to a more typical level.

## SAFE HARBOR STATEMENT

*Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995:* Statements under "Overview," "Market Conditions and Outlook," and other forward-looking statements herein that relate to future events, expectations, trends and operating periods involve certain factors that are subject to change, and important risks and uncertainties that could cause actual results to differ materially. Some of these risks and uncertainties could affect particular lines of business, while others could affect all of the company's businesses.

The company's agricultural equipment business is subject to a number of uncertainties including the many interrelated factors that affect farmers' confidence. These factors include worldwide economic conditions, demand for agricultural products, world grain stocks, weather conditions (including its effects on timely planting and harvesting), soil conditions (including low subsoil moisture from recent drought conditions), harvest yields, prices for commodities and livestock, crop and livestock production expenses, availability of transport for crops, the growth of non-food uses for some crops (including ethanol and biodiesel production), real estate values, available acreage for farming, the land ownership policies of various governments, changes in government farm programs and policies (including those in Argentina, Brazil, China, the European Union, India, Russia and the U.S.), international reaction to such programs, changes in and effects of crop insurance programs, global trade agreements, animal diseases and their effects on poultry, beef and pork consumption and prices, crop pests and diseases, and the level of farm product exports (including concerns about genetically modified organisms).

Factors affecting the outlook for the company's turf and utility equipment include general economic conditions, consumer confidence, weather conditions, customer profitability, consumer borrowing patterns, consumer purchasing preferences, housing starts, infrastructure investment, spending by municipalities and golf courses, and consumable input costs.

General economic conditions, consumer spending patterns, real estate and housing prices, the number of housing starts and interest rates are especially important to sales of the company's construction and forestry equipment. The levels of public and non-residential construction also impact the results of the company's construction and forestry segment. Prices for pulp, paper, lumber and structural panels are important to sales of forestry equipment.

All of the company's businesses and its reported results are affected by general economic conditions in the global markets in which the company operates, especially material changes in economic activity in these markets; customer confidence in general economic conditions; foreign currency exchange rates and their volatility, especially fluctuations in the value of the U.S. dollar; interest rates; and inflation and deflation rates. General economic conditions can affect demand for the company's equipment as well. Uncertainty about and actual government spending and taxing could adversely affect the economy, employment, consumer and corporate spending, and company results.

Customer and company operations and results could be affected by changes in weather patterns (including the effects of drought conditions in parts of the U.S. and dryer than normal conditions in certain other markets); the political and social stability of the global markets in which the company operates; the effects of, or response to, terrorism and security threats; wars and other conflicts and the threat thereof; and the spread of major epidemics.

Significant changes in market liquidity conditions and any failure to comply with financial covenants in credit agreements could impact access to funding and funding costs, which could reduce the company's earnings and cash flows. Financial market conditions could also negatively impact customer access to capital for purchases of the company's products and customer confidence and purchase decisions; borrowing and repayment practices; and the number and size of customer loan delinquencies and defaults. The sovereign debt crisis, in Europe or elsewhere, could negatively impact currencies, global financial markets, social and political stability, funding sources and costs, asset and obligation values, customers, suppliers, and company operations and results. State debt crises also could negatively impact customers, suppliers, demand for equipment, and company operations and results. The company's investment management activities could be impaired by changes in the equity and bond markets, which would negatively affect earnings.

Additional factors that could materially affect the company's operations, access to capital, expenses and results include changes in and the impact of governmental trade, banking, monetary and fiscal policies, including financial regulatory reform and its effects on the consumer finance industry, derivatives, funding costs and other areas, and governmental programs, policies and tariffs in particular jurisdictions or for the benefit of certain industries or sectors (including protectionist and expropriation policies and trade and licensing restrictions that could disrupt international commerce); actions by the U.S. Federal Reserve Board and other central banks; actions by the U.S. Securities and Exchange Commission (SEC), the U.S. Commodity Futures Trading Commission and other financial regulators; actions by environmental, health and safety regulatory agencies, including those related to engine emissions (in particular Interim Tier 4, Final Tier 4 and Stage IIIb non-road diesel emission requirements), carbon and other greenhouse gas emissions, noise and the risk of climate change; changes in labor regulations; changes to accounting standards; changes in tax rates, estimates, and regulations; compliance with U.S. and foreign laws when expanding to new markets; and actions by other regulatory bodies including changes in laws and regulations affecting the sectors in which the company operates. Customer and company operations and results also could be affected by changes to GPS radio frequency bands or their permitted uses.

Other factors that could materially affect results include production, design and technological innovations and difficulties, including capacity and supply constraints and prices; the availability and prices of strategically sourced materials, components and whole goods; delays or disruptions in the company's supply chain or the loss of liquidity by suppliers; the failure of suppliers to comply with laws, regulations and company policy pertaining to employment, human rights, health, safety, the environment and other ethical business practices; start-up of new plants and new products; the success of new product initiatives and customer acceptance of new products; changes in customer product preferences and sales mix whether as a result of changes in equipment design to meet government regulations or for other reasons; gaps or limitations in rural broadband coverage, capacity and speed needed to support technology solutions; oil and energy prices and supplies; the availability and cost of freight; actions of competitors in the various industries in which the company competes, particularly price discounting; dealer practices especially as to levels of new and used field inventories; labor relations; acquisitions and divestitures of businesses, the integration of new businesses; the implementation of organizational changes; difficulties related to the conversion and implementation of enterprise resource planning systems that disrupt business, negatively impact supply or distribution relationships or create higher than expected costs; security breaches and other disruptions to the company's information technology infrastructure; changes in company declared dividends and common stock issuances and repurchases.

Company results are also affected by changes in the level and funding of employee retirement benefits, changes in market values of investment assets and the level of interest rates, which impact retirement benefit costs, and significant changes in health care costs including those which may result from governmental action.

The liquidity and ongoing profitability of John Deere Capital Corporation (Capital Corporation) and other credit subsidiaries depend largely on timely access to capital to meet future cash flow requirements and fund operations and the costs associated with engaging in diversified funding activities and to fund purchases of the company's products. If market uncertainty increases and general economic conditions worsen, funding could be unavailable or insufficient. Additionally, customer confidence levels may result in declines in credit applications and increases in delinquencies and default rates, which could materially impact write-offs and provisions for credit losses. The failure of reinsurers of the company's insurance business also could materially affect results.

The company's outlook is based upon assumptions relating to the factors described above, which are sometimes based upon estimates and data prepared by government agencies. Such estimates and data are often revised. The company, except as required by law, undertakes no obligation to update or revise its outlook, whether as a result of new developments or otherwise. Further information concerning the company and its businesses, including factors that potentially could materially affect the company's financial results, is included in other filings with the SEC.

## 2011 COMPARED WITH 2010

### CONSOLIDATED RESULTS

Worldwide net income attributable to Deere & Company in 2011 was $2,800 million, or $6.63 per share diluted ($6.71 basic), compared with $1,865 million, or $4.35 per share diluted ($4.40 basic), in 2010. Net sales and revenues increased 23 percent to $32,013 million in 2011, compared with $26,005 million in 2010. Net sales of the equipment operations increased 25 percent in 2011 to $29,466 million from $23,573 million in 2010. The sales increase, which was primarily due to higher shipment volumes, also included a favorable effect for foreign currency translation of 3 percent and price realization of 3 percent. Net sales in the U.S. and Canada increased 17 percent in 2011. Net sales outside the U.S. and Canada increased by 38 percent in 2011, which included a favorable effect of 7 percent for foreign currency translation.

Worldwide equipment operations had an operating profit of $3,839 million in 2011, compared with $2,909 million in 2010. The higher operating profit was primarily due to higher shipment volumes and improved price realization, partially offset by increased raw material costs, higher manufacturing overhead costs related to new products, higher selling, administrative and general expenses and increased research and development expenses.

The equipment operations' net income was $2,329 million in 2011, compared with $1,492 million in 2010. The same operating factors mentioned above and a lower effective tax rate in 2011 affected these results.

Net income of the financial services operations attributable to Deere & Company in 2011 increased to $471 million, compared with $373 million in 2010. The increase was primarily a result of growth in the credit portfolio and a lower provision for credit losses. Additional information is presented in the following discussion of the "Worldwide Financial Services Operations."

The cost of sales to net sales ratio for 2011 was 74.4 percent, compared with 73.8 percent in 2010. The increase was primarily due to increased raw material costs and higher manufacturing overhead costs related to new products, partially offset by improved price realization.

Finance and interest income increased in 2011 due to a larger average credit portfolio, partially offset by lower financing rates. Other income increased in 2011 primarily as a result of higher insurance premiums and fees earned on crop insurance, largely offset by lower service revenues due to the sale of the wind energy business (see Note 4). Research and development expenses increased primarily as a result of increased spending in support of new products and more stringent emission requirements. Selling, administrative and general expenses increased primarily due to growth and higher sales commissions. Interest expense decreased due to lower average borrowing rates, partially offset by higher average borrowings. Other operating expenses decreased primarily due to lower depreciation expenses in 2011 due to the sale of the wind energy business and the write-down of the related assets held for sale at the end of 2010, partially offset by higher crop insurance claims and expenses in 2011. The effective tax rate for the provision for income taxes was lower in 2011 primarily due to the effect of the tax expense related to the enactment of health care legislation in 2010 (see Note 8).

The company has several defined benefit pension plans and defined benefit health care and life insurance plans. The company's postretirement benefit costs for these plans in 2011 were $603 million, compared with $658 million in 2010. The long-term expected return on plan assets, which is reflected in these costs, was an expected gain of 8.0 percent in 2011 and 8.2 percent in 2010, or $906 million in 2011 and $883 million in 2010. The actual return was a gain of $695 million in 2011 and $1,273 million in 2010. Total company contributions to the plans were $122 million in 2011 and $836 million in 2010, which include direct benefit payments for unfunded plans. These contributions also included voluntary contributions to plan assets of $650 million in 2010.

### BUSINESS SEGMENT AND GEOGRAPHIC AREA RESULTS

#### Worldwide Agriculture and Turf Operations

The agriculture and turf segment had an operating profit of $3,447 million in 2011, compared with $2,790 million in 2010. Net sales increased 21 percent in 2011 primarily due to higher shipment volumes. Sales also increased due to improved price realization and foreign currency translation. The increase in operating profit was largely due to increased shipment volumes and improved price realization, partially offset by increased raw material costs, higher manufacturing overhead costs related to new products, higher selling, administrative and general expenses and increased research and development expenses.

#### Worldwide Construction and Forestry Operations

The construction and forestry segment had an operating profit of $392 million in 2011, compared with $119 million in 2010. Net sales increased 45 percent in 2011 primarily due to higher shipment volumes. Sales also increased due to improved price realization. The operating profit improvement in 2011 was primarily due to higher shipment and production volumes and improved price realization, partially offset by increased raw material costs, higher selling, administrative and general expenses and increased research and development expenses.

### Worldwide Financial Services Operations

The operating profit of the financial services segment was $725 million in 2011, compared with $499 million in 2010. The increase in operating profit was primarily due to growth in the credit portfolio and a lower provision for credit losses, partially offset by narrower financing spreads. Results in 2010 were also affected by the write-down of wind energy assets that were held for sale (see Note 4). Total revenues of the financial services operations, including intercompany revenues, increased 3 percent in 2011, primarily reflecting the larger portfolio. The average balance of receivables and leases financed was 13 percent higher in 2011, compared with 2010. Interest expense decreased 7 percent in 2011 as a result of lower average borrowing rates, partially offset by higher average borrowings. The financial services operations' ratio of earnings to fixed charges was 2.22 to 1 in 2011, compared with 1.77 to 1 in 2010.

### Equipment Operations in U.S. and Canada

The equipment operations in the U.S. and Canada had an operating profit of $2,898 million in 2011, compared with $2,302 million in 2010. The increase was due to higher shipment volumes and improved price realization, partially offset by increased raw material costs, higher manufacturing overhead costs related to new products, increased selling, administrative and general expenses and higher research and development expenses. Net sales increased 17 percent primarily due to higher shipment volumes and improved price realization. The physical volume of sales increased 12 percent, compared with 2010.

### Equipment Operations outside U.S. and Canada

The equipment operations outside the U.S. and Canada had an operating profit of $941 million in 2011, compared with $607 million in 2010. The increase was primarily due to the effects of higher shipment volumes and improved price realization, partially offset by higher raw material costs, higher manufacturing overhead costs related to new products, increased selling, administrative and general expenses and higher research and development costs. Net sales were 38 percent higher primarily reflecting increased volumes and the effect of foreign currency translation. The physical volume of sales increased 30 percent, compared with 2010.

## CAPITAL RESOURCES AND LIQUIDITY

The discussion of capital resources and liquidity has been organized to review separately, where appropriate, the company's consolidated totals, equipment operations and financial services operations.

### CONSOLIDATED

Positive cash flows from consolidated operating activities in 2012 were $1,168 million. This resulted primarily from net income adjusted for non-cash provisions and an increase in accounts payable and accrued expenses, which were partially offset by an increase in trade receivables, inventories and insurance receivables. Cash outflows from investing activities were $4,004 million in 2012, primarily due to the cost of receivables (excluding receivables related to sales) and equipment on operating leases exceeding the collections of receivables and the proceeds from sales of equipment on operating leases by $2,076 million, purchases of property and equipment of $1,319 million and purchases exceeding maturities and sales of marketable securities by $682 million. Cash inflows from financing activities were $3,880 million in 2012 primarily due to an increase in borrowings of $6,141 million, partially offset by repurchases of common stock of $1,588 million and dividends paid of $698 million. Cash and cash equivalents increased $1,005 million during 2012.

Over the last three years, operating activities have provided an aggregate of $5,776 million in cash. In addition, increases in borrowings were $8,050 million, proceeds from sales of businesses were $976 million, proceeds from issuance of common stock (resulting from the exercise of stock options) were $360 million. The aggregate amount of these cash flows was used mainly to acquire receivables (excluding receivables related to sales) and equipment on operating leases that exceeded collections of receivables and the proceeds from sales of equipment on operating leases by $5,199 million, repurchase common stock of $3,614 million, purchase property and equipment of $3,138 million, pay dividends of $1,775 million and purchase marketable securities that exceeded proceeds from maturities and sales by $1,261 million. Cash and cash equivalents remained approximately the same as three years ago.

Given the continued uncertainty in the global economy, there has been a reduction in liquidity in some global markets that continues to affect the funding activities of the company. However, the company has access to most global markets at a reasonable cost and expects to have sufficient sources of global funding and liquidity to meet its funding needs. The company's exposures to receivables from customers in European countries experiencing economic strains are not significant. Sources of liquidity for the company include cash and cash equivalents, marketable securities, funds from operations, the issuance of commercial paper and term debt, the securitization of retail notes (both public and private markets) and committed and uncommitted bank lines of credit. The company's commercial paper outstanding at October 31, 2012 and 2011 was $1,207 million and $1,279 million, respectively, while the total cash and cash equivalents and marketable securities position was $6,123 million and $4,435 million, respectively. The amount of the total cash and cash equivalents and marketable securities held by foreign subsidiaries, in which earnings are considered indefinitely reinvested, was $628 million and $720 million at October 31, 2012 and 2011, respectively.

*Lines of Credit.* The company also has access to bank lines of credit with various banks throughout the world. Worldwide lines of credit totaled $5,194 million at October 31, 2012, $3,793 million of which were unused. For the purpose of computing unused credit lines, commercial paper and short-term bank borrowings, excluding secured borrowings and the current portion of long-term borrowings, were primarily considered to constitute utilization. Included in the total credit lines at October 31, 2012 was a long-term credit facility agreement of $2,750 million, expiring in April 2015, and a long-term credit facility agreement of $1,500 million, expiring in April 2017. These credit agreements require Capital Corporation to maintain its consolidated ratio of earnings to fixed charges at not less than 1.05 to 1 for each fiscal quarter and the ratio of senior debt, excluding securitization indebtedness, to capital base (total subordinated debt and stockholder's equity excluding accumulated other comprehensive income (loss)) at not more than 11 to 1 at the end of any fiscal quarter. The credit agreements also require the equipment operations to maintain a ratio of total debt to total capital (total debt and stockholders' equity excluding accumulated other comprehensive income (loss)) of 65 percent or less at the end of each fiscal quarter. Under this provision, the company's excess equity capacity and retained earnings balance free of restriction at October 31, 2012 was $8,273 million. Alternatively under this provision, the equipment operations had the capacity to incur additional debt of $15,364 million at October 31, 2012. All of these requirements of the credit agreements have been met during the periods included in the consolidated financial statements.

*Debt Ratings.* To access public debt capital markets, the company relies on credit rating agencies to assign short-term and long-term credit ratings to the company's securities as an indicator of credit quality for fixed income investors. A security rating is not a recommendation by the rating agency to buy, sell or hold company securities. A credit rating agency may change or withdraw company ratings based on its assessment of the company's current and future ability to meet interest and principal repayment obligations. Each agency's rating should be evaluated independently of any other rating. Lower credit ratings generally result in higher borrowing costs, including costs of derivative transactions, and reduced access to debt capital markets. The senior long-term and short-term debt ratings and outlook currently assigned to unsecured company securities by the rating agencies engaged by the company are as follows:

| | Senior Long-Term | Short-Term | Outlook |
|---|---|---|---|
| Moody's Investors Service, Inc. | A2 | Prime-1 | Stable |
| Standard & Poor's | A | A-1 | Stable |

Trade accounts and notes receivable primarily arise from sales of goods to independent dealers. Trade receivables increased by $505 million in 2012 primarily resulting from the increase in sales, partially offset by the effect of foreign currency translation. The ratio of trade accounts and notes receivable at October 31 to fiscal year net sales was 11 percent in 2012 and 2011. Total worldwide agriculture and turf receivables increased $456 million and construction and forestry receivables increased $49 million. The collection period for trade receivables averages less than 12 months. The percentage of trade receivables outstanding for a period exceeding 12 months was 2 percent and 3 percent at October 31, 2012 and 2011, respectively.

Deere & Company's stockholders' equity was $6,842 million at October 31, 2012, compared with $6,800 million at October 31, 2011. The increase of $42 million resulted primarily from net income attributable to Deere & Company of $3,065 million and an increase in common stock of $100 million, which were partially offset by an increase in treasury stock of $1,521 million, dividends declared of $709 million, a change in the retirement benefits adjustment of $624 million and a change in the cumulative translation adjustment of $270 million.

**EQUIPMENT OPERATIONS**

The company's equipment businesses are capital intensive and are subject to seasonal variations in financing requirements for inventories and certain receivables from dealers. The equipment operations sell a significant portion of their trade receivables to financial services. To the extent necessary, funds provided from operations are supplemented by external financing sources.

Cash provided by operating activities of the equipment operations during 2012, including intercompany cash flows, was $2,948 million primarily due to net income adjusted for non-cash provisions and an increase in accounts payable and accrued expenses, partially offset by an increase in inventories and trade receivables.

Over the last three years, these operating activities, including intercompany cash flows, have provided an aggregate of $8,491 million in cash.

Trade receivables held by the equipment operations increased by $186 million during 2012. The equipment operations sell a significant portion of their trade receivables to financial services (see previous consolidated discussion).

Inventories increased by $799 million in 2012 primarily reflecting the increase in production and sales, partially offset by the effect of foreign currency translation. Most of these inventories are valued on the last-in, first-out (LIFO) method. The ratios of inventories on a first-in, first-out (FIFO) basis (see Note 15), which approximates current cost, to fiscal year cost of sales were 26 percent and 27 percent at October 31, 2012 and 2011, respectively.

Total interest-bearing debt of the equipment operations was $5,870 million at the end of 2012, compared with $3,696 million at the end of 2011 and $3,414 million at the end of 2010. The ratio of total debt to total capital (total interest-bearing debt and stockholders' equity) at the end of 2012, 2011 and 2010 was 46 percent, 35 percent and 35 percent, respectively.

Property and equipment cash expenditures for the equipment operations in 2012 were $1,316 million, compared with $1,054 million in 2011. Capital expenditures in 2013 are estimated to be $1,300 million.

**FINANCIAL SERVICES**

The financial services operations rely on their ability to raise substantial amounts of funds to finance their receivable and lease portfolios. Their primary sources of funds for this purpose are a combination of commercial paper, term debt, securitization of retail notes, equity capital and from time to time borrowings from Deere & Company.

The cash provided by operating activities and financing activities was used primarily for investing activities. Cash flows from the financial services' operating activities, including intercompany cash flows, were $877 million in 2012. Cash used by investing activities totaled $4,635 million in 2012, primarily due to the cost of receivables (excluding trade and wholesale) and cost of equipment on operating leases exceeding collections of these receivables and the proceeds from sales of equipment on operating leases by $3,172 million and an increase in trade receivables and wholesale notes of $1,519 million. Cash provided by financing activities totaled $4,017 million in 2012, representing primarily an increase in external borrowings of $3,876 million and capital investment from Deere & Company of $264 million. Cash and cash equivalents increased $285 million.

Over the last three years, the operating activities, including intercompany cash flows, have provided $3,217 million in cash. In addition, an increase in total borrowings of $7,368 million and capital investment from Deere & Company of $377 million provided cash inflows. These amounts have been used mainly to fund receivables (excluding trade and wholesale) and equipment on operating lease acquisitions, which exceeded collections and the proceeds from sales of equipment on operating leases by $7,622 million, fund an increase in trade receivables and wholesale notes of $2,919 million and pay dividends to Deere & Company of $601 million. Cash and cash equivalents decreased $218 million over the three-year period.

Receivables and equipment on operating leases increased by $3,855 million in 2012, compared with 2011. Total acquisition volumes of receivables (excluding trade and wholesale notes) and cost of equipment on operating leases increased 10 percent in 2012, compared with 2011. The volumes of operating leases, financing leases, retail notes and revolving charge accounts increased approximately 27 percent, 16 percent, 14 percent, and 5 percent, respectively, while operating loans decreased 95 percent due to lower market coverage. The amount of wholesale notes increased 31 percent and trade receivables increased 16 percent during 2012. At October 31, 2012 and 2011, net receivables and leases administered, which include receivables administered but not owned, were $31,746 million and $27,918 million, respectively.

Total external interest-bearing debt of the financial services operations was $26,551 million at the end of 2012, compared with $22,894 million at the end of 2011 and $20,935 million at the end of 2010. Total external borrowings have changed generally corresponding with the level of the receivable and lease portfolio, the level of cash and cash equivalents, the change in payables owed to Deere & Company and the change in investment from Deere & Company. The financial services operations' ratio of total interest-bearing debt to total stockholder's equity was 7.2 to 1 at the end of 2012, 7.5 to 1 at the end of 2011 and 7.1 to 1 at the end of 2010.

The Capital Corporation has a revolving credit agreement to utilize bank conduit facilities to securitize retail notes (see Note 13). At October 31, 2012, the facility had a total capacity, or "financing limit," of up to $2,750 million of secured financings at any time. The facility was renewed in November 2012 with a capacity of $3,000 million. After a three-year revolving period, unless the banks and Capital Corporation agree to renew, Capital Corporation would liquidate the secured borrowings over time as payments on the retail notes are collected. At October 31, 2012, $1,314 million of short-term securitization borrowings was outstanding under the agreement.

During 2012, the financial services operations issued $2,775 million and retired $1,978 million of retail note securitization borrowings. During 2012, the financial services operations also issued $8,121 million and retired $5,176 million of long-term borrowings. The long-term borrowing retirements included $1,500 million of 7% Notes due in March 2012. The remaining issuances and retirements were primarily medium-term notes.

**OFF-BALANCE-SHEET ARRANGEMENTS**

At October 31, 2012, the company had approximately $290 million of guarantees issued primarily to banks outside the U.S. related to third-party receivables for the retail financing of John Deere equipment. The company may recover a portion of any required payments incurred under these agreements from repossession of the equipment collateralizing the receivables. The maximum remaining term of the receivables guaranteed at October 31, 2012 was approximately five years.

## AGGREGATE CONTRACTUAL OBLIGATIONS

The payment schedule for the company's contractual obligations at October 31, 2012 in millions of dollars is as follows:

| | Total | Less than 1 year | 2&3 years | 4&5 years | More than 5 years |
|---|---|---|---|---|---|
| **On-balance-sheet** | | | | | |
| Debt* | | | | | |
| Equipment operations | $ 5,869 | $ 425 | $ 1,018 | $ 48 | $ 4,378 |
| Financial services** | 26,039 | 7,806 | 9,305 | 4,673 | 4,255 |
| Total | 31,908 | 8,231 | 10,323 | 4,721 | 8,633 |
| Interest relating to debt*** | 5,353 | 716 | 1,046 | 752 | 2,839 |
| Accounts payable | 3,312 | 3,184 | 86 | 38 | 4 |
| Capital leases | 57 | 28 | 21 | 4 | 4 |
| **Off-balance-sheet** | | | | | |
| Purchase obligations | 4,299 | 4,251 | 38 | 10 | |
| Operating leases | 462 | 148 | 182 | 75 | 57 |
| **Total** | $45,391 | $16,558 | $11,696 | $ 5,600 | $11,537 |

* Principal payments.

** Securitization borrowings of $3,575 million classified as short-term on the balance sheet related to the securitization of retail notes are included in this table based on the expected payment schedule (see Note 18).

*** Includes projected payments related to interest rate swaps.

The previous table does not include unrecognized tax benefit liabilities of approximately $265 million at October 31, 2012 since the timing of future payments is not reasonably estimable at this time (see Note 8). For additional information regarding pension and other postretirement employee benefit obligations, short-term borrowings, long-term borrowings and lease obligations, see Notes 7, 18, 20 and 21, respectively.

## CRITICAL ACCOUNTING POLICIES

The preparation of the company's consolidated financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect reported amounts of assets, liabilities, revenues and expenses. Changes in these estimates and assumptions could have a significant effect on the financial statements. The accounting policies below are those management believes are the most critical to the preparation of the company's financial statements and require the most difficult, subjective or complex judgments. The company's other accounting policies are described in the Notes to the Consolidated Financial Statements.

### Sales Incentives

At the time a sale to a dealer is recognized, the company records an estimate of the future sales incentive costs for allowances and financing programs that will be due when the dealer sells the equipment to a retail customer. The estimate is based on historical data, announced incentive programs, field inventory levels and retail sales volumes. The final cost of these programs and the amount of accrual required for a specific sale are fully determined when the dealer sells the equipment to the retail customer. This is due to numerous programs available at any particular time and new programs that may be announced after the company records the sale. Changes in the mix and types of programs affect these estimates, which are reviewed quarterly.

The sales incentive accruals at October 31, 2012, 2011 and 2010 were $1,453 million, $1,122 million and $879 million, respectively. The increases in 2012 and 2011 were primarily due to higher sales volumes.

The estimation of the sales incentive accrual is impacted by many assumptions. One of the key assumptions is the historical percent of sales incentive costs to retail sales from dealers. Over the last five fiscal years, this percent has varied by an average of approximately plus or minus .7 percent, compared to the average sales incentive costs to retail sales percent during that period. Holding other assumptions constant, if this estimated cost experience percent were to increase or decrease .7 percent, the sales incentive accrual at October 31, 2012 would increase or decrease by approximately $50 million.

### Product Warranties

At the time a sale to a dealer is recognized, the company records the estimated future warranty costs. The company generally determines its total warranty liability by applying historical claims rate experience to the estimated amount of equipment that has been sold and is still under warranty based on dealer inventories and retail sales. The historical claims rate is primarily determined by a review of five-year claims costs and consideration of current quality developments. Variances in claims experience and the type of warranty programs affect these estimates, which are reviewed quarterly.

The product warranty accruals, excluding extended warranty unamortized premiums, at October 31, 2012, 2011 and 2010 were $733 million, $662 million and $559 million, respectively. The changes were primarily due to higher sales volumes in 2012 and 2011.

Estimates used to determine the product warranty accruals are significantly affected by the historical percent of warranty claims costs to sales. Over the last five fiscal years, this percent has varied by an average of approximately plus or minus .09 percent, compared to the average warranty costs to sales percent during that period. Holding other assumptions constant, if this estimated cost experience percent were to increase or decrease .09 percent, the warranty accrual at October 31, 2012 would increase or decrease by approximately $35 million.

### Postretirement Benefit Obligations

Pension obligations and other postretirement employee benefit (OPEB) obligations are based on various assumptions used by the company's actuaries in calculating these amounts. These assumptions include discount rates, health care cost trend rates, expected return on plan assets, compensation increases, retirement rates, mortality rates and other factors. Actual results that differ from the assumptions and changes in assumptions affect future expenses and obligations.

The pension liabilities, net of pension assets, recognized on the balance sheet at October 31, 2012, 2011 and 2010 were $1,817 million, $1,373 million and $693 million, respectively. The OPEB liabilities, net of OPEB assets, on these same dates were $5,736 million, $5,193 million and $4,830 million, respectively. The increases in pension net liabilities in 2012 and 2011 were primarily due to decreases in discount rates and interest on the liabilities, partially offset by the return on plan assets. The increases in the OPEB net liabilities in 2012 and 2011 were primarily due to the decreases in discount rates and interest on the liabilities.

The effect of hypothetical changes to selected assumptions on the company's major U.S. retirement benefit plans would be as follows in millions of dollars:

| Assumptions | Percentage Change | October 31, 2012<br>Increase (Decrease) PBO/APBO* | 2013<br>Increase (Decrease) Expense |
|---|---|---|---|
| **Pension** | | | |
| Discount rate** | +/-.5 | $ (598)/635 | $ (28)/28 |
| Expected return on assets | +/-.5 | | (45)/45 |
| **OPEB** | | | |
| Discount rate** | +/-.5 | (419)/465 | (24)/26 |
| Expected return on assets | +/-.5 | | (6)/6 |
| Health care cost trend rate** | +/-1.0 | 938/(709) | 124/(95) |

* Projected benefit obligation (PBO) for pension plans and accumulated postretirement benefit obligation (APBO) for OPEB plans.

** Pretax impact on service cost, interest cost and amortization of gains or losses.

## Goodwill

Goodwill is not amortized and is tested for impairment annually and when events or circumstances change such that it is more likely than not that the fair value of a reporting unit is reduced below its carrying amount. The end of the third quarter is the annual measurement date. To test for goodwill impairment, the carrying value of each reporting unit is compared with its fair value. If the carrying value of the goodwill is considered impaired, a loss is recognized based on the amount by which the carrying value exceeds the implied fair value of the goodwill.

An estimate of the fair value of the reporting unit is determined through a combination of comparable market values for similar businesses and discounted cash flows. These estimates can change significantly based on such factors as the reporting unit's financial performance, economic conditions, interest rates, growth rates, pricing, changes in business strategies and competition.

Based on this testing, the company identified a reporting unit in 2012 and 2010 for which the goodwill was impaired. In the fourth quarters of 2012 and 2010, the company recorded non-cash charges in cost of sales of $33 million pretax, or $31 million after-tax, and $27 million pretax, or $25 million after-tax, respectively. The charges were associated with a reporting unit included in the agriculture and turf operating segment. The key factor contributing to the impairments was a decline in the reporting unit's forecasted financial performance (see Note 5).

A 10 percent decrease in the estimated fair value of the company's other reporting units would have had no impact on the carrying value of goodwill at the annual measurement date in 2012.

## Allowance for Credit Losses

The allowance for credit losses represents an estimate of the losses expected from the company's receivable portfolio. The level of the allowance is based on many quantitative and qualitative factors, including historical loss experience by product category, portfolio duration, delinquency trends, economic conditions and credit risk quality. The adequacy of the allowance is assessed quarterly. Different assumptions or changes in economic conditions would result in changes to the allowance for credit losses and the provision for credit losses.

The total allowance for credit losses at October 31, 2012, 2011 and 2010 was $243 million, $269 million and $296 million, respectively. The decreases in 2012 and 2011 were primarily due to decreases in loss experience.

The assumptions used in evaluating the company's exposure to credit losses involve estimates and significant judgment. The historical loss experience on the receivable portfolio represents one of the key assumptions involved in determining the allowance for credit losses. Over the last five fiscal years, this percent has varied by an average of approximately plus or minus .23 percent, compared to the average loss experience percent during that period. Holding other assumptions constant, if this estimated loss experience on the receivable portfolio were to increase or decrease .23 percent, the allowance for credit losses at October 31, 2012 would increase or decrease by approximately $70 million.

## Operating Lease Residual Values

The carrying value of equipment on operating leases is affected by the estimated fair values of the equipment at the end of the lease (residual values). Upon termination of the lease, the equipment is either purchased by the lessee or sold to a third party, in which case the company may record a gain or a loss for the difference between the estimated residual value and the sales price. The residual values are dependent on current economic conditions and are reviewed quarterly. Changes in residual value assumptions would affect the amount of depreciation expense and the amount of investment in equipment on operating leases.

The total operating lease residual values at October 31, 2012, 2011 and 2010 were $1,676 million, $1,425 million and $1,276 million, respectively. The changes in 2012 and 2011 were primarily due to the increasing levels of operating leases.

Estimates used in determining end of lease market values for equipment on operating leases significantly impact the amount and timing of depreciation expense. If future market values for this equipment were to decrease 10 percent from the company's present estimates, the total impact would be to increase the company's annual depreciation for equipment on operating leases by approximately $70 million.

## FINANCIAL INSTRUMENT MARKET RISK INFORMATION

The company is naturally exposed to various interest rate and foreign currency risks. As a result, the company enters into derivative transactions to manage certain of these exposures that arise in the normal course of business and not for the purpose of creating speculative positions or trading. The company's financial services manage the relationship of the types and amounts of their funding sources to their receivable and lease portfolio in an effort to diminish risk due to interest rate and foreign currency fluctuations, while responding to favorable financing opportunities. Accordingly, from time to time, these operations enter into interest rate swap agreements to manage their interest rate exposure. The company also has foreign currency exposures at some of its foreign and domestic operations related to buying, selling and financing in currencies other than the functional currencies. The company has entered into agreements related to the management of these foreign currency transaction risks.

### Interest Rate Risk

Quarterly, the company uses a combination of cash flow models to assess the sensitivity of its financial instruments with interest rate exposure to changes in market interest rates. The models calculate the effect of adjusting interest rates as follows. Cash flows for financing receivables are discounted at the current prevailing rate for each receivable portfolio. Cash flows for marketable securities are primarily discounted at the applicable benchmark yield curve plus market credit spreads. Cash flows for unsecured borrowings are discounted at the applicable benchmark yield curve plus market credit spreads for similarly rated borrowers. Cash flows for securitized borrowings are discounted at the swap yield curve plus a market credit spread for similarly rated borrowers. Cash flows for interest rate swaps are projected and discounted using forward rates from the swap yield curve at the repricing dates. The net loss in these financial instruments' fair values which would be caused by decreasing the interest rates by 10 percent from the market rates at October 31, 2012 would have been approximately $33 million. The net loss from increasing the interest rates by 10 percent at October 31, 2011 would have been approximately $42 million.

### Foreign Currency Risk

In the equipment operations, the company's practice is to hedge significant currency exposures. Worldwide foreign currency exposures are reviewed quarterly. Based on the equipment operations' anticipated and committed foreign currency cash inflows, outflows and hedging policy for the next twelve months, the company estimates that a hypothetical 10 percent weakening of the U.S. dollar relative to other currencies through 2013 would decrease the 2013 expected net cash inflows by $68 million. At October 31, 2011, a hypothetical 10 percent strengthening of the U.S. dollar under similar assumptions and calculations indicated a potential $19 million adverse effect on the 2012 net cash inflows.

In the financial services operations, the company's policy is to hedge the foreign currency risk if the currency of the borrowings does not match the currency of the receivable portfolio. As a result, a hypothetical 10 percent adverse change in the value of the U.S. dollar relative to all other foreign currencies would not have a material effect on the financial services cash flows.

## MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Deere & Company is responsible for establishing and maintaining adequate internal control over financial reporting. Deere & Company's internal control system was designed to provide reasonable assurance regarding the preparation and fair presentation of published financial statements in accordance with generally accepted accounting principles.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation in accordance with generally accepted accounting principles.

Management assessed the effectiveness of the company's internal control over financial reporting as of October 31, 2012, using the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that assessment, management believes that, as of October 31, 2012, the company's internal control over financial reporting was effective.

The company's independent registered public accounting firm has issued an audit report on the effectiveness of the company's internal control over financial reporting. This report appears below.

December 17, 2012

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Deere & Company:

We have audited the accompanying consolidated balance sheets of Deere & Company and subsidiaries (the "Company") as of October 31, 2012 and 2011, and the related statements of consolidated income, changes in consolidated stockholders' equity, and consolidated cash flows for each of the three years in the period ended October 31, 2012. We also have audited the Company's internal control over financial reporting as of October 31, 2012, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on these financial statements and an opinion on the Company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of October 31, 2012 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended October 31, 2012, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of October 31, 2012, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Deloitte & Touche LLP
Chicago, Illinois
December 17, 2012

DEERE & COMPANY

## STATEMENT OF CONSOLIDATED INCOME

**For the Years Ended October 31, 2012, 2011 and 2010**

(In millions of dollars and shares except per share amounts)

| | 2012 | 2011 | 2010 |
|---|---|---|---|
| **Net Sales and Revenues** | | | |
| Net sales | $33,500.9 | $29,466.1 | $23,573.2 |
| Finance and interest income | 1,981.3 | 1,922.6 | 1,825.3 |
| Other income | 674.9 | 623.8 | 606.1 |
| Total | 36,157.1 | 32,012.5 | 26,004.6 |
| **Costs and Expenses** | | | |
| Cost of sales | 25,007.8 | 21,919.4 | 17,398.8 |
| Research and development expenses | 1,433.6 | 1,226.2 | 1,052.4 |
| Selling, administrative and general expenses | 3,417.0 | 3,168.7 | 2,968.7 |
| Interest expense | 782.8 | 759.4 | 811.4 |
| Other operating expenses | 781.5 | 716.0 | 748.1 |
| Total | 31,422.7 | 27,789.7 | 22,979.4 |
| **Income of Consolidated Group before Income Taxes** | 4,734.4 | 4,222.8 | 3,025.2 |
| Provision for income taxes | 1,659.4 | 1,423.6 | 1,161.6 |
| **Income of Consolidated Group** | 3,075.0 | 2,799.2 | 1,863.6 |
| Equity in income (loss) of unconsolidated affiliates | (3.4) | 8.6 | 10.7 |
| **Net Income** | 3,071.6 | 2,807.8 | 1,874.3 |
| Less: Net income attributable to noncontrolling interests | 6.9 | 7.9 | 9.3 |
| **Net Income Attributable to Deere & Company** | $ 3,064.7 | $ 2,799.9 | $ 1,865.0 |
| **Per Share Data** | | | |
| Basic | $ 7.72 | $ 6.71 | $ 4.40 |
| Diluted | $ 7.63 | $ 6.63 | $ 4.35 |
| Dividends declared | $ 1.79 | $ 1.52 | $ 1.16 |
| **Average Shares Outstanding** | | | |
| Basic | 397.1 | 417.4 | 424.0 |
| Diluted | 401.5 | 422.4 | 428.6 |

The notes to consolidated financial statements are an integral part of this statement.

Deere & Company

**CONSOLIDATED BALANCE SHEET**

**As of October 31, 2012 and 2011**

(In millions of dollars except per share amounts)

| | 2012 | 2011 |
|---|---|---|
| **ASSETS** | | |
| Cash and cash equivalents | $ 4,652.2 | $ 3,647.2 |
| Marketable securities | 1,470.4 | 787.3 |
| Receivables from unconsolidated affiliates | 59.7 | 48.0 |
| Trade accounts and notes receivable - net | 3,799.1 | 3,294.5 |
| Financing receivables - net | 22,159.1 | 19,923.5 |
| Financing receivables securitized - net | 3,617.6 | 2,905.0 |
| Other receivables | 1,790.9 | 1,330.6 |
| Equipment on operating leases - net | 2,527.8 | 2,150.0 |
| Inventories | 5,170.0 | 4,370.6 |
| Property and equipment - net | 5,011.9 | 4,352.3 |
| Investments in unconsolidated affiliates | 215.0 | 201.7 |
| Goodwill | 921.2 | 999.8 |
| Other intangible assets - net | 105.0 | 127.4 |
| Retirement benefits | 20.2 | 30.4 |
| Deferred income taxes | 3,280.4 | 2,858.6 |
| Other assets | 1,465.3 | 1,180.5 |
| **Total Assets** | $ 56,265.8 | $ 48,207.4 |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | |
| **LIABILITIES** | | |
| Short-term borrowings | $ 6,392.5 | $ 6,852.3 |
| Short-term securitization borrowings | 3,574.8 | 2,777.4 |
| Payables to unconsolidated affiliates | 135.2 | 117.7 |
| Accounts payable and accrued expenses | 8,988.9 | 7,804.8 |
| Deferred income taxes | 164.4 | 168.3 |
| Long-term borrowings | 22,453.1 | 16,959.9 |
| Retirement benefits and other liabilities | 7,694.9 | 6,712.1 |
| Total liabilities | 49,403.8 | 41,392.5 |
| Commitments and contingencies (Note 22) | | |
| **STOCKHOLDERS' EQUITY** | | |
| Common stock, $1 par value (authorized – 1,200,000,000 shares; issued – 536,431,204 shares in 2012 and 2011), at paid-in amount | 3,352.2 | 3,251.7 |
| Common stock in treasury, 148,625,875 shares in 2012 and 130,361,345 shares in 2011, at cost | (8,813.8) | (7,292.8) |
| Retained earnings | 16,875.2 | 14,519.4 |
| Accumulated other comprehensive income (loss): | | |
| Retirement benefits adjustment | (4,759.0) | (4,135.4) |
| Cumulative translation adjustment | 184.1 | 453.8 |
| Unrealized loss on derivatives | (13.4) | (8.3) |
| Unrealized gain on investments | 16.8 | 11.9 |
| Accumulated other comprehensive income (loss) | (4,571.5) | (3,678.0) |
| Total Deere & Company stockholders' equity | 6,842.1 | 6,800.3 |
| Noncontrolling interests | 19.9 | 14.6 |
| Total stockholders' equity | 6,862.0 | 6,814.9 |
| **Total Liabilities and Stockholders' Equity** | $ 56,265.8 | $ 48,207.4 |

The notes to consolidated financial statements are an integral part of this statement.

DEERE & COMPANY
## STATEMENT OF CONSOLIDATED CASH FLOWS
**For the Years Ended October 31, 2012, 2011 and 2010**
(In millions of dollars)

| | 2012 | 2011 | 2010 |
|---|---|---|---|
| **Cash Flows from Operating Activities** | | | |
| Net income | $ 3,071.6 | $ 2,807.8 | $ 1,874.3 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | | |
| Provision for doubtful receivables | 5.1 | 13.5 | 106.4 |
| Provision for depreciation and amortization | 1,004.2 | 914.9 | 914.8 |
| Goodwill impairment charges | 33.4 | | 27.2 |
| Share-based compensation expense | 74.5 | 69.0 | 71.2 |
| Undistributed earnings of unconsolidated affiliates | 1.8 | 11.1 | (2.2) |
| Provision (credit) for deferred income taxes | (91.8) | (168.0) | 175.0 |
| Changes in assets and liabilities: | | | |
| Trade, notes and financing receivables related to sales | (1,901.6) | (808.9) | (1,095.0) |
| Insurance receivables | (338.5) | (300.1) | |
| Inventories | (1,510.2) | (1,730.5) | (1,052.7) |
| Accounts payable and accrued expenses | 1,061.8 | 1,287.0 | 1,057.7 |
| Accrued income taxes payable/receivable | (72.3) | 1.2 | 22.1 |
| Retirement benefits | 63.3 | 495.3 | (154.1) |
| Other | (233.6) | (266.0) | 337.5 |
| Net cash provided by operating activities | 1,167.7 | 2,326.3 | 2,282.2 |
| **Cash Flows from Investing Activities** | | | |
| Collections of receivables (excluding receivables related to sales) | 13,064.9 | 12,151.4 | 11,047.1 |
| Proceeds from maturities and sales of marketable securities | 240.3 | 32.4 | 38.4 |
| Proceeds from sales of equipment on operating leases | 799.5 | 683.4 | 621.9 |
| Government grants related to property and equipment | | | 92.3 |
| Proceeds from sales of businesses, net of cash sold | 30.2 | 911.1 | 34.9 |
| Cost of receivables acquired (excluding receivables related to sales) | (15,139.0) | (13,956.8) | (12,493.9) |
| Purchases of marketable securities | (922.2) | (586.9) | (63.4) |
| Purchases of property and equipment | (1,319.2) | (1,056.6) | (761.7) |
| Cost of equipment on operating leases acquired | (801.8) | (624.2) | (551.1) |
| Acquisitions of businesses, net of cash acquired | | (60.8) | (45.5) |
| Other | 43.2 | (113.7) | (28.1) |
| Net cash used for investing activities | (4,004.1) | (2,620.7) | (2,109.1) |
| **Cash Flows from Financing Activities** | | | |
| Increase (decrease) in total short-term borrowings | 894.9 | (226.1) | 756.0 |
| Proceeds from long-term borrowings | 10,642.0 | 5,655.0 | 2,621.1 |
| Payments of long-term borrowings | (5,396.0) | (3,220.8) | (3,675.7) |
| Proceeds from issuance of common stock | 61.0 | 170.0 | 129.1 |
| Repurchases of common stock | (1,587.7) | (1,667.0) | (358.8) |
| Dividends paid | (697.9) | (593.1) | (483.5) |
| Excess tax benefits from share-based compensation | 30.1 | 70.1 | 43.5 |
| Other | (66.2) | (48.5) | (41.4) |
| Net cash provided by (used for) financing activities | 3,880.2 | 139.6 | (1,009.7) |
| **Effect of Exchange Rate Changes on Cash and Cash Equivalents** | (38.8) | 11.4 | (24.5) |
| **Net Increase (Decrease) in Cash and Cash Equivalents** | 1,005.0 | (143.4) | (861.1) |
| **Cash and Cash Equivalents at Beginning of Year** | 3,647.2 | 3,790.6 | 4,651.7 |
| **Cash and Cash Equivalents at End of Year** | $ 4,652.2 | $ 3,647.2 | $ 3,790.6 |

The notes to consolidated financial statements are an integral part of this statement.

DEERE & COMPANY
## STATEMENT OF CHANGES IN CONSOLIDATED STOCKHOLDERS' EQUITY
**For the Years Ended October 31, 2010, 2011 and 2012**
(In millions of dollars)

| | Total Stockholders' Equity | Deere & Company Stockholders | | | | | Non-controlling Interests |
|---|---|---|---|---|---|---|---|
| | | Comprehensive Income | Common Stock | Treasury Stock | Retained Earnings | Accumulated Other Comprehensive Income (Loss) | |
| **Balance October 31, 2009** | $ 4,822.8 | | $ 2,996.2 | $ (5,564.7) | $ 10,980.5 | $ (3,593.3) | $ 4.1 |
| Net income | 1,874.3 | $ 1,865.0 | | | 1,865.0 | | 9.3 |
| Other comprehensive income (loss) | | | | | | | |
| Retirement benefits adjustment | 158.0 | 158.0 | | | | 158.0 | |
| Cumulative translation adjustment | 35.7 | 35.8 | | | | 35.8 | (.1) |
| Unrealized gain on derivatives | 14.9 | 14.9 | | | | 14.9 | |
| Unrealized gain on investments | 5.0 | 5.0 | | | | 5.0 | |
| **Total comprehensive income** | 2,087.9 | $ 2,078.7 | | | | | 9.2 |
| Repurchases of common stock | (358.8) | | | (358.8) | | | |
| Treasury shares reissued | 134.0 | | | 134.0 | | | |
| Dividends declared | (492.7) | | | | (492.3) | | (.4) |
| Stock options and other | 110.2 | | 110.1 | | (.1) | | .2 |
| **Balance October 31, 2010** | 6,303.4 | | 3,106.3 | (5,789.5) | 12,353.1 | (3,379.6) | 13.1 |
| Net income | 2,807.8 | $ 2,799.9 | | | 2,799.9 | | 7.9 |
| Other comprehensive income (loss) | | | | | | | |
| Retirement benefits adjustment | (338.4) | (338.4) | | | | (338.4) | |
| Cumulative translation adjustment | 17.8 | 17.8 | | | | 17.8 | |
| Unrealized gain on derivatives | 20.9 | 20.9 | | | | 20.9 | |
| Unrealized gain on investments | 1.3 | 1.3 | | | | 1.3 | |
| **Total comprehensive income** | 2,509.4 | $ 2,501.5 | | | | | 7.9 |
| Repurchases of common stock | (1,667.0) | | | (1,667.0) | | | |
| Treasury shares reissued | 163.7 | | | 163.7 | | | |
| Dividends declared | (638.0) | | | | (633.5) | | (4.5) |
| Stock options and other | 143.4 | | 145.4 | | (.1) | | (1.9) |
| **Balance October 31, 2011** | 6,814.9 | | 3,251.7 | (7,292.8) | 14,519.4 | (3,678.0) | 14.6 |
| Net income | 3,071.6 | $ 3,064.7 | | | 3,064.7 | | 6.9 |
| Other comprehensive income (loss) | | | | | | | |
| Retirement benefits adjustment | (623.6) | (623.6) | | | | (623.6) | |
| Cumulative translation adjustment | (270.0) | (269.7) | | | | (269.7) | (.3) |
| Unrealized loss on derivatives | (5.1) | (5.1) | | | | (5.1) | |
| Unrealized gain on investments | 4.9 | 4.9 | | | | 4.9 | |
| **Total comprehensive income** | 2,177.8 | $ 2,171.2 | | | | | 6.6 |
| Repurchases of common stock | (1,587.7) | | | (1,587.7) | | | |
| Treasury shares reissued | 66.7 | | | 66.7 | | | |
| Dividends declared | (709.2) | | | | (708.9) | | (.3) |
| Stock options and other | 99.5 | | 100.5 | | | | (1.0) |
| **Balance October 31, 2012** | $ 6,862.0 | | $ 3,352.2 | $ (8,813.8) | $ 16,875.2 | $ (4,571.5) | $ 19.9 |

The notes to consolidated financial statements are an integral part of this statement.

## 1. ORGANIZATION AND CONSOLIDATION

### Structure of Operations

The information in the notes and related commentary are presented in a format which includes data grouped as follows:

*Equipment Operations* – Includes the company's agriculture and turf operations and construction and forestry operations with financial services reflected on the equity basis.

*Financial Services* – Includes primarily the company's financing operations.

*Consolidated* – Represents the consolidation of the equipment operations and financial services. References to "Deere & Company" or "the company" refer to the entire enterprise.

### Principles of Consolidation

The consolidated financial statements represent primarily the consolidation of all companies in which Deere & Company has a controlling interest. Certain variable interest entities (VIEs) are consolidated since the company has both the power to direct the activities that most significantly impact the VIEs' economic performance and the obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIEs. Deere & Company records its investment in each unconsolidated affiliated company (generally 20 to 50 percent ownership) at its related equity in the net assets of such affiliate (see Note 10). Other investments (less than 20 percent ownership) are recorded at cost.

### Variable Interest Entities

The company is the primary beneficiary of and consolidates a VIE based on a cost sharing supply contract. The company has both the power to direct the activities that most significantly impact the VIE's economic performance and the obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIE. No additional support beyond what was previously contractually required has been provided during any periods presented. The VIE produces blended fertilizer and other lawn care products for the agriculture and turf segment.

The assets and liabilities of this supplier VIE consisted of the following at October 31 in millions of dollars:

| | 2012 | 2011 |
|---|---|---|
| Cash and cash equivalents | $ 26 | $ 11 |
| Intercompany receivables | 7 | 14 |
| Inventories | 25 | 30 |
| Property and equipment – net | 2 | 3 |
| Other assets | 5 | 3 |
| Total assets | $ 65 | $ 61 |
| Short-term borrowings | $ 5 | |
| Accounts payable and accrued expenses | 48 | $ 56 |
| Total liabilities | $ 53 | $ 56 |

The VIE is financed primarily through its own liabilities. The assets of the VIE can only be used to settle the obligations of the VIE. The creditors of the VIE do not have recourse to the general credit of the company.

See Note 13 for VIEs related to securitization of financing receivables.

### Reclassification

Certain items previously reported in the Consolidated Statement of Cash Flows have been reclassified to conform to the 2012 presentation. In the operating activities, insurance receivables were separately stated from other adjustments to net income (see Note 12). The same change was made in the Supplemental Consolidating Data in Note 31, statement of cash flows for financial services. The total cash flows for the consolidated and financial services net cash provided by operating activities did not change.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following are significant accounting policies in addition to those included in other notes to the consolidated financial statements.

### Use of Estimates in Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect the reported amounts and related disclosures. Actual results could differ from those estimates.

### Revenue Recognition

Sales of equipment and service parts are recorded when the sales price is determinable and the risks and rewards of ownership are transferred to independent parties based on the sales agreements in effect. In the U.S. and most international locations, this transfer occurs primarily when goods are shipped. In Canada and some other international locations, certain goods are shipped to dealers on a consignment basis under which the risks and rewards of ownership are not transferred to the dealer. Accordingly, in these locations, sales are not recorded until a retail customer has purchased the goods. In all cases, when a sale is recorded by the company, no significant uncertainty exists surrounding the purchaser's obligation to pay. No right of return exists on sales of equipment. Service parts and certain attachments returns are estimable and accrued at the time a sale is recognized. The company makes appropriate provisions based on experience for costs such as doubtful receivables, sales incentives and product warranty.

Financing revenue is recorded over the lives of related receivables using the interest method. Insurance premiums recorded in other income are generally recognized in proportion to the costs expected to be incurred over the contract period. Deferred costs on the origination of financing receivables are recognized as a reduction in finance revenue over the expected lives of the receivables using the interest method. Income and deferred costs on the origination of operating leases are recognized on a straight-line basis over the scheduled lease terms in finance revenue.

### Sales Incentives

At the time a sale is recognized, the company records an estimate of the future sales incentive costs for allowances and financing programs that will be due when a dealer sells the equipment to a retail customer. The estimate is based on historical data, announced incentive programs, field inventory levels and retail sales volumes.

**Product Warranties**
At the time a sale is recognized, the company records the estimated future warranty costs. These costs are usually estimated based on historical warranty claims (see Note 22).

**Sales Taxes**
The company collects and remits taxes assessed by different governmental authorities that are both imposed on and concurrent with revenue producing transactions between the company and its customers. These taxes may include sales, use, value-added and some excise taxes. The company reports the collection of these taxes on a net basis (excluded from revenues).

**Shipping and Handling Costs**
Shipping and handling costs related to the sales of the company's equipment are included in cost of sales.

**Advertising Costs**
Advertising costs are charged to expense as incurred. This expense was $177 million in 2012, $163 million in 2011 and $154 million in 2010.

**Depreciation and Amortization**
Property and equipment, capitalized software and other intangible assets are stated at cost less accumulated depreciation or amortization. These assets are depreciated over their estimated useful lives generally using the straight-line method. Equipment on operating leases is depreciated over the terms of the leases using the straight-line method. Property and equipment expenditures for new and revised products, increased capacity and the replacement or major renewal of significant items are capitalized. Expenditures for maintenance, repairs and minor renewals are generally charged to expense as incurred.

**Securitization of Receivables**
Certain financing receivables are periodically transferred to special purpose entities (SPEs) in securitization transactions (see Note 13). These securitizations qualify as collateral for secured borrowings and no gains or losses are recognized at the time of securitization. The receivables remain on the balance sheet and are classified as "Financing receivables securitized - net." The company recognizes finance income over the lives of these receivables using the interest method.

**Receivables and Allowances**
All financing and trade receivables are reported on the balance sheet at outstanding principal adjusted for any charge-offs, the allowance for credit losses and doubtful accounts, and any deferred fees or costs on originated financing receivables. Allowances for credit losses and doubtful accounts are maintained in amounts considered to be appropriate in relation to the receivables outstanding based on collection experience, economic conditions and credit risk quality. Receivables are written-off to the allowance when the account is considered uncollectible.

**Impairment of Long-Lived Assets, Goodwill and Other Intangible Assets**
The company evaluates the carrying value of long-lived assets (including property and equipment, goodwill and other intangible assets) when events or circumstances warrant such a review. Goodwill and intangible assets with indefinite lives are tested for impairment annually at the end of the third fiscal quarter each year, or more often if events or circumstances indicate a reduction in the fair value below the carrying value. Goodwill is allocated and reviewed for impairment by reporting units, which consist primarily of the operating segments and certain other reporting units. The goodwill is allocated to the reporting unit in which the business that created the goodwill resides. To test for goodwill impairment, the carrying value of each reporting unit is compared with its fair value. If the carrying value of the goodwill or long-lived asset is considered impaired, a loss is recognized based on the amount by which the carrying value exceeds the fair value of the asset (see Note 5).

**Derivative Financial Instruments**
It is the company's policy that derivative transactions are executed only to manage exposures arising in the normal course of business and not for the purpose of creating speculative positions or trading. The company's financial services manage the relationship of the types and amounts of their funding sources to their receivable and lease portfolio in an effort to diminish risk due to interest rate and foreign currency fluctuations, while responding to favorable financing opportunities. The company also has foreign currency exposures at some of its foreign and domestic operations related to buying, selling and financing in currencies other than the functional currencies.

All derivatives are recorded at fair value on the balance sheet. Cash collateral received or paid is not offset against the derivative fair values on the balance sheet. Each derivative is designated as either a cash flow hedge, a fair value hedge, or remains undesignated. Changes in the fair value of derivatives that are designated and effective as cash flow hedges are recorded in other comprehensive income and reclassified to the income statement when the effects of the item being hedged are recognized in the income statement. Changes in the fair value of derivatives that are designated and effective as fair value hedges are recognized currently in net income. These changes are offset in net income to the extent the hedge was effective by fair value changes related to the risk being hedged on the hedged item. Changes in the fair value of undesignated hedges are recognized currently in the income statement. All ineffective changes in derivative fair values are recognized currently in net income.

All designated hedges are formally documented as to the relationship with the hedged item as well as the risk-management strategy. Both at inception and on an ongoing basis the hedging instrument is assessed as to its effectiveness. If and when a derivative is determined not to be highly effective as a hedge, or the underlying hedged transaction is no longer likely to occur, or the hedge designation is removed, or the derivative is terminated, the hedge accounting discussed above is discontinued (see Note 27).

**Foreign Currency Translation**
The functional currencies for most of the company's foreign operations are their respective local currencies. The assets and liabilities of these operations are translated into U.S. dollars at the end of the period exchange rates. The revenues and expenses are translated at weighted-average rates for the period. The gains or losses from these translations are recorded in other comprehensive income. Gains or losses from transactions

denominated in a currency other than the functional currency of the subsidiary involved and foreign exchange forward contracts are included in net income. The pretax net losses for foreign exchange in 2012, 2011 and 2010 were $96 million, $121 million and $75 million, respectively.

## 3. NEW ACCOUNTING STANDARDS

### New Accounting Standards Adopted

In the first quarter of 2012, the company adopted the remaining provisions of Financial Accounting Standards Board (FASB) Accounting Standards Update (ASU) No. 2010-06, Improving Disclosures about Fair Value Measurements, which amends Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures. This ASU requires disclosures of transfers into and out of Levels 1 and 2, more detailed roll forward reconciliations of Level 3 recurring fair value measurements on a gross basis, fair value information by class of assets and liabilities, and descriptions of valuation techniques and inputs for Level 2 and 3 measurements. The effective date was the second quarter of fiscal year 2010 except for the roll forward reconciliations, which were required in the first quarter of fiscal year 2012. The adoption in 2010 and the adoption in the first quarter of 2012 did not have a material effect on the company's consolidated financial statements.

In the second quarter of 2012, the company adopted FASB ASU No. 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs, which amends ASC 820, Fair Value Measurement. This ASU requires the categorization by level for items that are required to be disclosed at fair value and information about transfers between Level 1 and Level 2 and additional disclosure for Level 3 measurements. In addition, the ASU provides guidance on measuring the fair value of financial instruments managed within a portfolio and the application of premiums and discounts on fair value measurements. The adoption did not have a material effect on the company's consolidated financial statements.

### New Accounting Standards to be Adopted

In June 2011, the FASB issued ASU No. 2011-05, Presentation of Comprehensive Income, which amends ASC 220, Comprehensive Income. This ASU requires the presentation of total comprehensive income, total net income and the components of net income and comprehensive income either in a single continuous statement or in two separate but consecutive statements. The requirements do not change how earnings per share is calculated or presented. The effective date will be the first quarter of fiscal year 2013 and must be applied retrospectively. The adoption will not have a material effect on the company's consolidated financial statements.

In September 2011, the FASB issued ASU No. 2011-08, Testing Goodwill for Impairment, which amends ASC 350, Intangibles - Goodwill and Other. This ASU gives an entity the option to first assess qualitative factors to determine if goodwill is impaired. The entity may first determine based on qualitative factors if it is more likely than not that the fair value of a reporting unit is less than its carrying amount, including goodwill. If that assessment indicates no impairment, the first and second steps of the quantitative goodwill impairment test are not required. The effective date will be the first quarter of fiscal year 2013. The adoption will not have a material effect on the company's consolidated financial statements.

In December 2011, the FASB issued ASU No. 2011-11, Disclosures about Offsetting Assets and Liabilities, which amends ASC 210, Balance Sheet. This ASU requires entities to disclose gross and net information about both instruments and transactions eligible for offset in the statement of financial position and those subject to an agreement similar to a master netting arrangement. This would include derivatives and other financial securities arrangements. The effective date will be the first quarter of fiscal year 2014 and must be applied retrospectively. The adoption will not have a material effect on the company's consolidated financial statements.

In July 2012, the FASB issued ASU No. 2012-02, Testing Indefinite-Lived Intangible Assets for Impairment, which amends ASC 350, Intangibles – Goodwill and Other. This ASU gives an entity the option to first assess qualitative factors to determine if indefinite-lived intangible assets are impaired. The entity may first determine based on qualitative factors if it is more likely than not that the fair value of indefinite-lived intangible assets are less than their carrying amount. If that assessment indicates no impairment, the quantitative impairment test is not required. The effective date will be the first quarter of fiscal year 2013. The adoption will not have a material effect on the company's consolidated financial statements.

## 4. DISPOSITION

In December 2010, the company sold John Deere Renewables, LLC, its wind energy business for approximately $900 million. The company had concluded that its resources were best invested in growing its core businesses. These assets were reclassified as held for sale and written down to fair value less cost to sell at October 31, 2010 (see Note 26). The asset write-down in the fourth quarter of 2010 was $35 million pretax and included in "Other operating expenses."

## 5. SPECIAL ITEM

### Goodwill Impairment

In the fourth quarters of 2012 and 2010, the company recorded non-cash charges in cost of sales for the impairment of goodwill of $33 million pretax, or $31 million after-tax, and $27 million pretax, or $25 million after-tax, respectively. The charges were associated with the company's John Deere Water reporting unit, which is included in the agriculture and turf operating segment. The goodwill impairments in 2012 and 2010 were due to declines in the forecasted financial performance as a result of more complex integration activities, as well as the global economic downturn prior to 2010. At October 31, 2012, the goodwill in this reporting unit has been completely written off.

The method for determining the fair value of the reporting unit to measure the fair value of the goodwill was a discounted cash flow analysis (see Note 26).

## 6. CASH FLOW INFORMATION

For purposes of the statement of consolidated cash flows, the company considers investments with purchased maturities of three months or less to be cash equivalents. Substantially all of the company's short-term borrowings, excluding the current maturities of long-term borrowings, mature or may require payment within three months or less.

The equipment operations sell a significant portion of their trade receivables to financial services. These intercompany cash flows are eliminated in the consolidated cash flows.

All cash flows from the changes in trade accounts and notes receivable (see Note 12) are classified as operating activities in the statement of consolidated cash flows as these receivables arise from sales to the company's customers. Cash flows from financing receivables that are related to sales to the company's customers (see Note 12) are also included in operating activities. The remaining financing receivables are related to the financing of equipment sold by independent dealers and are included in investing activities.

The company had the following non-cash operating and investing activities that were not included in the statement of consolidated cash flows. The company transferred inventory to equipment on operating leases of $563 million, $449 million and $405 million in 2012, 2011 and 2010, respectively. The company also had accounts payable related to purchases of property and equipment of $185 million, $135 million and $135 million at October 31, 2012, 2011 and 2010, respectively.

Cash payments (receipts) for interest and income taxes consisted of the following in millions of dollars:

| | 2012 | 2011 | 2010 |
|---|---|---|---|
| Interest: | | | |
| Equipment operations | $ 420 | $ 370 | $ 378 |
| Financial services | 638 | 616 | 679 |
| Intercompany eliminations | (248) | (231) | (229) |
| **Consolidated** | $ 810 | $ 755 | $ 828 |
| Income taxes: | | | |
| Equipment operations | $ 1,704 | $ 1,379 | $ 639 |
| Financial services | 207 | 336 | (63) |
| Intercompany eliminations | (167) | (266) | 51 |
| **Consolidated** | $ 1,744 | $ 1,449 | $ 627 |

## 7. PENSION AND OTHER POSTRETIREMENT BENEFITS

The company has several defined benefit pension plans and postretirement health care and life insurance plans covering its U.S. employees and employees in certain foreign countries. The company uses an October 31 measurement date for these plans.

The components of net periodic pension cost and the assumptions related to the cost consisted of the following in millions of dollars and in percents:

| | 2012 | 2011 | 2010 |
|---|---|---|---|
| **Pensions** | | | |
| Service cost | $ 220 | $ 197 | $ 176 |
| Interest cost | 465 | 492 | 510 |
| Expected return on plan assets | (787) | (793) | (761) |
| Amortization of actuarial losses | 202 | 148 | 113 |
| Amortization of prior service cost | 47 | 46 | 42 |
| Early-retirement benefits | 3 | | |
| Settlements/curtailments | 10 | 1 | 24 |
| **Net cost** | $ 160 | $ 91 | $ 104 |
| **Weighted-average assumptions** | | | |
| Discount rates | 4.4% | 5.0% | 5.5% |
| Rate of compensation increase | 3.9% | 3.9% | 3.9% |
| Expected long-term rates of return | 8.0% | 8.1% | 8.3% |

The components of net periodic postretirement benefits cost and the assumptions related to the cost consisted of the following in millions of dollars and in percents:

| | 2012 | 2011 | 2010 |
|---|---|---|---|
| **Health care and life insurance** | | | |
| Service cost | $ 49 | $ 44 | $ 44 |
| Interest cost | 281 | 326 | 337 |
| Expected return on plan assets | (100) | (113) | (122) |
| Amortization of actuarial losses | 136 | 271 | 311 |
| Amortization of prior service credit | (15) | (16) | (16) |
| **Net cost** | $ 351 | $ 512 | $ 554 |
| **Weighted-average assumptions** | | | |
| Discount rates | 4.4% | 5.2% | 5.6% |
| Expected long-term rates of return | 7.7% | 7.7% | 7.8% |

For fiscal year 2012, the participants in one of the company's postretirement health care plans became "almost all" inactive as described by the applicable accounting standards due to additional retirements. As a result, the net actuarial loss for this plan in the table above is now being amortized over the longer period for the average remaining life expectancy of the inactive participants rather than the average remaining service period of the active participants. The amortization of actuarial loss also decreased due to lower expected costs from the prescription drug plan to provide group benefits under Medicare Part D as an alternative to collecting the retiree drug subsidy.

The previous pension cost in net income and other changes in plan assets and benefit obligations in other comprehensive income in millions of dollars were as follows:

| | 2012 | 2011 | 2010 |
|---|---|---|---|
| **Pensions** | | | |
| Net cost | $ 160 | $ 91 | $ 104 |
| Retirement benefit adjustments included in other comprehensive (income) loss: | | | |
| Net actuarial losses | 999 | 848 | 227 |
| Prior service cost | 5 | 9 | 14 |
| Amortization of actuarial losses | (202) | (148) | (113) |
| Amortization of prior service cost | (47) | (46) | (42) |
| Settlements/curtailments | (10) | (1) | (24) |
| Total loss recognized in other comprehensive (income) loss | 745 | 662 | 62 |
| Total recognized in comprehensive (income) loss | $ 905 | $ 753 | $ 166 |

The previous postretirement benefits cost in net income and other changes in plan assets and benefit obligations in other comprehensive income in millions of dollars were as follows:

| | 2012 | 2011 | 2010 |
|---|---|---|---|
| **Health care and life insurance** | | | |
| Net cost | $ 351 | $ 512 | $ 554 |
| Retirement benefit adjustments included in other comprehensive (income) loss: | | | |
| Net actuarial losses (gain) | 335 | 132 | (28) |
| Prior service cost | 2 | | |
| Amortization of actuarial losses | (136) | (271) | (311) |
| Amortization of prior service credit | 15 | 16 | 16 |
| Total (gain) loss recognized in other comprehensive (income) loss | 216 | (123) | (323) |
| Total recognized in comprehensive (income) loss | $ 567 | $ 389 | $ 231 |

In 2011, the company decided to participate in a prescription drug plan to provide group benefits under Medicare Part D as an alternative to collecting the retiree drug subsidy. This change, which will take effect in 2013, is expected to result in future cost savings to the company greater than the Medicare retiree drug subsidies over time. The change is included in the health care postretirement benefit obligation beginning in 2011. The participants' level of benefits will not be affected.

The benefit plan obligations, funded status and the assumptions related to the obligations at October 31 in millions of dollars follow:

| | Pensions | | Health Care and Life Insurance | |
|---|---|---|---|---|
| | 2012 | 2011 | 2012 | 2011 |
| **Change in benefit obligations** | | | | |
| Beginning of year balance | $(10,925) | $(10,197) | $(6,652) | $(6,467) |
| Service cost | (220) | (197) | (49) | (44) |
| Interest cost | (465) | (492) | (281) | (326) |
| Actuarial losses | (947) | (656) | (347) | (113) |
| Amendments | (5) | (9) | (2) | |
| Benefits paid | 656 | 648 | 333 | 340 |
| Health care subsidy receipts | | | (15) | (14) |
| Settlements/curtailments | 10 | 1 | | |
| Foreign exchange and other | 62 | (23) | (10) | (28) |
| End of year balance | (11,834) | (10,925) | (7,023) | (6,652) |
| **Change in plan assets (fair value)** | | | | |
| Beginning of year balance | 9,552 | 9,504 | 1,459 | 1,637 |
| Actual return on plan assets | 736 | 600 | 113 | 95 |
| Employer contribution | 441 | 79 | 37 | 43 |
| Benefits paid | (656) | (648) | (333) | (340) |
| Settlements | (10) | (1) | | |
| Foreign exchange and other | (46) | 18 | 11 | 24 |
| End of year balance | 10,017 | 9,552 | 1,287 | 1,459 |
| **Funded status** | $ (1,817) | $ (1,373) | $(5,736) | $ (5,193) |
| **Weighted-average assumptions** | | | | |
| Discount rates | 3.8% | 4.4% | 3.8% | 4.4% |
| Rate of compensation increase | 3.9% | 3.9% | | |

The amounts recognized at October 31 in millions of dollars consist of the following:

| | Pensions | | Health Care and Life Insurance | |
|---|---|---|---|---|
| | 2012 | 2011 | 2012 | 2011 |
| **Amounts recognized in balance sheet** | | | | |
| Noncurrent asset | $ 20 | $ 30 | | |
| Current liability | (53) | (60) | $ (23) | $ (23) |
| Noncurrent liability | (1,784) | (1,343) | (5,713) | (5,170) |
| Total | $ (1,817) | $ (1,373) | $(5,736) | $ (5,193) |
| **Amounts recognized in accumulated other comprehensive income – pretax** | | | | |
| Net actuarial losses | $ 5,260 | $ 4,473 | $ 2,266 | $ 2,067 |
| Prior service cost (credit) | 105 | 147 | (47) | (64) |
| Total | $ 5,365 | $ 4,620 | $ 2,219 | $ 2,003 |

The total accumulated benefit obligations for all pension plans at October 31, 2012 and 2011 was $11,181 million and $10,363 million, respectively.

The accumulated benefit obligations and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets were $10,987 million and $9,787 million, respectively, at October 31, 2012 and $10,168 million and $9,321 million, respectively, at October 31, 2011. The projected benefit obligations and fair value of plan assets for pension plans with projected benefit obligations in excess of plan assets were $11,627 million and $9,790 million, respectively, at October 31, 2012 and $10,784 million and $9,381 million, respectively, at October 31, 2011.

The amounts in accumulated other comprehensive income that are expected to be amortized as net expense (income) during fiscal 2013 in millions of dollars follow:

| | Pensions | Health Care and Life Insurance |
|---|---|---|
| Net actuarial losses | $ 263 | $ 147 |
| Prior service cost (credit) | 33 | (6) |
| Total | $ 296 | $ 141 |

The company expects to contribute approximately $527 million to its pension plans and approximately $27 million to its health care and life insurance plans in 2013, which include direct benefit payments on unfunded plans.

The benefits expected to be paid from the benefit plans, which reflect expected future years of service, and the Medicare subsidy expected to be received are as follows in millions of dollars:

| | Pensions | Health Care and Life Insurance | Health Care Subsidy Receipts* |
|---|---|---|---|
| 2013 | $ 682 | $ 338 | $ 4 |
| 2014 | 683 | 345 | |
| 2015 | 680 | 356 | |
| 2016 | 683 | 366 | |
| 2017 | 689 | 384 | |
| 2018 to 2022 | 3,490 | 1,947 | |

* Medicare Part D subsidy.

The annual rates of increase in the per capita cost of covered health care benefits (the health care cost trend rates) used to determine accumulated postretirement benefit obligations were based on the trends for medical and prescription drug claims for pre- and post-65 age groups due to the effects of Medicare. At October 31, 2012, the weighted-average composite trend rates for these obligations were assumed to be a 7.1 percent increase from 2012 to 2013, gradually decreasing to 5.0 percent from 2018 to 2019 and all future years. The obligations at October 31, 2011 and the cost in 2012 assumed a 7.3 percent increase from 2011 to 2012, gradually decreasing to 5.0 percent from 2017 to 2018 and all future years. An increase of one percentage point in the assumed health care cost trend rate would increase the accumulated postretirement benefit obligations by $955 million and the aggregate of service and interest cost component of net periodic postretirement benefits cost for the year by $50 million. A decrease of one percentage point would decrease the obligations by $723 million and the cost by $38 million.

The discount rate assumptions used to determine the postretirement obligations at October 31, 2012 and 2011 were based on hypothetical AA yield curves represented by a series of annualized individual discount rates. These discount rates represent the rates at which the company's benefit obligations could effectively be settled at the October 31 measurement dates.

Fair value measurement levels in the following tables are defined in Note 26.

The fair values of the pension plan assets at October 31, 2012 follow in millions of dollars:

| | Total | Level 1 | Level 2 | Level 3 |
|---|---|---|---|---|
| Cash and short-term investments | $ 1,166 | $ 287 | $ 879 | |
| Equity: | | | | |
| U.S. equity securities | 2,481 | 2,481 | | |
| U.S. equity funds | 43 | 8 | 35 | |
| International equity securities | 1,477 | 1,477 | | |
| International equity funds | 411 | 49 | 362 | |
| Fixed Income: | | | | |
| Government and agency securities | 404 | 379 | 25 | |
| Corporate debt securities | 220 | | 220 | |
| Mortgage-backed securities | 126 | | 126 | |
| Fixed income funds | 853 | 92 | 761 | |
| Real estate | 537 | 104 | 14 | $ 419 |
| Private equity/venture capital | 1,319 | | | 1,319 |
| Hedge funds | 578 | 2 | 422 | 154 |
| Other investments | 508 | 1 | 507 | |
| Derivative contracts - assets* | 721 | 1 | 720 | |
| Derivative contracts - liabilities** | (454) | (20) | (434) | |
| Receivables, payables and other | (41) | (41) | | |
| Securities lending collateral | 223 | | 223 | |
| Securities lending liability | (223) | | (223) | |
| Securities sold short | (332) | (332) | | |
| **Total net assets** | $ 10,017 | $ 4,488 | $ 3,637 | $ 1,892 |

* Includes contracts for interest rates of $707 million, foreign currency of $8 million and other of $6 million.

** Includes contracts for interest rates of $418 million, foreign currency of $12 million and other of $24 million.

The fair values of the health care assets at October 31, 2012 follow in millions of dollars:

| | Total | Level 1 | Level 2 | Level 3 |
|---|---|---|---|---|
| Cash and short-term investments | $ 78 | $ 11 | $ 67 | |
| Equity: | | | | |
| U.S. equity securities | 319 | 319 | | |
| U.S. equity funds | 67 | 67 | | |
| International equity securities | 69 | 69 | | |
| International equity funds | 200 | | 200 | |
| Fixed Income: | | | | |
| Government and agency securities | 218 | 215 | 3 | |
| Corporate debt securities | 35 | | 35 | |
| Mortgage-backed securities | 15 | | 15 | |
| Fixed income funds | 72 | | 72 | |
| Real estate | 53 | 7 | 29 | $ 17 |
| Private equity/venture capital | 54 | | | 54 |
| Hedge funds | 85 | | 79 | 6 |
| Other investments | 21 | | 21 | |
| Derivative contracts - assets* | 8 | | 8 | |
| Derivative contracts - liabilities** | (1) | | (1) | |
| Receivables, payables and other | 8 | 8 | | |
| Securities lending collateral | 38 | | 38 | |
| Securities lending liability | (38) | | (38) | |
| Securities sold short | (14) | (14) | | |
| **Total net assets** | $ 1,287 | $ 682 | $ 528 | $ 77 |

* Includes contracts for interest rates of $7 million and foreign currency of $1 million.
** Includes contracts for foreign currency of $1 million.

The fair values of the pension plan assets at October 31, 2011 follow in millions of dollars:

| | Total | Level 1 | Level 2 | Level 3 |
|---|---|---|---|---|
| Cash and short-term investments | $ 1,074 | $ 179 | $ 895 | |
| Equity: | | | | |
| U.S. equity securities | 2,070 | 2,070 | | |
| U.S. equity funds | 49 | 11 | 38 | |
| International equity securities | 1,086 | 1,086 | | |
| International equity funds | 319 | 29 | 290 | |
| Fixed Income: | | | | |
| Government and agency securities | 543 | 516 | 27 | |
| Corporate debt securities | 196 | | 196 | |
| Mortgage-backed securities | 180 | | 180 | |
| Fixed income funds | 1,077 | 54 | 1,023 | |
| Real estate | 505 | 75 | 14 | $ 416 |
| Private equity/venture capital | 1,123 | | | 1,123 |
| Hedge funds | 608 | 3 | 462 | 143 |
| Other investments | 448 | | 448 | |
| Derivative contracts - assets* | 787 | 21 | 766 | |
| Derivative contracts - liabilities** | (473) | (15) | (458) | |
| Receivables, payables and other | (40) | (40) | | |
| Securities lending collateral | 750 | | 750 | |
| Securities lending liability | (750) | | (750) | |
| **Total net assets** | $ 9,552 | $ 3,989 | $ 3,881 | $ 1,682 |

* Includes contracts for interest rates of $742 million, foreign currency of $19 million and other of $26 million.
** Includes contracts for interest rates of $442 million, foreign currency of $17 million and other of $14 million.

The fair values of the health care assets at October 31, 2011 follow in millions of dollars:

| | Total | Level 1 | Level 2 | Level 3 |
|---|---|---|---|---|
| Cash and short-term investments | $ 58 | $ 7 | $ 51 | |
| Equity: | | | | |
| U.S. equity securities | 372 | 372 | | |
| U.S. equity funds | 84 | 84 | | |
| International equity securities | 64 | 64 | | |
| International equity funds | 210 | | 210 | |
| Fixed Income: | | | | |
| Government and agency securities | 250 | 246 | 4 | |
| Corporate debt securities | 39 | | 39 | |
| Mortgage-backed securities | 22 | | 22 | |
| Fixed income funds | 107 | | 107 | |
| Real estate | 57 | 4 | 32 | $ 21 |
| Private equity/venture capital | 55 | | | 55 |
| Hedge funds | 110 | | 103 | 7 |
| Other investments | 22 | | 22 | |
| Derivative contracts - assets* | 12 | 1 | 11 | |
| Derivative contracts - liabilities** | (2) | (1) | (1) | |
| Receivables, payables and other | (1) | (1) | | |
| Securities lending collateral | 215 | | 215 | |
| Securities lending liability | (215) | | (215) | |
| **Total net assets** | $ 1,459 | $ 776 | $ 600 | $ 83 |

* Includes contracts for interest rates of $10 million, foreign currency of $1 million and other of $1 million.
** Includes contracts for foreign currency of $1 million and other of $1 million.

A reconciliation of Level 3 pension and health care asset fair value measurements in millions of dollars follows:

| | Total | Real Estate | Private Equity/ Venture Capital | Hedge Funds |
|---|---|---|---|---|
| **October 31, 2010*** | $ 1,443 | $ 378 | $ 912 | $ 153 |
| Realized gain | 33 | | 32 | 1 |
| Change in unrealized gain | 192 | 48 | 141 | 3 |
| Purchases, sales and settlements - net | 97 | 11 | 93 | (7) |
| **October 31, 2011*** | 1,765 | 437 | 1,178 | 150 |
| Realized gain | 18 | | 18 | |
| Change in unrealized gain (loss) | 74 | (4) | 65 | 13 |
| Purchases, sales and settlements - net | 112 | 3 | 112 | (3) |
| **October 31, 2012*** | $ 1,969 | $ 436 | $ 1,373 | $ 160 |

* Health care Level 3 assets represent approximately 4 percent to 5 percent of the reconciliation amounts for 2012, 2011 and 2010.

Fair values are determined as follows:

*Cash and Short-Term Investments* – Includes accounts and cash funds that are valued based on the account value, which approximates fair value, or on the fund's net asset value (NAV) based on the fair value of the underlying securities. Also included are securities that are valued using a market approach (matrix pricing model) in which all significant inputs are observable or can be derived from or corroborated by observable market data.

*Equity Securities and Funds* – The values are determined primarily by closing prices in the active market in which the equity investment trades, or the fund's NAV, based on the fair value of the underlying securities.

*Fixed Income Securities and Funds* – The securities are valued using either a market approach (matrix pricing model) in which all significant inputs are observable or can be derived from or corroborated by observable market data such as interest rates, yield curves, volatilities, credit risk and prepayment speeds, or they are valued using the closing prices in the active market in which the fixed income investment trades. Fixed income funds are valued using the NAV, based on the fair value of the underlying securities.

*Real Estate, Venture Capital and Private Equity* – The investments, which are structured as limited partnerships, are valued using an income approach (estimated cash flows discounted over the expected holding period), as well as a market approach (the valuation of similar securities and properties). These investments are valued at estimated fair value based on their proportionate share of the limited partnership's fair value that is determined by the general partner. Real estate investment trusts are valued at the closing prices in the active markets in which the investment trades. Real estate investment funds are valued at the NAV, based on the fair value of the underlying securities.

*Hedge Funds and Other Investments* – The investments are valued using the NAV provided by the administrator of the fund, which is based on the fair value of the underlying securities.

*Interest Rate, Foreign Currency and Other Derivative Instruments* – The derivatives are valued using either an income approach (discounted cash flow) using market observable inputs, including swap curves and both forward and spot exchange rates, or a market approach (closing prices in the active market in which the derivative instrument trades).

The primary investment objective for the pension plan assets is to maximize the growth of these assets to meet the projected obligations to the beneficiaries over a long period of time, and to do so in a manner that is consistent with the company's earnings strength and risk tolerance. The primary investment objective for the health care plan assets is to provide the company with the financial flexibility to pay the projected obligations to beneficiaries over a long period of time. The asset allocation policy is the most important decision in managing the assets and it is reviewed regularly. The asset allocation policy considers the company's financial strength and long-term asset class risk/return expectations since the obligations are long-term in nature. The current target allocations for pension assets are approximately 42 percent for equity securities, 31 percent for debt securities, 5 percent for real estate and 22 percent for other investments. The target allocations for health care assets are approximately 51 percent for equity securities, 31 percent for debt securities, 3 percent for real estate and 15 percent for other investments. The allocation percentages above include the effects of combining derivatives with other investments to manage asset allocations and exposures to interest rates and foreign currency exchange. The assets are well diversified and are managed by professional investment firms as well as by investment professionals who are company employees. As a result of the company's diversified investment policy, there were no significant concentrations of risk.

The expected long-term rate of return on plan assets reflects management's expectations of long-term average rates of return on funds invested to provide for benefits included in the projected benefit obligations. The expected return is based on the outlook for inflation and for returns in multiple asset classes, while also considering historical returns, asset allocation and investment strategy. The company's approach has emphasized the long-term nature of the return estimate such that the return assumption is not changed unless there are fundamental changes in capital markets that affect the company's expectations for returns over an extended period of time (i.e., 10 to 20 years). The average annual return of the company's U.S. pension fund was approximately 9.3 percent during the past ten years and approximately 9.7 percent during the past 20 years. Since return premiums over inflation and total returns for major asset classes vary widely even over ten-year periods, recent history is not necessarily indicative of long-term future expected returns. The company's systematic methodology for determining the long-term rate of return for the company's investment strategies supports the long-term expected return assumptions.

The company has created certain Voluntary Employees' Beneficiary Association trusts (VEBAs) for the funding of postretirement health care benefits. The future expected asset returns for these VEBAs are lower than the expected return on the other pension and health care plan assets due to investment in a higher proportion of liquid securities. These assets are in addition to the other postretirement health care plan assets that have been funded under Section 401(h) of the U.S. Internal Revenue Code and maintained in a separate account in the company's pension plan trust.

The company has defined contribution plans related to employee investment and savings plans primarily in the U.S. The company's contributions and costs under these plans were $155 million in 2012, $108 million in 2011 and $85 million in 2010. The contribution rate varies primarily based on the company's performance in the prior year and employee participation in the plans.

## 8. INCOME TAXES

The provision for income taxes by taxing jurisdiction and by significant component consisted of the following in millions of dollars:

| | 2012 | 2011 | 2010 |
|---|---|---|---|
| Current: | | | |
| U.S.: | | | |
| Federal | $1,277 | $ 928 | $ 574 |
| State | 119 | 144 | 50 |
| Foreign | 355 | 520 | 363 |
| Total current | 1,751 | 1,592 | 987 |
| Deferred: | | | |
| U.S.: | | | |
| Federal | (76) | (135) | 156 |
| State | (7) | (28) | 11 |
| Foreign | (9) | (5) | 8 |
| Total deferred | (92) | (168) | 175 |
| **Provision for income taxes** | $1,659 | $1,424 | $1,162 |

Based upon the location of the company's operations, the consolidated income before income taxes in the U.S. in 2012, 2011 and 2010 was $3,582 million, $2,618 million and $2,048 million, respectively, and in foreign countries was $1,152 million, $1,605 million and $977 million, respectively. Certain foreign operations are branches of Deere & Company and are, therefore, subject to U.S. as well as foreign income tax regulations. The pretax income by location and the preceding analysis of the income tax provision by taxing jurisdiction are, therefore, not directly related.

A comparison of the statutory and effective income tax provision and reasons for related differences in millions of dollars follow:

| | 2012 | 2011 | 2010 |
|---|---|---|---|
| **U.S. federal income tax provision at a statutory rate of 35 percent** | $ 1,657 | $ 1,478 | $1,059 |
| Increase (decrease) resulting from: | | | |
| Valuation allowance on foreign deferred taxes | 200 | 18 | 5 |
| State and local income taxes, net of federal income tax benefit | 73 | 75 | 40 |
| Nondeductible health care claims* | | | 123 |
| Nondeductible goodwill impairment charge | 6 | | 7 |
| Nontaxable foreign partnership earnings | (172) | | |
| Tax rates on foreign earnings | (69) | (70) | (59) |
| Research and development tax credits | (10) | (38) | (5) |
| Wind energy production tax credits | | | (30) |
| Other-net | (26) | (39) | 22 |
| **Provision for income taxes** | $ 1,659 | $ 1,424 | $1,162 |

* Cumulative adjustment from change in law. Effect included in state taxes was $7 million.

At October 31, 2012, accumulated earnings in certain subsidiaries outside the U.S. totaled $3,209 million for which no provision for U.S. income taxes or foreign withholding taxes has been made, because it is expected that such earnings will be reinvested outside the U.S. indefinitely. Determination of the amount of unrecognized deferred tax liability on these unremitted earnings is not practicable. At October 31, 2012, the amount of cash and cash equivalents and marketable securities held by these foreign subsidiaries was $628 million.

Deferred income taxes arise because there are certain items that are treated differently for financial accounting than for income tax reporting purposes. An analysis of the deferred income tax assets and liabilities at October 31 in millions of dollars follows:

| | 2012 | | 2011 | |
|---|---|---|---|---|
| | Deferred Tax Assets | Deferred Tax Liabilities | Deferred Tax Assets | Deferred Tax Liabilities |
| Other postretirement benefit liabilities | $ 2,136 | | $ 1,944 | |
| Tax over book depreciation | | $ 606 | | $ 492 |
| Accrual for sales allowances | 546 | | 438 | |
| Pension liabilities - net | 457 | | 279 | |
| Lease transactions | | 317 | | 309 |
| Accrual for employee benefits | 249 | | 189 | |
| Tax loss and tax credit carryforwards | 249 | | 121 | |
| Share-based compensation | 133 | | 113 | |
| Inventory | 131 | | 152 | |
| Goodwill and other intangible assets | | 110 | | 123 |
| Allowance for credit losses | 92 | | 115 | |
| Deferred gains on distributed foreign earnings | 84 | | 83 | |
| Deferred compensation | 40 | | 37 | |
| Undistributed foreign earnings | | 11 | | 19 |
| Other items | 443 | 115 | 348 | 112 |
| Less valuation allowances | (285) | | (74) | |
| **Deferred income tax assets and liabilities** | $ 4,275 | $ 1,159 | $ 3,745 | $1,055 |

Deere & Company files a consolidated federal income tax return in the U.S., which includes the wholly-owned financial services subsidiaries. These subsidiaries account for income taxes generally as if they filed separate income tax returns.

At October 31, 2012, certain tax loss and tax credit carryforwards of $249 million were available with $127 million expiring from 2013 through 2032 and $122 million with an indefinite carryforward period.

The Patient Protection and Affordable Care Act as amended by the Healthcare and Education Reconciliation Act of 2010 was signed into law in the company's second fiscal quarter of 2010. Under the legislation, to the extent the company's future health care drug expenses are reimbursed under the Medicare Part D retiree drug subsidy program, the expenses will no longer be tax deductible effective November 1, 2013. Since the tax effects for the retiree health care liabilities were reflected in the company's financial statements, the entire impact of this tax change relating to the future retiree drug costs was recorded in tax expense in the second quarter of 2010, which was the period in which the legislation was enacted. As a result of the legislation, the company's tax expenses increased approximately $130 million in 2010.

A reconciliation of the total amounts of unrecognized tax benefits at October 31 in millions of dollars follows:

| | 2012 | 2011 | 2010 |
|---|---|---|---|
| **Beginning of year balance** | $ 199 | $ 218 | $ 260 |
| Increases to tax positions taken during the current year | 46 | 23 | 36 |
| Increases to tax positions taken during prior years | 54 | 13 | 83 |
| Decreases to tax positions taken during prior years | (14) | (42) | (133) |
| Decreases due to lapse of statute of limitations | (9) | (13) | (2) |
| Settlements | | (1) | (19) |
| Foreign exchange | (11) | 1 | (7) |
| **End of year balance** | $ 265 | $ 199 | $ 218 |

The amount of unrecognized tax benefits at October 31, 2012 that would affect the effective tax rate if the tax benefits were recognized was $65 million. The remaining liability was related to tax positions for which there are offsetting tax receivables, or the uncertainty was only related to timing. The company expects that any reasonably possible change in the amounts of unrecognized tax benefits in the next twelve months would not be significant.

The company files its tax returns according to the tax laws of the jurisdictions in which it operates, which includes the U.S. federal jurisdiction, and various state and foreign jurisdictions. The U.S. Internal Revenue Service has completed the examination of the company's federal income tax returns for periods prior to 2009. The years 2009 and 2010 federal income tax returns are currently under examination. Various state and foreign income tax returns, including major tax jurisdictions in Canada and Germany, also remain subject to examination by taxing authorities.

The company's policy is to recognize interest related to income taxes in interest expense and interest income, and recognize penalties in selling, administrative and general expenses. During 2012, 2011 and 2010, the total amount of expense from interest and penalties was $6 million, $3 million and $3 million and the interest income was $1 million, $3 million and $5 million, respectively. At October 31, 2012 and 2011, the liability for accrued interest and penalties totaled $39 million and $39 million and the receivable for interest was $1 million and $7 million, respectively.

## 9. OTHER INCOME AND OTHER OPERATING EXPENSES

The major components of other income and other operating expenses consisted of the following in millions of dollars:

| | 2012 | 2011 | 2010 |
|---|---|---|---|
| **Other income** | | | |
| Insurance premiums and fees earned | $ 248 | $ 236 | $ 198 |
| Revenues from services | 233 | 217 | 276 |
| Investment income | 14 | 11 | 10 |
| Other | 180 | 160 | 122 |
| Total | $ 675 | $ 624 | $ 606 |
| **Other operating expenses** | | | |
| Depreciation of equipment on operating leases | $ 339 | $ 306 | $ 288 |
| Insurance claims and expenses | 245 | 193 | 146 |
| Cost of services | 122 | 115 | 198 |
| Other | 76 | 102 | 116 |
| Total | $ 782 | $ 716 | $ 748 |

The company issues insurance policies for crop insurance and extended equipment warranties. Beginning in 2011, the crop insurance subsidiary utilized reinsurance to limit its losses and reduce its exposure to claims. Prior to 2011, the crop insurance business was conducted through managing general agency agreements with external insurance companies. Although reinsurance contracts permit recovery of certain claims from reinsurers, the insurance subsidiary is not relieved of its primary obligation to the policyholders. The premiums ceded by the crop insurance subsidiary in 2012 and 2011 were $251 million and $246 million, and claims recoveries on the ceded business were $493 million and $271 million, respectively. These amounts from reinsurance are netted against the insurance premiums and fees earned and the insurance claims and expenses in the table above.

## 10. UNCONSOLIDATED AFFILIATED COMPANIES

Unconsolidated affiliated companies are companies in which Deere & Company generally owns 20 percent to 50 percent of the outstanding voting shares. Deere & Company does not control these companies and accounts for its investments in them on the equity basis. The investments in these companies primarily consist of Bell Equipment Limited (32 percent ownership), Deere-Hitachi Construction Machinery Corporation (50 percent ownership), John Deere Tiantuo Company, Ltd. (51 percent ownership), Xuzhou XCG John Deere Machinery Manufacturing Co., Ltd. (50 percent ownership) and Ashok Leyland John Deere Construction Equipment Company Private Limited (50 percent ownership). The unconsolidated affiliated companies primarily manufacture or market equipment. Deere & Company's share of the income or loss of these companies is reported in the consolidated income statement under "Equity in income (loss) of unconsolidated affiliates." The investment in these companies is reported in the consolidated balance sheet under "Investments in unconsolidated affiliates."

Combined financial information of the unconsolidated affiliated companies in millions of dollars follows:

| Operations | 2012 | 2011 | 2010 |
|---|---|---|---|
| Sales | $ 2,722 | $ 2,233 | $ 1,502 |
| Net income (loss) | (1) | 34 | 23 |
| Deere & Company's equity in net income (loss) | (3) | 9 | 11 |

| Financial Position | 2012 | 2011 |
|---|---|---|
| Total assets | $ 1,621 | $ 1,357 |
| Total external borrowings | 345 | 321 |
| Total net assets | 558 | 495 |
| Deere & Company's share of the net assets | 215 | 202 |

Consolidated retained earnings at October 31, 2012 include undistributed earnings of the unconsolidated affiliates of $63 million. Dividends from unconsolidated affiliates were $.2 million in 2012, $18 million in 2011 and $6 million in 2010.

## 11. MARKETABLE SECURITIES

All marketable securities are classified as available-for-sale, with unrealized gains and losses shown as a component of stockholders' equity. Realized gains or losses from the sales of marketable securities are based on the specific identification method.

The amortized cost and fair value of marketable securities at October 31 in millions of dollars follow:

| | Amortized Cost | Gross Unrealized Gains | Gross Unrealized Losses | Fair Value |
|---|---|---|---|---|
| **2012** | | | | |
| U.S. government debt securities | $1,193 | $ 7 | | $ 1,200 |
| Municipal debt securities | 35 | 3 | | 38 |
| Corporate debt securities | 100 | 10 | | 110 |
| Mortgage-backed securities* | 117 | 6 | $ 1 | 122 |
| **Marketable securities** | $1,445 | $ 26 | $ 1 | $ 1,470 |
| **2011** | | | | |
| U.S. government debt securities | $ 571 | $ 6 | $ 1 | $ 576 |
| Municipal debt securities | 34 | 2 | | 36 |
| Corporate debt securities | 83 | 6 | | 89 |
| Mortgage-backed securities* | 82 | 4 | | 86 |
| **Marketable securities** | $ 770 | $ 18 | $ 1 | $ 787 |

* Primarily issued by U.S. government sponsored enterprises.

The contractual maturities of debt securities at October 31, 2012 in millions of dollars follow:

| | Amortized Cost | Fair Value |
|---|---|---|
| Due in one year or less | $ 813 | $ 813 |
| Due after one through five years | 366 | 370 |
| Due after five through 10 years | 85 | 93 |
| Due after 10 years | 64 | 72 |
| Mortgage-backed securities | 117 | 122 |
| **Debt securities** | $ 1,445 | $ 1,470 |

Actual maturities may differ from contractual maturities because some securities may be called or prepaid. Because of the potential for prepayment on mortgage-backed securities, they are not categorized by contractual maturity. Proceeds from the sales of available-for-sale securities were $7 million in 2012, $2 million in 2011 and none in 2010. Realized gains, realized losses, the increase (decrease) in net unrealized gains or losses and unrealized losses that have been continuous for over twelve months were not significant in 2012, 2011 and 2010. Unrealized losses at October 31, 2012 and 2011 were primarily the result of an increase in interest rates and were not recognized in income due to the ability and intent to hold to maturity. There were no impairment write-downs in the periods reported.

## 12. RECEIVABLES

### Trade Accounts and Notes Receivable

Trade accounts and notes receivable at October 31 consisted of the following in millions of dollars:

| | 2012 | 2011 |
|---|---|---|
| Trade accounts and notes: | | |
| Agriculture and turf | $ 3,074 | $ 2,618 |
| Construction and forestry | 725 | 676 |
| **Trade accounts and notes receivable–net** | $ 3,799 | $ 3,294 |

At October 31, 2012 and 2011, dealer notes included in the previous table were $95 million and $97 million, and the allowance for doubtful trade receivables was $66 million and $72 million, respectively.

The equipment operations sell a significant portion of their trade receivables to financial services and provide compensation to these operations at approximate market rates of interest.

Trade accounts and notes receivable primarily arise from sales of goods to independent dealers. Under the terms of the sales to dealers, interest is primarily charged to dealers on outstanding balances, from the earlier of the date when goods are sold to retail customers by the dealer or the expiration of certain interest-free periods granted at the time of the sale to the dealer, until payment is received by the company. Dealers cannot cancel purchases after the equipment is shipped and are responsible for payment even if the equipment is not sold to retail customers. The interest-free periods are determined based on the type of equipment sold and the time of year of the sale. These periods range from one to twelve months for most equipment. Interest-free periods may not be extended. Interest charged may not be forgiven and the past due interest rates exceed market rates. The company evaluates and assesses dealers on an ongoing basis as to their creditworthiness and generally retains a security interest in the goods associated with the trade receivables. The company is obligated to repurchase goods sold to a dealer upon cancellation or termination of the dealer's contract for such causes as change in ownership and closeout of the business.

Trade accounts and notes receivable have significant concentrations of credit risk in the agriculture and turf sector and construction and forestry sector as shown in the previous table. On a geographic basis, there is not a disproportionate concentration of credit risk in any area.

**Financing Receivables**

Financing receivables at October 31 consisted of the following in millions of dollars:

| | 2012 | | 2011 | |
|---|---|---|---|---|
| | Unrestricted | Securitized | Unrestricted | Securitized |
| Retail notes: | | | | |
| Equipment: | | | | |
| Agriculture and turf | $ 14,144 | $ 3,126 | $12,969 | $ 2,597 |
| Construction and forestry | 1,091 | 553 | 1,036 | 362 |
| Recreational products | | | 4 | |
| Total | 15,235 | 3,679 | 14,009 | 2,959 |
| Wholesale notes | 3,888 | | 3,006 | |
| Revolving charge accounts | 2,488 | | 2,518 | |
| Financing leases (direct and sales-type) | 1,411 | | 1,242 | |
| Operating loans | 42 | | 84 | |
| Total financing receivables | 23,064 | 3,679 | 20,859 | 2,959 |
| Less: | | | | |
| Unearned finance income: | | | | |
| Equipment notes | 619 | 44 | 635 | 36 |
| Financing leases | 126 | | 121 | |
| Total | 745 | 44 | 756 | 36 |
| Allowance for credit losses | 160 | 17 | 179 | 18 |
| **Financing receivables – net** | $ 22,159 | $ 3,618 | $19,924 | $ 2,905 |

The residual values for investments in financing leases at October 31, 2012 and 2011 totaled $79 million and $75 million, respectively.

Financing receivables have significant concentrations of credit risk in the agriculture and turf sector and construction and forestry sector as shown in the previous table. On a geographic basis, there is not a disproportionate concentration of credit risk in any area. The company retains as collateral a security interest in the equipment associated with retail notes, wholesale notes and financing leases.

Financing receivables at October 31 related to the company's sales of equipment that were included in the table above consisted of the following in millions of dollars:

| | 2012 | 2011 |
|---|---|---|
| | Unrestricted | Unrestricted |
| Retail notes*: | | |
| Equipment: | | |
| Agriculture and turf | $ 1,810 | $ 1,633 |
| Construction and forestry | 313 | 310 |
| Total | 2,123 | 1,943 |
| Wholesale notes | 3,888 | 3,006 |
| Sales-type leases | 836 | 776 |
| Total | $ 6,847 | $ 5,725 |
| Less: | | |
| Unearned finance income: | | |
| Equipment notes | $ 191 | $ 197 |
| Sales-type leases | 61 | 64 |
| Total | 252 | 261 |
| **Financing receivables related to the company's sales of equipment** | $ 6,595 | $ 5,464 |

* These retail notes generally arise from sales of equipment by company-owned dealers or through direct sales.

(continued)

Financing receivable installments, including unearned finance income, at October 31 are scheduled as follows in millions of dollars:

| | 2012 | | 2011 | |
|---|---|---|---|---|
| | Unrestricted | Securitized | Unrestricted | Securitized |
| Due in months: | | | | |
| 0 – 12 | $ 11,486 | $ 1,437 | $10,311 | $ 1,192 |
| 13 – 24 | 4,257 | 1,004 | 3,937 | 807 |
| 25 – 36 | 3,232 | 712 | 2,960 | 524 |
| 37 – 48 | 2,278 | 399 | 2,032 | 305 |
| 49 – 60 | 1,356 | 120 | 1,196 | 119 |
| Thereafter | 455 | 7 | 423 | 12 |
| **Total** | $ 23,064 | $ 3,679 | $20,859 | $ 2,959 |

The maximum terms for retail notes are generally seven years for agriculture and turf equipment and five years for construction and forestry equipment. The maximum term for financing leases is generally five years, while the average term for wholesale notes is less than twelve months.

At October 31, 2012 and 2011, the unpaid balances of receivables administered but not owned were $120 million and $146 million, respectively. At October 31, 2012 and 2011, worldwide financing receivables administered, which include financing receivables administered but not owned, totaled $25,897 million and $22,974 million, respectively.

Past due balances of financing receivables still accruing finance income represent the total balance held (principal plus accrued interest) with any payment amounts 30 days or more past the contractual payment due date. Non-performing financing receivables represent loans for which the company has ceased accruing finance income. These receivables are generally 120 days delinquent and the estimated uncollectible amount, after charging the dealer's withholding account, has been written off to the allowance for credit losses. Finance income for non-performing receivables is recognized on a cash basis. Accrual of finance income is resumed when the receivable becomes contractually current and collections are reasonably assured.

An age analysis of past due and non-performing financing receivables at October 31, 2012 follows in millions of dollars:

| | 30-59 Days Past Due | 60-89 Days Past Due | 90 Days or Greater Past Due* | Total Past Due |
|---|---|---|---|---|
| Retail Notes: | | | | |
| Agriculture and turf | $ 60 | $ 25 | $ 17 | $ 102 |
| Construction and forestry | 39 | 18 | 9 | 66 |
| Other: | | | | |
| Agriculture and turf | 21 | 6 | 3 | 30 |
| Construction and forestry | 8 | 2 | 2 | 12 |
| **Total** | $ 128 | $ 51 | $ 31 | $ 210 |

| | Total Past Due | Total Non-Performing | Current | Total Financing Receivables |
|---|---|---|---|---|
| Retail Notes: | | | | |
| Agriculture and turf | $ 102 | $ 117 | $16,432 | $16,651 |
| Construction and forestry | 66 | 13 | 1,521 | 1,600 |
| Other: | | | | |
| Agriculture and turf | 30 | 11 | 6,464 | 6,505 |
| Construction and forestry | 12 | 3 | 1,183 | 1,198 |
| Total | $ 210 | $ 144 | $25,600 | 25,954 |
| Less allowance for credit losses | | | | 177 |
| **Total financing receivables - net** | | | | $25,777 |

* Financing receivables that are 90 days or greater past due and still accruing finance income.

An age analysis of past due and non-performing financing receivables at October 31, 2011 follows in millions of dollars:

| | 30-59 Days Past Due | 60-89 Days Past Due | 90 Days or Greater Past Due* | Total Past Due |
|---|---|---|---|---|
| Retail Notes: | | | | |
| Agriculture and turf | $ 81 | $ 30 | $ 25 | $ 136 |
| Construction and forestry | 45 | 20 | 11 | 76 |
| Other: | | | | |
| Agriculture and turf | 23 | 10 | 5 | 38 |
| Construction and forestry | 7 | 4 | 2 | 13 |
| **Total** | $ 156 | $ 64 | $ 43 | $ 263 |

(continued)

| | Total Past Due | Total Non-Performing | Current | Total Financing Receivables |
|---|---|---|---|---|
| Retail Notes: | | | | |
| Agriculture and turf | $ 136 | $ 132 | $14,667 | $14,935 |
| Construction and forestry | 76 | 17 | 1,264 | 1,357 |
| Recreational products | | | 4 | 4 |
| Other: | | | | |
| Agriculture and turf | 38 | 16 | 5,655 | 5,709 |
| Construction and forestry | 13 | 5 | 1,003 | 1,021 |
| Total | $ 263 | $ 170 | $22,593 | 23,026 |
| Less allowance for credit losses | | | | 197 |
| **Total financing receivables - net** | | | | $22,829 |

* Financing receivables that are 90 days or greater past due and still accruing finance income.

An analysis of the allowance for credit losses and investment in financing receivables follows in millions of dollars:

| | Retail Notes | Revolving Charge Accounts | Other | Total |
|---|---|---|---|---|
| **2012** | | | | |
| Allowance: | | | | |
| Beginning of year balance | $ 130 | $ 40 | $ 27 | $ 197 |
| Provision (credit) | (12) | 8 | 3 | (1) |
| Write-offs | (8) | (30) | (4) | (42) |
| Recoveries | 10 | 22 | 1 | 33 |
| Translation adjustments | (10) | | | (10) |
| End of year balance | $ 110 | $ 40 | $ 27 | $ 177 |
| Balance individually evaluated* | | $ 1 | | $ 1 |
| Financing receivables: | | | | |
| End of year balance | $18,251 | $ 2,488 | $ 5,215 | $25,954 |
| Balance individually evaluated* | $ 11 | $ 1 | $ 1 | $ 13 |

* Remainder is collectively evaluated.

| | Retail Notes | Revolving Charge Accounts | Other | Total |
|---|---|---|---|---|
| **2011** | | | | |
| Allowance: | | | | |
| Beginning of year balance | $ 144 | $ 44 | $ 37 | $ 225 |
| Provision (credit) | 3 | 8 | (2) | 9 |
| Write-offs | (29) | (40) | (10) | (79) |
| Recoveries | 12 | 28 | 2 | 42 |
| End of year balance | $ 130 | $ 40 | $ 27 | $ 197 |
| Balance individually evaluated* | $ 1 | | | $ 1 |
| Financing receivables: | | | | |
| End of year balance | $16,296 | $ 2,518 | $ 4,212 | $23,026 |
| Balance individually evaluated* | $ 12 | | $ 11 | $ 23 |

* Remainder is collectively evaluated.

A comparative analysis of the allowance for credit losses follows in millions of dollars:

| | 2012 | 2011 | 2010 |
|---|---|---|---|
| **Beginning of year balance** | $ 197 | $ 225 | $ 239 |
| Provision (credit) | (1) | 9 | 100 |
| Write-offs | (42) | (79) | (147) |
| Recoveries | 33 | 42 | 31 |
| Translation adjustments | (10) | | 2 |
| **End of year balance** | $ 177 | $ 197 | $ 225 |

Past-due amounts over 30 days represented .81 percent and 1.14 percent of the receivables financed at October 31, 2012 and 2011, respectively. The allowance for credit losses represented .68 percent and .86 percent of financing receivables outstanding at October 31, 2012 and 2011, respectively. In addition, at October 31, 2012 and 2011, the company's financial services operations had $194 million and $188 million, respectively, of deposits withheld from dealers and merchants available for potential credit losses.

Financing receivables are considered impaired when it is probable the company will be unable to collect all amounts due according to the contractual terms. Receivables reviewed for impairment generally include those that are either past due, or have provided bankruptcy notification, or require significant collection efforts. Receivables that are impaired are generally classified as non-performing.

An analysis of the impaired financing receivables at October 31 follows in millions of dollars:

| | Recorded Investment | Unpaid Principal Balance | Specific Allowance | Average Recorded Investment |
|---|---|---|---|---|
| **2012** | | | | |
| Receivables with specific allowance* | $ 1 | $ 1 | $ 1 | $ 1 |
| Receivables without a specific allowance** | 9 | 9 | | 10 |
| **Total** | $ 10 | $ 10 | $ 1 | $ 11 |
| Agriculture and turf | $ 6 | $ 6 | $ 1 | $ 6 |
| Construction and forestry | $ 4 | $ 4 | | $ 5 |
| **2011** | | | | |
| Receivables with specific allowance* | $ 7 | $ 7 | $ 1 | $ 8 |
| Receivables without a specific allowance** | 9 | 9 | | 12 |
| **Total** | $ 16 | $ 16 | $ 1 | $ 20 |
| Agriculture and turf | $ 11 | $ 11 | $ 1 | $ 14 |
| Construction and forestry | $ 5 | $ 5 | | $ 6 |

* Finance income recognized was not material.
** Primarily retail notes.

A troubled debt restructuring is generally the modification of debt in which a creditor grants a concession it would not otherwise consider to a debtor that is experiencing financial difficulties. These modifications may include a reduction of the stated interest rate, an extension of the maturity dates, a reduction of the face amount or maturity amount of the debt, or a reduction of accrued interest. During 2012 and 2011, the company identified 138 and 213 financing receivable contracts, primarily retail notes, as troubled debt restructurings with aggregate balances of $5 million and $11 million pre-modification and $4 million and $10 million post-modification, respectively. During these same periods, there were no significant troubled debt restructurings that subsequently defaulted and were written off. At October 31, 2012, the company had no commitments to lend additional funds to borrowers whose accounts were modified in troubled debt restructurings.

**Other Receivables**

Other receivables at October 31 consisted of the following in millions of dollars:

| | 2012 | 2011 |
|---|---|---|
| Taxes receivable | $ 971 | $ 844 |
| Reinsurance receivables | 569 | 242 |
| Insurance premium receivables | 69 | 58 |
| Other | 182 | 187 |
| **Other receivables** | $ 1,791 | $ 1,331 |

Reinsurance and insurance premium receivables are associated with the financial services' crop insurance subsidiary (see Note 9).

## 13. SECURITIZATION OF FINANCING RECEIVABLES

The company, as a part of its overall funding strategy, periodically transfers certain financing receivables (retail notes) into variable interest entities (VIEs) that are special purpose entities (SPEs), or a non-VIE banking operation, as part of its asset-backed securities programs (securitizations). The structure of these transactions is such that the transfer of the retail notes did not meet the criteria of sales of receivables, and is, therefore, accounted for as a secured borrowing. SPEs utilized in securitizations of retail notes differ from other entities included in the company's consolidated statements because the assets they hold are legally isolated. Use of the assets held by the SPEs or the non-VIE is restricted by terms of the documents governing the securitization transactions.

In securitizations of retail notes related to secured borrowings, the retail notes are transferred to certain SPEs or to a non-VIE banking operation, which in turn issue debt to investors. The resulting secured borrowings are recorded as "Short-term securitization borrowings" on the balance sheet.

The securitized retail notes are recorded as "Financing receivables securitized - net" on the balance sheet. The total restricted assets on the balance sheet related to these securitizations include the financing receivables securitized less an allowance for credit losses, and other assets primarily representing restricted cash. For those securitizations in which retail notes are transferred into SPEs, the SPEs supporting the secured borrowings are consolidated unless the company does not have both the power to direct the activities that most significantly impact the SPEs' economic performance and the obligation to absorb losses or the right to receive benefits that could potentially be significant to the SPEs. No additional support to these SPEs beyond what was previously contractually required has been provided during the reporting periods.

In certain securitizations, the company consolidates the SPEs since it has both the power to direct the activities that most significantly impact the SPEs' economic performance through its role as servicer of all the receivables held by the SPEs, and the obligation through variable interests in the SPEs to absorb losses or receive benefits that could potentially be significant to the SPEs. The restricted assets (retail notes securitized, allowance for credit losses and other assets) of the consolidated SPEs totaled $2,330 million and $1,523 million at October 31, 2012 and 2011, respectively. The liabilities (short-term securitization borrowings and accrued interest) of these SPEs totaled $2,262 million and $1,395 million at October 31, 2012 and 2011, respectively. The credit holders of these SPEs do not have legal recourse to the company's general credit.

In certain securitizations, the company transfers retail notes to a non-VIE banking operation, which is not consolidated since the company does not have a controlling interest in the entity. The company's carrying values and interests related to the securitizations with the unconsolidated non-VIE were restricted assets (retail notes securitized, allowance for credit losses and other assets) of $324 million and $369 million at October 31, 2012 and 2011, respectively. The liabilities (short-term securitization borrowings and accrued interest) were $310 million and $346 million at October 31, 2012 and 2011, respectively.

In certain securitizations, the company transfers retail notes into bank-sponsored, multi-seller, commercial paper conduits, which are SPEs that are not consolidated. The company does not service a significant portion of the conduits' receivables, and therefore, does not have the power to direct the activities that most significantly impact the conduits' economic performance. These conduits provide a funding source to the company (as well as other transferors into the conduit) as they fund the retail notes through the issuance of commercial paper. The company's carrying values and variable interest related to these conduits were restricted assets (retail notes securitized, allowance for credit losses and other assets) of $1,049 million and $1,109 million at October 31, 2012 and 2011, respectively. The liabilities (short-term securitization borrowings and accrued interest) related to these conduits were $1,004 million and $1,038 million at October 31, 2012 and 2011, respectively.

The company's carrying amount of the liabilities to the unconsolidated conduits, compared to the maximum exposure to loss related to these conduits, which would only be incurred in the event of a complete loss on the restricted assets, was as follows at October 31 in millions of dollars:

| | 2012 |
|---|---|
| Carrying value of liabilities | $ 1,004 |
| Maximum exposure to loss | 1,049 |

The total assets of unconsolidated VIEs related to securitizations were approximately $31 billion at October 31, 2012.

The components of consolidated restricted assets related to secured borrowings in securitization transactions at October 31 were as follows in millions of dollars:

| | 2012 | 2011 |
|---|---|---|
| Financing receivables securitized (retail notes) | $3,635 | $ 2,923 |
| Allowance for credit losses | (17) | (18) |
| Other assets | 85 | 96 |
| **Total restricted securitized assets** | $3,703 | $ 3,001 |

The components of consolidated secured borrowings and other liabilities related to securitizations at October 31 were as follows in millions of dollars:

| | 2012 | 2011 |
|---|---|---|
| Short-term securitization borrowings | $3,575 | $ 2,777 |
| Accrued interest on borrowings | 1 | 2 |
| **Total liabilities related to restricted securitized assets** | $3,576 | $ 2,779 |

The secured borrowings related to these restricted securitized retail notes are obligations that are payable as the retail notes are liquidated. Repayment of the secured borrowings depends primarily on cash flows generated by the restricted assets. Due to the company's short-term credit rating, cash collections from these restricted assets are not required to be placed into a segregated collection account until immediately prior to the time payment is required to the secured creditors. At October 31, 2012, the maximum remaining term of all securitized retail notes was approximately six years.

## 14. EQUIPMENT ON OPERATING LEASES

Operating leases arise primarily from the leasing of John Deere equipment to retail customers. Initial lease terms generally range from four to 60 months. Net equipment on operating leases totaled $2,528 million and $2,150 million at October 31, 2012 and 2011, respectively. The equipment is depreciated on a straight-line basis over the terms of the lease. The accumulated depreciation on this equipment was $499 million and $478 million at October 31, 2012 and 2011, respectively. The corresponding depreciation expense was $339 million in 2012, $306 million in 2011 and $288 million in 2010.

Future payments to be received on operating leases totaled $1,067 million at October 31, 2012 and are scheduled in millions of dollars as follows: 2013 – $445, 2014 – $308, 2015 – $188, 2016 – $103 and 2017 – $23.

## 15. INVENTORIES

Most inventories owned by Deere & Company and its U.S. equipment subsidiaries are valued at cost, on the "last-in, first-out" (LIFO) basis. Remaining inventories are generally valued at the lower of cost, on the "first-in, first-out" (FIFO) basis, or market. The value of gross inventories on the LIFO basis represented 61 percent and 59 percent of worldwide gross inventories at FIFO value at October 31, 2012 and 2011, respectively. If all inventories had been valued on a FIFO basis, estimated inventories by major classification at October 31 in millions of dollars would have been as follows:

| | 2012 | 2011 |
|---|---|---|
| Raw materials and supplies | $ 1,874 | $ 1,626 |
| Work-in-process | 652 | 647 |
| Finished goods and parts | 4,065 | 3,584 |
| Total FIFO value | 6,591 | 5,857 |
| Less adjustment to LIFO value | 1,421 | 1,486 |
| **Inventories** | $ 5,170 | $ 4,371 |

## 16. PROPERTY AND DEPRECIATION

A summary of property and equipment at October 31 in millions of dollars follows:

| | Useful Lives* (Years) | 2012 | 2011 |
|---|---|---|---|
| **Equipment Operations** | | | |
| Land | | $ 137 | $ 117 |
| Buildings and building equipment | 23 | 2,584 | 2,430 |
| Machinery and equipment | 11 | 4,393 | 4,254 |
| Dies, patterns, tools, etc | 8 | 1,330 | 1,213 |
| All other | 6 | 819 | 731 |
| Construction in progress | | 938 | 649 |
| Total at cost | | 10,201 | 9,394 |
| Less accumulated depreciation | | 5,250 | 5,107 |
| Total | | 4,951 | 4,287 |
| **Financial Services** | | | |
| Land | | 4 | 4 |
| Buildings and building equipment | 27 | 70 | 71 |
| All other | 6 | 36 | 39 |
| Total at cost | | 110 | 114 |
| Less accumulated depreciation | | 49 | 49 |
| Total | | 61 | 65 |
| **Property and equipment-net** | | $ 5,012 | $ 4,352 |

* Weighted-averages

Total property and equipment additions in 2012, 2011 and 2010 were $1,376 million, $1,059 million and $802 million and depreciation was $555 million, $516 million and $540 million, respectively. Capitalized interest was $7 million, $8 million and $6 million in the same periods, respectively. The cost of leased property and equipment under capital leases of $47 million and $41 million and accumulated depreciation of $25 million and $23 million at October 31, 2012 and 2011, respectively, is included in property and equipment.

Capitalized software has an estimated useful life of three years. The amounts of total capitalized software costs, including purchased and internally developed software, classified as "Other Assets" at October 31, 2012 and 2011 were $684 million and $592 million, less accumulated amortization of $493 million and $451 million, respectively. Amortization of these software costs was $89 million in 2012, $73 million in 2011 and $68 million in 2010. The cost of leased software assets under capital leases amounting to $42 million and $40 million at October 31, 2012 and 2011, respectively, is included in other assets.

The cost of compliance with foreseeable environmental requirements has been accrued and did not have a material effect on the company's consolidated financial statements.

## 17. GOODWILL AND OTHER INTANGIBLE ASSETS-NET

The changes in amounts of goodwill by operating segments were as follows in millions of dollars:

| | Agriculture and Turf | Construction and Forestry | Total |
|---|---|---|---|
| Balance at October 31, 2010 | $ 705 | $ 610 | $ 1,315 |
| Less accumulated impairment losses | 316 | | 316 |
| Net balance | 389 | 610 | 999 |
| Acquisitions | 1 | | 1 |
| Translation adjustments and other | (5) | 5 | |
| Balance at October 31, 2011 | 701 | 615 | 1,316 |
| Less accumulated impairment losses | 316 | | 316 |
| Net balance | 385 | 615 | 1,000 |
| Impairment loss* | (33) | | (33) |
| Translation adjustments and other | (15) | (31) | (46) |
| Balance at October 31, 2012 | 686 | 584 | 1,270 |
| Less accumulated impairment losses | 349 | | 349 |
| **Goodwill** | $ 337 | $ 584 | $ 921 |

* See Note 5.

The components of other intangible assets are as follows in millions of dollars:

| | Useful Lives* (Years) | 2012 | 2011 |
|---|---|---|---|
| Amortized intangible assets: | | | |
| Customer lists and relationships | 12 | $ 99 | $ 109 |
| Technology, patents, trademarks and other | 17 | 109 | 104 |
| Total at cost | | 208 | 213 |
| Less accumulated amortization** | | 107 | 90 |
| Total | | 101 | 123 |
| Unamortized intangible assets: | | | |
| Licenses | | 4 | 4 |
| **Other intangible assets-net** | | $ 105 | $ 127 |

* Weighted-averages

** Accumulated amortization at 2012 and 2011 for customer lists and relationships was $60 million and $54 million and technology, patents, trademarks and other was $47 million and $36 million, respectively.

Other intangible assets are stated at cost less accumulated amortization. The amortization of other intangible assets in 2012, 2011 and 2010 was $21 million, $20 million and $18 million, respectively. The estimated amortization expense for the next five years is as follows in millions of dollars: 2013 - $18, 2014 - $16, 2015 - $15, 2016 – $14 and 2017 - $13.

## 18. TOTAL SHORT-TERM BORROWINGS

Total short-term borrowings at October 31 consisted of the following in millions of dollars:

| | 2012 | 2011 |
|---|---|---|
| **Equipment Operations** | | |
| Commercial paper | $ 146 | $ 265 |
| Notes payable to banks | 84 | 19 |
| Long-term borrowings due within one year | 195 | 244 |
| Total | 425 | 528 |
| **Financial Services** | | |
| Commercial paper | 1,061 | 1,014 |
| Notes payable to banks | 117 | 61 |
| Long-term borrowings due within one year | 4,790* | 5,249* |
| Total | 5,968 | 6,324 |
| **Short-term borrowings** | 6,393 | 6,852 |
| **Financial Services** | | |
| Short-term securitization borrowings | 3,575 | 2,777 |
| **Total short-term borrowings** | $9,968 | $ 9,629 |

* Includes unamortized fair value adjustments related to interest rate swaps.

The short-term securitization borrowings for financial services are secured by financing receivables (retail notes) on the balance sheet (see Note 13). Although these securitization borrowings are classified as short-term since payment is required if the retail notes are liquidated early, the payment schedule for these borrowings of $3,575 million at October 31, 2012 based on the expected liquidation of the retail notes in millions of dollars is as follows: 2013 - $1,853, 2014 - $1,043, 2015 - $499, 2016 - $162, 2017 - $17 and 2018 - $1.

The weighted-average interest rates on total short-term borrowings, excluding current maturities of long-term borrowings, at October 31, 2012 and 2011 were 1.0 percent and 1.1 percent, respectively.

Lines of credit available from U.S. and foreign banks were $5,194 million at October 31, 2012. At October 31, 2012, $3,793 million of these worldwide lines of credit were unused. For the purpose of computing the unused credit lines, commercial paper and short-term bank borrowings, excluding secured borrowings and the current portion of long-term borrowings, were primarily considered to constitute utilization. Included in the above lines of credit were long-term credit facility agreements for $2,750 million, expiring in April 2015, and $1,500 million, expiring in April 2017. The agreements are mutually extendable and the annual facility fees are not significant. These credit agreements require Capital Corporation to maintain its consolidated ratio of earnings to fixed charges at not less than 1.05 to 1 for each fiscal quarter and the ratio of senior debt, excluding securitization indebtedness, to capital base (total subordinated debt and stockholder's equity excluding accumulated other comprehensive income (loss)) at not more than 11 to 1 at the end of any fiscal quarter. The credit agreements also require the equipment operations to maintain a ratio of total debt to total capital (total debt and stockholders' equity excluding accumulated other comprehensive income (loss)) of 65 percent or less at the end of each fiscal quarter. Under this provision, the company's excess equity capacity and retained earnings balance free of restriction at October 31, 2012 was $8,273 million. Alternatively under this provision, the equipment operations had the capacity to incur additional debt of $15,364 million at October 31, 2012. All of these requirements of the credit agreements have been met during the periods included in the consolidated financial statements.

Deere & Company has an agreement with Capital Corporation pursuant to which it has agreed to continue to own, directly or through one or more wholly-owned subsidiaries, at least 51 percent of the voting shares of capital stock of Capital Corporation and to maintain Capital Corporation's consolidated tangible net worth at not less than $50 million. This agreement also obligates Deere & Company to make payments to Capital Corporation such that its consolidated ratio of earnings to fixed charges is not less than 1.05 to 1 for each fiscal quarter. Deere & Company's obligations to make payments to Capital Corporation under the agreement are independent of whether Capital Corporation is in default on its indebtedness, obligations or other liabilities. Further, Deere & Company's obligations under the agreement are not measured by the amount of Capital Corporation's indebtedness, obligations or other liabilities. Deere & Company's obligations to make payments under this agreement are expressly stated not to be a guaranty of any specific indebtedness, obligation or liability of Capital Corporation and are enforceable only by or in the name of Capital Corporation. No payments were required under this agreement during the periods included in the consolidated financial statements.

## 19. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses at October 31 consisted of the following in millions of dollars:

| | 2012 | 2011 |
|---|---|---|
| **Equipment Operations** | | |
| Accounts payable: | | |
| Trade payables | $ 2,287 | $ 2,163 |
| Dividends payable | 179 | 168 |
| Other | 147 | 99 |
| Accrued expenses: | | |
| Employee benefits | 1,337 | 1,188 |
| Product warranties | 733 | 662 |
| Dealer sales discounts | 1,413 | 1,092 |
| Other | 1,583 | 1,497 |
| Total | 7,679 | 6,869 |
| **Financial Services** | | |
| Accounts payable: | | |
| Deposits withheld from dealers and merchants | 194 | 188 |
| Other | 505 | 324 |
| Accrued expenses: | | |
| Unearned revenue | 452 | 345 |
| Accrued interest | 160 | 191 |
| Employee benefits | 69 | 68 |
| Insurance claims reserve* | 449 | 186 |
| Other | 301 | 246 |
| Total | 2,130 | 1,548 |
| Eliminations** | 820 | 612 |
| **Accounts payable and accrued expenses** | $ 8,989 | $ 7,805 |

* See Note 9.

** Primarily trade receivable valuation accounts which are reclassified as accrued expenses by the equipment operations as a result of their trade receivables being sold to financial services.

## 20. LONG-TERM BORROWINGS

Long-term borrowings at October 31 consisted of the following in millions of dollars:

| | 2012 | 2011 |
|---|---|---|
| **Equipment Operations** | | |
| Notes and debentures: | | |
| 6.95% notes due 2014: ($700 principal) | $ 718* | $ 736* |
| 4.375% notes due 2019 | 750 | 750 |
| 8-1/2% debentures due 2022 | 105 | 105 |
| 2.60% notes due 2022 | 1,000 | |
| 6.55% debentures due 2028 | 200 | 200 |
| 5.375% notes due 2029 | 500 | 500 |
| 8.10% debentures due 2030 | 250 | 250 |
| 7.125% notes due 2031 | 300 | 300 |
| 3.90% notes due 2042 | 1,250 | |
| Other notes | 372 | 326 |
| Total | $ 5,445 | $ 3,167 |

(continued)

| | 2012 | 2011 |
|---|---|---|
| **Financial Services** | | |
| Notes and debentures: | | |
| Medium-term notes due 2013 – 2023: (principal $15,242 - 2012, $11,911 - 2011) Average interest rates of 1.6% – 2012, 2.0% – 2011 | $ 15,737* | $12,261* |
| 5.10% debentures due 2013: ($650 principal) Swapped $450 in 2011 to variable interest rate of 1.1% – 2011 | | 679* |
| 2.75% senior note due 2022: ($500 principal) Swapped $500 in 2012 to variable interest rate of 1.1% – 2012 | 518* | |
| Other notes | 753 | 853 |
| Total | 17,008 | 13,793 |
| **Long-term borrowings**** | $22,453 | $16,960 |

* Includes unamortized fair value adjustments related to interest rate swaps.

** All interest rates are as of year end.

The approximate principal amounts of the equipment operations' long-term borrowings maturing in each of the next five years in millions of dollars are as follows: 2013 – $195, 2014 – $778, 2015 – $240, 2016 – $23 and 2017 – $25. The approximate principal amounts of the financial services' long-term borrowings maturing in each of the next five years in millions of dollars are as follows: 2013 – $4,774, 2014 – $4,283, 2015 – $3,480, 2016 – $1,843 and 2017 – $2,651.

## 21. LEASES

At October 31, 2012, future minimum lease payments under capital leases amounted to $57 million as follows: 2013 – $28, 2014 – $17, 2015 – $4, 2016 – $2, 2017 – $2 and later years $4. Total rental expense for operating leases was $215 million in 2012, $175 million in 2011 and $189 million in 2010. At October 31, 2012, future minimum lease payments under operating leases amounted to $462 million as follows: 2013 – $148, 2014 – $108, 2015 – $74, 2016 – $45, 2017 – $30 and later years $57.

## 22. COMMITMENTS AND CONTINGENCIES

The company generally determines its warranty liability by applying historical claims rate experience to the estimated amount of equipment that has been sold and is still under warranty based on dealer inventories and retail sales. The historical claims rate is primarily determined by a review of five-year claims costs and current quality developments.

The premiums for the company's extended warranties are primarily recognized in income in proportion to the costs expected to be incurred over the contract period. The unamortized extended warranty premiums (deferred revenue) included in the following table totaled $292 million and $230 million at October 31, 2012 and 2011, respectively.

A reconciliation of the changes in the warranty liability and unearned premiums in millions of dollars follows:

| | Warranty Liability/ Unearned Premiums | |
|---|---|---|
| | **2012** | **2011** |
| **Beginning of year balance** | $ 892 | $ 762 |
| Payments | (580) | (517) |
| Amortization of premiums received | (100) | (93) |
| Accruals for warranties | 666 | 665 |
| Premiums received | 164 | 120 |
| Foreign exchange | (17) | (45) |
| **End of year balance** | $1,025 | $ 892 |

At October 31, 2012, the company had approximately $290 million of guarantees issued primarily to banks outside the U.S. related to third-party receivables for the retail financing of John Deere equipment. The company may recover a portion of any required payments incurred under these agreements from repossession of the equipment collateralizing the receivables. At October 31, 2012, the company had accrued losses of approximately $8 million under these agreements. The maximum remaining term of the receivables guaranteed at October 31, 2012 was approximately five years.

At October 31, 2012, the company had commitments of approximately $418 million for the construction and acquisition of property and equipment. At October 31, 2012, the company also had pledged or restricted assets of $129 million, primarily as collateral for borrowings. In addition, see Note 13 for restricted assets associated with borrowings related to securitizations.

The company also had other miscellaneous contingencies totaling approximately $50 million at October 31, 2012, for which it believes the probability for payment is substantially remote. The accrued liability for these contingencies was not material at October 31, 2012.

The company is subject to various unresolved legal actions which arise in the normal course of its business, the most prevalent of which relate to product liability (including asbestos related liability), retail credit, software licensing, patent, trademark and environmental matters. The company believes the reasonably possible range of losses for these unresolved legal actions in addition to the amounts accrued would not have a material effect on its financial statements.

## 23. CAPITAL STOCK

Changes in the common stock account in millions were as follows:

| | Number of Shares Issued | Amount |
|---|---|---|
| Balance at October 31, 2009 | 536.4 | $ 2,996 |
| Stock options and other | | 110 |
| Balance at October 31, 2010 | 536.4 | 3,106 |
| Stock options and other | | 146 |
| Balance at October 31, 2011 | 536.4 | 3,252 |
| Stock options and other | | 100 |
| **Balance at October 31, 2012** | 536.4 | $ 3,352 |

The number of common shares the company is authorized to issue is 1,200 million. The number of authorized preferred shares, none of which has been issued, is nine million.

The Board of Directors at its meeting in May 2008 authorized the repurchase of up to $5,000 million of additional common stock (58.5 million shares based on the October 31, 2012 closing common stock price of $85.44 per share). At October 31, 2012, this repurchase program had $2,489 million (29.1 million shares at the same price) remaining to be repurchased. Repurchases of the company's common stock under this plan will be made from time to time, at the company's discretion, in the open market.

A reconciliation of basic and diluted net income per share attributable to Deere & Company follows in millions, except per share amounts:

| | **2012** | **2011** | **2010** |
|---|---|---|---|
| Net income attributable to Deere & Company | $3,064.7 | $2,799.9 | $1,865.0 |
| Less income allocable to participating securities | .8 | 1.0 | .7 |
| Income allocable to common stock | $3,063.9 | $2,798.9 | $1,864.3 |
| Average shares outstanding | 397.1 | 417.4 | 424.0 |
| **Basic per share** | $ 7.72 | $ 6.71 | $ 4.40 |
| Average shares outstanding | 397.1 | 417.4 | 424.0 |
| Effect of dilutive stock options | 4.4 | 5.0 | 4.6 |
| Total potential shares outstanding | 401.5 | 422.4 | 428.6 |
| **Diluted per share** | $ 7.63 | $ 6.63 | $ 4.35 |

All stock options outstanding were included in the computation during 2012, 2011 and 2010, except 1.8 million options in 2012, none in 2011 and 1.9 million options in 2010 that had an antidilutive effect under the treasury stock method.

## 24. STOCK OPTION AND RESTRICTED STOCK AWARDS

The company issues stock options and restricted stock awards to key employees under plans approved by stockholders. Restricted stock is also issued to nonemployee directors for their services as directors under a plan approved by stockholders. Options are awarded with the exercise price equal to the market price and become exercisable in one to three years after grant. Options expire ten years after the date of grant. Restricted stock awards generally vest after three years. The compensation cost for stock options, service based restricted stock units and market/service based restricted stock units, which is based on the fair value at the grant date, is recognized on a straight-line basis over the requisite period the employee is required to render service. The compensation cost for performance/service based units, which is based on the fair value at the grant date, is recognized over the employees' requisite service period and periodically adjusted for the probable number of shares to be awarded. According to these plans at October 31, 2012, the company is authorized to grant an additional 13.7 million shares related to stock options or restricted stock.

The fair value of each option award was estimated on the date of grant using a binomial lattice option valuation model. Expected volatilities are based on implied volatilities from traded call options on the company's stock. The expected volatilities are constructed from the following three components: the starting implied volatility of short-term call options traded within a few days of the valuation date; the predicted implied volatility of long-term call options; and the trend in implied volatilities over the span of the call options' time to maturity. The company uses historical data to estimate option exercise behavior and employee termination within the valuation model. The expected term of options granted is derived from the output of the option valuation model and represents the period of time that options granted are expected to be outstanding. The risk-free rates utilized for periods throughout the contractual life of the options are based on U.S. Treasury security yields at the time of grant.

The assumptions used for the binomial lattice model to determine the fair value of options follow:

| | 2012 | 2011 | 2010 |
|---|---|---|---|
| Risk-free interest rate | .01% - 2.0% | .08% - 3.3% | .01% - 3.6% |
| Expected dividends | 1.9% | 1.9% | 2.9% |
| Expected volatility | 34.1% - 41.9% | 34.4% - 34.6% | 35.3% - 47.2% |
| Weighted-average volatility | 33.6% | 34.4% | 35.6% |
| Expected term (in years) | 6.8 - 7.8 | 6.8 - 7.8 | 6.6 - 7.7 |

Stock option activity at October 31, 2012 and changes during 2012 in millions of dollars and shares follow:

| | Shares | Exercise Price* | Remaining Contractual Term (Years) | Aggregate Intrinsic Value |
|---|---|---|---|---|
| **Outstanding at beginning of year** | 16.9 | $ 51.70 | | |
| Granted | 2.5 | 74.24 | | |
| Exercised | (1.8) | 33.33 | | |
| Expired or forfeited | (.2) | 74.51 | | |
| **Outstanding at end of year** | 17.4 | 56.78 | 5.96 | $ 500.2 |
| **Exercisable at end of year** | 12.8 | 51.58 | 5.08 | 432.5 |

* Weighted-averages

The weighted-average grant-date fair values of options granted during 2012, 2011 and 2010 were $22.51, $25.61 and $15.71, respectively. The total intrinsic values of options exercised during 2012, 2011 and 2010 were $88 million, $231 million and $139 million, respectively. During 2012, 2011 and 2010, cash received from stock option exercises was $61 million, $170 million and $129 million with tax benefits of $33 million, $85 million and $51 million, respectively.

The company granted 266 thousand and 222 thousand restricted stock units to employees and nonemployee directors in 2012 and 2011, of which 122 thousand and 92 thousand are subject to service based only conditions, 72 thousand and 65 thousand are subject to performance/service based conditions and 72 thousand and 65 thousand are subject to market/service based conditions, respectively. The service based only units award one share of common stock for each unit at the end of the vesting period and include dividend equivalent payments. The performance/service based units are subject to a performance metric based on the company's compound annual revenue growth rate, compared to a benchmark group of companies over the vesting period. The market/service based units are subject to a market related metric based on total shareholder return, compared to the same benchmark group of companies over the vesting period. The performance/service based units and the market/service based units both award common stock in a range of zero to 200 percent for each unit granted based on the level of the metric achieved and do not include dividend equivalent payments over the vesting period. The weighted-average fair values of the service based only units at the grant dates during 2012 and 2011 were $75.27 and $81.90 per unit, respectively, based on the market price of a share of underlying common stock. The fair value of the performance/service based units at the grant date during 2012 and 2011 were $70.14 and $76.17 per unit, respectively, based on the market price of a share of underlying common stock excluding dividends. The fair value of the market/service based units at the grant date during 2012 and 2011 were $92.85 and $107.31 per unit, respectively, based on a lattice valuation model excluding dividends.

The company's nonvested restricted shares at October 31, 2012 and changes during 2012 in millions of shares follow:

| | Shares | Grant-Date Fair Value* |
|---|---|---|
| **Service based only** | | |
| Nonvested at beginning of year | .6 | $ 49.91 |
| Granted | .1 | 75.27 |
| Vested | (.3) | 41.59 |
| Nonvested at end of year | .4 | 66.55 |
| **Performance/service and market/service based** | | |
| Nonvested at beginning of year | .1 | $ 91.74 |
| Granted | .2 | 81.50 |
| Nonvested at end of year | .3 | 86.39 |

* Weighted-averages

During 2012, 2011 and 2010, the total share-based compensation expense was $75 million, $69 million and $71 million, respectively, with recognized income tax benefits of $28 million, $26 million and $26 million, respectively. At October 31, 2012, there was $36 million of total unrecognized compensation cost from share-based compensation arrangements granted under the plans, which is related to nonvested shares. This compensation is expected to be recognized over a weighted-average period of approximately two years. The total grant-date fair values of stock options and restricted shares vested during 2012, 2011 and 2010 were $76 million, $72 million and $71 million, respectively.

The company currently uses shares that have been repurchased through its stock repurchase programs to satisfy share option exercises. At October 31, 2012, the company had 149 million shares in treasury stock and 29 million shares remaining to be repurchased under its current publicly announced repurchase program (see Note 23).

## 25. OTHER COMPREHENSIVE INCOME ITEMS

Other comprehensive income items are transactions recorded in stockholders' equity during the year, excluding net income and transactions with stockholders. Following are the items included in other comprehensive income (loss) for Deere & Company and the related tax effects in millions of dollars:

| | Before Tax Amount | Tax (Expense) Credit | After Tax Amount |
|---|---|---|---|
| **2010** | | | |
| Retirement benefits adjustment: | | | |
| Net actuarial losses and prior service cost | $ (213) | $ 77 | $ (136) |
| Reclassification of actuarial losses and prior service cost to net income | 474 | (180) | 294 |
| Net unrealized gain | 261 | (103) | 158 |
| Cumulative translation adjustment | 49 | (13) | 36 |
| Unrealized gain on derivatives: | | | |
| Hedging loss | (56) | 19 | (37) |
| Reclassification of realized loss to net income | 79 | (27) | 52 |
| Net unrealized gain | 23 | (8) | 15 |
| Unrealized holding gain and net unrealized gain on investments | 8 | (3) | 5 |
| Total other comprehensive income (loss) | $ 341 | $ (127) | $ 214 |
| **2011** | | | |
| Retirement benefits adjustment: | | | |
| Net actuarial losses and prior service cost | $ (989) | $ 368 | $ (621) |
| Reclassification of actuarial losses and prior service cost to net income | 450 | (167) | 283 |
| Net unrealized loss | (539) | 201 | (338) |
| Cumulative translation adjustment | 14 | 4 | 18 |
| Unrealized gain on derivatives: | | | |
| Hedging gain | 31 | (11) | 20 |
| Reclassification of realized loss to net income | 1 | | 1 |
| Net unrealized gain | 32 | (11) | 21 |
| Unrealized holding gain and net unrealized gain on investments | 2 | (1) | 1 |
| Total other comprehensive income (loss) | $ (491) | $ 193 | $ (298) |

(continued)

| | Before Tax Amount | Tax (Expense) Credit | After Tax Amount |
|---|---|---|---|
| **2012** | | | |
| Retirement benefits adjustment: | | | |
| Net actuarial losses and prior service cost | $(1,341) | $ 477 | $ (864) |
| Reclassification of actuarial losses and prior service cost to net income | 380 | (140) | 240 |
| Net unrealized loss | (961) | 337 | (624) |
| Cumulative translation adjustment | (272) | 2 | (270) |
| Unrealized loss on derivatives: | | | |
| Hedging loss | (61) | 21 | (40) |
| Reclassification of realized loss to net income | 54 | (19) | 35 |
| Net unrealized loss | (7) | 2 | (5) |
| Unrealized holding gain and net unrealized gain on investments | 7 | (2) | 5 |
| Total other comprehensive income (loss) | $(1,233) | $ 339 | $ (894) |

## 26. FAIR VALUE MEASUREMENTS

The fair values of financial instruments that do not approximate the carrying values at October 31 in millions of dollars follow:

| | 2012 | | 2011 | |
|---|---|---|---|---|
| | Carrying Value | Fair Value* | Carrying Value | Fair Value |
| Financing receivables – net | $ 22,159 | $22,244 | $ 19,924 | $19,919 |
| Financing receivables securitized – net | $ 3,618 | $ 3,615 | $ 2,905 | $ 2,907 |
| Short-term securitization borrowings | $ 3,575 | $ 3,584 | $ 2,777 | $ 2,789 |
| Long-term borrowings due within one year: | | | | |
| Equipment operations | $ 195 | $ 194 | $ 244 | $ 233 |
| Financial services | 4,790 | 4,871 | 5,249 | 5,331 |
| Total | $ 4,985 | $ 5,065 | $ 5,493 | $ 5,564 |
| Long-term borrowings: | | | | |
| Equipment operations | $ 5,445 | $ 6,237 | $ 3,167 | $ 3,771 |
| Financial services | 17,008 | 17,438 | 13,793 | 14,154 |
| Total | $22,453 | $23,675 | $16,960 | $17,925 |

* Fair value measurements above were Level 3 for all financing receivables and Level 2 for all borrowings.

Fair values of the financing receivables that were issued long-term were based on the discounted values of their related cash flows at interest rates currently being offered by the company for similar financing receivables. The fair values of the remaining financing receivables approximated the carrying amounts.

Fair values of long-term borrowings and short-term securitization borrowings were based on current market quotes for identical or similar borrowings and credit risk, or on the discounted values of their related cash flows at current market interest rates. Certain long-term borrowings have been swapped to current variable interest rates. The carrying values of these long-term borrowings included adjustments related to fair value hedges.

Assets and liabilities measured at October 31 at fair value on a recurring basis in millions of dollars follow:

| | 2012* | 2011* |
|---|---|---|
| Marketable securities | | |
| U.S. government debt securities | $ 1,200 | $ 576 |
| Municipal debt securities | 38 | 36 |
| Corporate debt securities | 110 | 89 |
| Mortgage-backed securities** | 122 | 86 |
| Total marketable securities | 1,470 | 787 |
| Other assets | | |
| Derivatives: | | |
| Interest rate contracts | 609 | 471 |
| Foreign exchange contracts | 17 | 12 |
| Cross-currency interest rate contracts | 11 | 2 |
| Total assets*** | $ 2,107 | $ 1,272 |
| Accounts payable and accrued expenses | | |
| Derivatives: | | |
| Interest rate contracts | $ 72 | $ 61 |
| Foreign exchange contracts | 18 | 100 |
| Cross-currency interest rate contracts | 59 | 7 |
| Total liabilities | $ 149 | $ 168 |

* All measurements above were Level 2 measurements except for Level 1 measurements of U.S. government debt securities of $1,139 million and $540 million at October 31, 2012 and 2011, respectively.

** Primarily issued by U.S. government sponsored enterprises.

*** Excluded from this table are cash equivalents, which are carried at cost that approximates fair value. The cash equivalents consist primarily of money market funds.

Fair value, nonrecurring, Level 3 measurements at October 31 in millions of dollars follow:

| | Fair Value* | | Losses | | |
|---|---|---|---|---|---|
| | 2012 | 2011 | 2012 | 2011 | 2010 |
| Financing receivables** | | $ 5 | $ 1 | | $ 5 |
| Goodwill | | | $ 33 | | $ 27 |
| Property and equipment held for sale*** | | | | | $ 35 |

* Does not include cost to sell.

** Primarily wholesale notes and operating loans.

*** See Note 4.

Level 1 measurements consist of quoted prices in active markets for identical assets or liabilities. Level 2 measurements include significant other observable inputs such as quoted prices for similar assets or liabilities in active markets; identical assets or liabilities in inactive markets; observable inputs such as interest rates and yield curves; and other market-corroborated inputs. Level 3 measurements include significant unobservable inputs.

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the company uses various methods including market and income approaches. The company utilizes valuation models and techniques that maximize the use of observable inputs. The models are industry-standard models that consider various assumptions including time values and yield curves as well as other economic measures. These valuation techniques are consistently applied.

The following is a description of the valuation methodologies the company uses to measure certain financial instruments on the balance sheet and nonmonetary assets at fair value:

*Marketable Securities* – The portfolio of investments is primarily valued on a market approach (matrix pricing model) in which all significant inputs are observable or can be derived from or corroborated by observable market data such as interest rates, yield curves, volatilities, credit risk and prepayment speeds.

*Derivatives* – The company's derivative financial instruments consist of interest rate swaps and caps, foreign currency forwards and swaps and cross-currency interest rate swaps. The portfolio is valued based on an income approach (discounted cash flow) using market observable inputs, including swap curves and both forward and spot exchange rates for currencies.

*Financing Receivables* – Specific reserve impairments are based on the fair value of the collateral, which is measured using a market approach (appraisal values or realizable values). Inputs include a selection of realizable values.

*Goodwill* – The impairment of goodwill is based on the implied fair value measured as the difference between the fair value of the reporting unit and the fair value of the unit's identifiable net assets. An estimate of the fair value of the reporting unit is determined by an income approach (discounted cash flows), which includes inputs such as interest rates.

*Property and Equipment Held for Sale* – The impairment of long-lived assets held for sale is measured at the lower of the carrying amount, or fair value less cost to sell. Fair value is based on the probable sale price. The inputs include estimates of final sale price adjustments.

## 27. DERIVATIVE INSTRUMENTS

Certain of the company's derivative agreements contain credit support provisions that require the company to post collateral based on reductions in credit ratings. The aggregate fair value of all derivatives with credit-risk-related contingent features that were in a liability position at October 31, 2012 and 2011 was $32 million and $23 million, respectively. The company, due to its credit rating and amounts of net liability position, has not posted any collateral. If the credit-risk-related contingent features were triggered, the company would be required to post full collateral for any liability position, prior to considering applicable netting provisions.

Derivative instruments are subject to significant concentrations of credit risk to the banking sector. The company manages individual counterparty exposure by setting limits that consider the credit rating of the counterparty and the size of other financial commitments and exposures between the company and the counterparty banks. All interest rate derivatives are transacted under International Swaps and Derivatives Association (ISDA) documentation. Some of these agreements include credit support provisions. Each master agreement permits the net settlement of amounts owed in the event of default. The maximum amount of loss that the company would incur if counterparties to derivative instruments fail to meet their obligations, not considering collateral received or netting arrangements, was $637 million and $485 million as of October 31, 2012 and 2011, respectively. The amount of collateral received at October 31, 2012 and 2011 to offset this potential maximum loss was $102 million and $25 million, respectively. The netting provisions of the agreements would reduce the maximum amount of loss the company would incur if the counterparties to derivative instruments fail to meet their obligations by an additional $92 million and $59 million as of October 31, 2012 and 2011, respectively. None of the concentrations of risk with any individual counterparty was considered significant at October 31, 2012 and 2011.

### Cash Flow Hedges

Certain interest rate and cross-currency interest rate contracts (swaps) were designated as hedges of future cash flows from borrowings. The total notional amounts of the receive-variable/pay-fixed interest rate contracts at October 31, 2012 and 2011 were $2,850 million and $1,350 million, respectively. The total notional amounts of the cross-currency interest rate contracts were $923 million and $853 million at October 31, 2012 and 2011, respectively. The effective portions of the fair value gains or losses on these cash flow hedges were recorded in other comprehensive income (OCI) and subsequently reclassified into interest expense or other operating expenses (foreign exchange) in the same periods during which the hedged transactions affected earnings. These amounts offset the effects of interest rate or foreign currency exchange rate changes on the related borrowings. Any ineffective portions of the gains or losses on all cash flow interest rate contracts designated as cash flow hedges were recognized currently in interest expense or other operating expenses (foreign exchange) and were not material during any years presented. The cash flows from these contracts were recorded in operating activities in the statement of consolidated cash flows.

The amount of loss recorded in OCI at October 31, 2012 that is expected to be reclassified to interest expense or other operating expenses in the next twelve months if interest rates or exchange rates remain unchanged is approximately $10 million after-tax. These contracts mature in up to 71 months. There were no gains or losses reclassified from OCI to earnings based on the probability that the original forecasted transaction would not occur.

### Fair Value Hedges

Certain interest rate contracts (swaps) were designated as fair value hedges of borrowings. The total notional amounts of the receive-fixed/pay-variable interest rate contracts at October 31, 2012 and 2011 were $9,266 million and $7,730 million, respectively. The effective portions of the fair value gains or losses on these contracts were offset by fair value gains or losses on the hedged items (fixed-rate borrowings). Any ineffective portions of the gains or losses were recognized currently in interest expense. The ineffective portions were a loss of $2 million in 2012 and a loss of $5 million in 2011. The cash flows from these contracts were recorded in operating activities in the statement of consolidated cash flows.

The gains (losses) on these contracts and the underlying borrowings recorded in interest expense follow in millions of dollars:

| | 2012 | 2011 |
|---|---|---|
| Interest rate contracts* | $ 180 | $ 16 |
| Borrowings** | (182) | (21) |

* Includes changes in fair values of interest rate contracts excluding net accrued interest income of $155 million and $172 million during 2012 and 2011, respectively.

** Includes adjustments for fair values of hedged borrowings excluding accrued interest expense of $282 million and $277 million during 2012 and 2011, respectively.

### Derivatives Not Designated as Hedging Instruments

The company has certain interest rate contracts (swaps and caps), foreign exchange contracts (forwards and swaps) and cross-currency interest rate contracts (swaps), which were not formally designated as hedges. These derivatives were held as economic hedges for underlying interest rate or foreign currency exposures primarily for certain borrowings and purchases or sales of inventory. The total notional amounts of the interest rate swaps at October 31, 2012 and 2011 were $4,400 million and $3,216 million, the foreign exchange contracts were $3,999 million and $3,058 million and the cross-currency interest rate contracts were $78 million and $52 million, respectively. At October 31, 2012 and 2011, there were also $1,445 million and $1,402 million, respectively, of interest rate caps purchased and the same amounts sold at the same capped interest rate to facilitate borrowings through securitization of retail notes. The fair value gains or losses from the interest rate contracts were recognized currently in interest expense and the gains or losses from foreign exchange contracts in cost of sales or other operating expenses, generally offsetting over time the expenses on the exposures being hedged. The cash flows from these non-designated contracts were recorded in operating activities in the statement of consolidated cash flows.

Fair values of derivative instruments in the consolidated balance sheet at October 31 in millions of dollars follow:

| | 2012 | 2011 |
|---|---|---|
| **Other Assets** | | |
| Designated as hedging instruments: | | |
| Interest rate contracts | $ 536 | $ 404 |
| Cross-currency interest rate contracts | 10 | |
| Total designated | 546 | 404 |
| Not designated as hedging instruments: | | |
| Interest rate contracts | 73 | 67 |
| Foreign exchange contracts | 17 | 12 |
| Cross-currency interest rate contracts | 1 | 2 |
| Total not designated | 91 | 81 |
| Total derivatives | $ 637 | $ 485 |
| **Accounts Payable and Accrued Expenses** | | |
| Designated as hedging instruments: | | |
| Interest rate contracts | $ 12 | $ 13 |
| Cross-currency interest rate contracts | 58 | 7 |
| Total designated | 70 | 20 |
| Not designated as hedging instruments: | | |
| Interest rate contracts | 60 | 48 |
| Foreign exchange contracts | 18 | 100 |
| Cross-currency interest rate contracts | 1 | |
| Total not designated | 79 | 148 |
| Total derivatives | $ 149 | $ 168 |

The classification and gains (losses) including accrued interest expense related to derivative instruments on the statement of consolidated income consisted of the following in millions of dollars:

| | 2012 | 2011 | 2010 |
|---|---|---|---|
| **Fair Value Hedges** | | | |
| Interest rate contracts – Interest expense | $ 335 | $ 188 | $ 372 |
| **Cash Flow Hedges** | | | |
| Recognized in OCI (Effective Portion): | | | |
| Interest rate contracts – OCI (pretax)* | (28) | (5) | (14) |
| Foreign exchange contracts – OCI (pretax)* | (33) | 36 | (42) |
| Reclassified from OCI (Effective Portion): | | | |
| Interest rate contracts – Interest expense* | (16) | (20) | (68) |
| Foreign exchange contracts – Other expense* | (38) | 19 | (11) |
| Recognized Directly in Income (Ineffective Portion) | ** | ** | ** |
| **Not Designated as Hedges** | | | |
| Interest rate contracts – Interest expense* | $ (13) | $ (1) | $ 25 |
| Foreign exchange contracts – Cost of sales | (12) | (51) | (19) |
| Foreign exchange contracts – Other expense* | 7 | (127) | (92) |
| Total not designated | $ (18) | $ (179) | $ (86) |

* Includes interest and foreign exchange gains (losses) from cross-currency interest rate contracts.

** The amounts are not significant.

## 28. SEGMENT AND GEOGRAPHIC AREA DATA FOR THE YEARS ENDED OCTOBER 31, 2012, 2011 AND 2010

The company's operations are presently organized and reported in three major business segments described as follows:

The agriculture and turf segment primarily manufactures and distributes a full line of agriculture and turf equipment and related service parts – including large, medium and utility tractors; loaders; combines, corn pickers, cotton and sugarcane harvesters and related front-end equipment and sugarcane loaders; tillage, seeding and application equipment, including sprayers, nutrient management and soil preparation machinery; hay and forage equipment, including self-propelled forage harvesters and attachments, balers and mowers; turf and utility equipment, including riding lawn equipment and walk-behind mowers, golf course equipment, utility vehicles, and commercial mowing equipment, along with a broad line of associated implements; integrated agricultural management systems technology; precision agricultural irrigation equipment and supplies; landscape and nursery products; and other outdoor power products.

The construction and forestry segment primarily manufactures and distributes a broad range of machines and service parts used in construction, earthmoving, material handling and timber harvesting – including backhoe loaders; crawler dozers and loaders; four-wheel-drive loaders; excavators; motor graders; articulated dump trucks; landscape loaders; skid-steer loaders; and log skidders, feller bunchers, log loaders, log forwarders, log harvesters and related attachments.

The products and services produced by the segments above are marketed primarily through independent retail dealer networks and major retail outlets.

The financial services segment primarily finances sales and leases by John Deere dealers of new and used agriculture and turf equipment and construction and forestry equipment. In addition, the financial services segment provides wholesale financing to dealers of the foregoing equipment, finances retail revolving charge accounts and operating loans and offers crop risk mitigation products and extended equipment warranties.

Because of integrated manufacturing operations and common administrative and marketing support, a substantial number of allocations must be made to determine operating segment and geographic area data. Intersegment sales and revenues represent sales of components and finance charges, which are generally based on market prices.

Information relating to operations by operating segment in millions of dollars follows. In addition to the following unaffiliated sales and revenues by segment, intersegment sales and revenues in 2012, 2011 and 2010 were as follows: agriculture and turf net sales of $84 million, $98 million and $59 million, construction and forestry net sales of $1 million, $3 million and $7 million, and financial services revenues of $219 million, $210 million and $224 million, respectively.

| OPERATING SEGMENTS | 2012 | 2011 | 2010 |
|---|---|---|---|
| **Net sales and revenues** | | | |
| Unaffiliated customers: | | | |
| Agriculture and turf net sales | $ 27,123 | $ 24,094 | $ 19,868 |
| Construction and forestry net sales | 6,378 | 5,372 | 3,705 |
| Total net sales | 33,501 | 29,466 | 23,573 |
| Financial services revenues | 2,235 | 2,163 | 2,074 |
| Other revenues* | 421 | 384 | 358 |
| Total | $ 36,157 | $ 32,013 | $ 26,005 |

* Other revenues are primarily the equipment operations' revenues for finance and interest income, and other income as disclosed in Note 31, net of certain intercompany eliminations.

| | 2012 | 2011 | 2010 |
|---|---|---|---|
| **Operating profit** | | | |
| Agriculture and turf | $ 3,921 | $ 3,447 | $ 2,790 |
| Construction and forestry | 476 | 392 | 119 |
| Financial services* | 712 | 725 | 499 |
| Total operating profit | 5,109 | 4,564 | 3,408 |
| Interest income | 43 | 47 | 42 |
| Investment income | 2 | | |
| Interest expense | (231) | (191) | (184) |
| Foreign exchange losses from equipment operations' financing activities | (11) | (11) | (30) |
| Corporate expenses – net | (181) | (177) | (200) |
| Income taxes | (1,659) | (1,424) | (1,162) |
| Total | (2,037) | (1,756) | (1,534) |
| Net income | 3,072 | 2,808 | 1,874 |
| Less: Net income attributable to noncontrolling interests | 7 | 8 | 9 |
| Net income attributable to Deere & Company | $ 3,065 | $ 2,800 | $ 1,865 |

* Operating profit of the financial services business segment includes the effect of its interest expense and foreign exchange gains or losses.

(continued)

| OPERATING SEGMENTS | 2012 | 2011 | 2010 |
|---|---|---|---|
| **Interest income*** | | | |
| Agriculture and turf | $ 29 | $ 23 | $ 20 |
| Construction and forestry | 2 | 3 | 3 |
| Financial services | 1,610 | 1,581 | 1,528 |
| Corporate | 43 | 47 | 42 |
| Intercompany | (248) | (231) | (229) |
| Total | $ 1,436 | $ 1,423 | $ 1,364 |

* Does not include finance rental income for equipment on operating leases.

| | 2012 | 2011 | 2010 |
|---|---|---|---|
| **Interest expense** | | | |
| Agriculture and turf | $ 168 | $ 152 | $ 165 |
| Construction and forestry | 36 | 26 | 21 |
| Financial services | 596 | 621 | 670 |
| Corporate | 231 | 191 | 184 |
| Intercompany | (248) | (231) | (229) |
| Total | $ 783 | $ 759 | $ 811 |
| **Depreciation* and amortization expense** | | | |
| Agriculture and turf | $ 550 | $ 505 | $ 470 |
| Construction and forestry | 93 | 82 | 79 |
| Financial services | 361 | 328 | 366 |
| Total | $ 1,004 | $ 915 | $ 915 |

* Includes depreciation for equipment on operating leases.

| | 2012 | 2011 | 2010 |
|---|---|---|---|
| **Equity in income (loss) of unconsolidated affiliates** | | | |
| Agriculture and turf | $ (2) | $ 5 | $ 13 |
| Construction and forestry | (2) | 3 | (3) |
| Financial services | 1 | 1 | 1 |
| Total | $ (3) | $ 9 | $ 11 |
| **Identifiable operating assets** | | | |
| Agriculture and turf | $ 10,429 | $ 9,178 | $ 7,593 |
| Construction and forestry | 3,365 | 2,915 | 2,353 |
| Financial services | 34,495 | 29,795 | 27,507 |
| Corporate* | 7,977 | 6,319 | 5,814 |
| Total | $ 56,266 | $ 48,207 | $ 43,267 |

* Corporate assets are primarily the equipment operations' retirement benefits, deferred income tax assets, marketable securities and cash and cash equivalents as disclosed in Note 31, net of certain intercompany eliminations.

| | 2012 | 2011 | 2010 |
|---|---|---|---|
| **Capital additions** | | | |
| Agriculture and turf | $ 1,145 | $ 909 | $ 729 |
| Construction and forestry | 228 | 148 | 73 |
| Financial services | 3 | 2 | |
| Total | $ 1,376 | $ 1,059 | $ 802 |
| **Investments in unconsolidated affiliates** | | | |
| Agriculture and turf | $ 32 | $ 35 | $ 66 |
| Construction and forestry | 174 | 159 | 172 |
| Financial services | 9 | 8 | 7 |
| Total | $ 215 | $ 202 | $ 245 |

The company views and has historically disclosed its operations as consisting of two geographic areas, the U.S. and Canada, and outside the U.S. and Canada, shown below in millions of dollars. No individual foreign country's net sales and revenues were material for disclosure purposes.

| GEOGRAPHIC AREAS | 2012 | 2011 | 2010 |
|---|---|---|---|
| **Net sales and revenues** | | | |
| Unaffiliated customers: | | | |
| U.S. and Canada: | | | |
| Equipment operations net sales (87%)* | $20,807 | $ 17,357 | $ 14,794 |
| Financial services revenues (79%)* | 1,930 | 1,857 | 1,817 |
| Total | 22,737 | 19,214 | 16,611 |
| Outside U.S. and Canada: | | | |
| Equipment operations net sales | 12,694 | 12,109 | 8,779 |
| Financial services revenues | 305 | 306 | 257 |
| Total | 12,999 | 12,415 | 9,036 |
| Other revenues | 421 | 384 | 358 |
| Total | $36,157 | $ 32,013 | $ 26,005 |

* The percentages indicate the approximate proportion of each amount that relates to the U.S. only and are based upon a three-year average for 2012, 2011 and 2010.

| | 2012 | 2011 | 2010 |
|---|---|---|---|
| **Operating profit** | | | |
| U.S. and Canada: | | | |
| Equipment operations | $ 3,836 | $ 2,898 | $ 2,302 |
| Financial services | 566 | 593 | 400 |
| Total | 4,402 | 3,491 | 2,702 |
| Outside U.S. and Canada: | | | |
| Equipment operations | 561 | 941 | 607 |
| Financial services | 146 | 132 | 99 |
| Total | 707 | 1,073 | 706 |
| Total | $ 5,109 | $ 4,564 | $ 3,408 |
| **Property and equipment** | | | |
| U.S. | $ 2,742 | $ 2,329 | $ 2,035 |
| Germany | 568 | 572 | 489 |
| Other countries | 1,702 | 1,451 | 1,267 |
| Total | $ 5,012 | $ 4,352 | $ 3,791 |

## 29. SUPPLEMENTAL INFORMATION (UNAUDITED)

Common stock per share sales prices from New York Stock Exchange composite transactions quotations follow:

| | First Quarter | Second Quarter | Third Quarter | Fourth Quarter |
|---|---|---|---|---|
| **2012 Market price** | | | | |
| High | $ 87.99 | $ 89.05 | $ 83.43 | $ 86.86 |
| Low | $ 71.92 | $ 76.51 | $ 70.59 | $ 73.81 |
| **2011 Market price** | | | | |
| High | $ 90.99 | $ 99.24 | $ 97.39 | $ 80.82 |
| Low | $ 74.70 | $ 86.91 | $ 78.51 | $ 61.72 |

At October 31, 2012, there were 25,669 holders of record of the company's $1 par value common stock.

Quarterly information with respect to net sales and revenues and earnings is shown in the following schedule. The company's fiscal year ends in October and its interim periods (quarters) end in January, April and July. Such information is shown in millions of dollars except for per share amounts.

| | First Quarter | Second Quarter | Third Quarter | Fourth Quarter |
|---|---|---|---|---|
| **2012*** | | | | |
| Net sales and revenues | $ 6,766 | $10,009 | $ 9,590 | $ 9,792 |
| Net sales | 6,119 | 9,405 | 8,930 | 9,047 |
| Gross profit | 1,543 | 2,570 | 2,174 | 2,206 |
| Income before income taxes | 800 | 1,597 | 1,215 | 1,122 |
| Net income attributable to Deere & Company | 533 | 1,056 | 788 | 688 |
| Per share data: | | | | |
| Basic | 1.32 | 2.64 | 2.00 | 1.76 |
| Diluted | 1.30 | 2.61 | 1.98 | 1.75 |
| Dividends declared | .41 | .46 | .46 | .46 |
| Dividends paid | .41 | .41 | .46 | .46 |
| **2011** | | | | |
| Net sales and revenues | $ 6,119 | $ 8,910 | $ 8,372 | $ 8,612 |
| Net sales | 5,514 | 8,327 | 7,722 | 7,903 |
| Gross profit | 1,420 | 2,221 | 1,929 | 1,977 |
| Income before income taxes | 746 | 1,341 | 1,079 | 1,057 |
| Net income attributable to Deere & Company | 514 | 904 | 712 | 670 |
| Per share data: | | | | |
| Basic | 1.22 | 2.15 | 1.71 | 1.63 |
| Diluted | 1.20 | 2.12 | 1.69 | 1.62 |
| Dividends declared | .35 | .35 | .41 | .41 |
| Dividends paid | .30 | .35 | .35 | .41 |

Net income per share for each quarter must be computed independently. As a result, their sum may not equal the total net income per share for the year.

* See Note 5 for "Special Item."

## 30. SUBSEQUENT EVENT

A quarterly dividend of $.46 per share was declared at the Board of Directors meeting on December 5, 2012, payable on February 1, 2013 to stockholders of record on December 31, 2012.

## 31. SUPPLEMENTAL CONSOLIDATING DATA

**INCOME STATEMENT**
**For the Years Ended October 31, 2012, 2011 and 2010**
(In millions of dollars)

| | EQUIPMENT OPERATIONS* | | | FINANCIAL SERVICES | | |
|---|---|---|---|---|---|---|
| | **2012** | **2011** | **2010** | **2012** | **2011** | **2010** |
| **Net Sales and Revenues** | | | | | | |
| Net sales | $33,500.9 | $29,466.1 | $23,573.2 | | | |
| Finance and interest income | 74.0 | 73.3 | 64.8 | $ 2,155.7 | $ 2,080.8 | $ 1,975.1 |
| Other income | 493.2 | 455.5 | 386.2 | 298.8 | 292.5 | 322.5 |
| Total | 34,068.1 | 29,994.9 | 24,024.2 | 2,454.5 | 2,373.3 | 2,297.6 |
| **Costs and Expenses** | | | | | | |
| Cost of sales | 25,009.2 | 21,920.7 | 17,400.3 | | | |
| Research and development expenses | 1,433.6 | 1,226.2 | 1,052.4 | | | |
| Selling, administrative and general expenses | 2,988.8 | 2,786.6 | 2,496.0 | 439.3 | 394.4 | 482.9 |
| Interest expense | 231.1 | 191.4 | 184.1 | 596.4 | 621.0 | 670.1 |
| Interest compensation to Financial Services | 203.6 | 178.5 | 186.3 | | | |
| Other operating expenses | 178.1 | 192.5 | 177.9 | 708.1 | 634.2 | 646.7 |
| Total | 30,044.4 | 26,495.9 | 21,497.0 | 1,743.8 | 1,649.6 | 1,799.7 |
| **Income of Consolidated Group before Income Taxes** | 4,023.7 | 3,499.0 | 2,527.2 | 710.7 | 723.7 | 497.9 |
| Provision for income taxes | 1,407.6 | 1,169.6 | 1,035.2 | 251.8 | 253.9 | 126.4 |
| **Income of Consolidated Group** | 2,616.1 | 2,329.4 | 1,492.0 | 458.9 | 469.8 | 371.5 |
| **Equity in Income (Loss) of Unconsolidated Subsidiaries and Affiliates** | | | | | | |
| Financial Services | 460.3 | 471.0 | 372.5 | 1.4 | 1.2 | .9 |
| Other | (4.8) | 7.4 | 9.9 | | | |
| Total | 455.5 | 478.4 | 382.4 | 1.4 | 1.2 | .9 |
| **Net Income** | 3,071.6 | 2,807.8 | 1,874.4 | 460.3 | 471.0 | 372.4 |
| Less: Net income (loss) attributable to noncontrolling interests | 6.9 | 7.9 | 9.4 | | | (.1) |
| **Net Income Attributable to Deere & Company** | $ 3,064.7 | $ 2,799.9 | $ 1,865.0 | $ 460.3 | $ 471.0 | $ 372.5 |

* Deere & Company with Financial Services on the equity basis.

The supplemental consolidating data is presented for informational purposes. The "Equipment Operations" reflect the basis of consolidation described in Note 1 to the consolidated financial statements. The consolidated group data in the "Equipment Operations" income statement reflect the results of the agriculture and turf operations and construction and forestry operations. Transactions between the "Equipment Operations" and "Financial Services" have been eliminated to arrive at the consolidated financial statements.

## 31. SUPPLEMENTAL CONSOLIDATING DATA (continued)

**BALANCE SHEET**
**As of October 31, 2012 and 2011**
(In millions of dollars except per share amounts)

| | EQUIPMENT OPERATIONS* | | FINANCIAL SERVICES | |
|---|---|---|---|---|
| | 2012 | 2011 | 2012 | 2011 |
| **ASSETS** | | | | |
| Cash and cash equivalents | $ 3,907.9 | $ 3,187.5 | $ 744.3 | $ 459.7 |
| Marketable securities | 1,101.5 | 502.6 | 368.9 | 284.7 |
| Receivables from unconsolidated subsidiaries and affiliates | 1,579.0 | 1,713.4 | | |
| Trade accounts and notes receivable - net | 1,279.7 | 1,093.9 | 3,333.3 | 2,807.2 |
| Financing receivables - net | 11.5 | 14.0 | 22,147.5 | 19,909.5 |
| Financing receivables securitized - net | | | 3,617.6 | 2,905.0 |
| Other receivables | 1,092.4 | 965.6 | 703.6 | 370.1 |
| Equipment on operating leases - net | | | 2,527.8 | 2,150.0 |
| Inventories | 5,170.0 | 4,370.6 | | |
| Property and equipment - net | 4,950.5 | 4,287.5 | 61.4 | 64.9 |
| Investments in unconsolidated subsidiaries and affiliates | 4,102.4 | 3,473.9 | 8.7 | 8.1 |
| Goodwill | 921.2 | 999.8 | | |
| Other intangible assets - net | 101.0 | 123.4 | 4.0 | 4.0 |
| Retirement benefits | 14.9 | 29.6 | 44.6 | 28.0 |
| Deferred income taxes | 3,497.3 | 3,052.8 | 50.3 | 91.2 |
| Other assets | 582.9 | 468.6 | 883.5 | 712.6 |
| **Total Assets** | $ 28,312.2 | $ 24,283.2 | $ 34,495.5 | $ 29,795.0 |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | | | |
| **LIABILITIES** | | | | |
| Short-term borrowings | $ 424.8 | $ 528.5 | $ 5,967.7 | $ 6,323.8 |
| Short-term securitization borrowings | | | 3,574.8 | 2,777.4 |
| Payables to unconsolidated subsidiaries and affiliates | 135.2 | 117.7 | 1,519.3 | 1,665.5 |
| Accounts payable and accrued expenses | 7,679.0 | 6,869.3 | 2,129.9 | 1,547.8 |
| Deferred income taxes | 93.3 | 99.0 | 338.3 | 354.7 |
| Long-term borrowings | 5,444.9 | 3,167.1 | 17,008.2 | 13,792.8 |
| Retirement benefits and other liabilities | 7,673.0 | 6,686.7 | 61.2 | 52.6 |
| Total liabilities | 21,450.2 | 17,468.3 | 30,599.4 | 26,514.6 |
| Commitments and contingencies (Note 22) | | | | |
| **STOCKHOLDERS' EQUITY** | | | | |
| Common stock, $1 par value (authorized – 1,200,000,000 shares; issued – 536,431,204 shares in 2012 and 2011), at paid-in amount | 3,352.2 | 3,251.7 | 1,834.7 | 1,570.6 |
| Common stock in treasury, 148,625,875 shares in 2012 and 130,361,345 shares in 2011, at cost | (8,813.8) | (7,292.8) | | |
| Retained earnings | 16,875.2 | 14,519.4 | 1,958.3 | 1,541.5 |
| Accumulated other comprehensive income (loss): | | | | |
| Retirement benefits adjustment | (4,759.0) | (4,135.4) | | |
| Cumulative translation adjustment | 184.1 | 453.8 | 98.3 | 164.7 |
| Unrealized loss on derivatives | (13.4) | (8.3) | (11.6) | (8.3) |
| Unrealized gain on investments | 16.8 | 11.9 | 16.4 | 11.9 |
| Accumulated other comprehensive income (loss) | (4,571.5) | (3,678.0) | 103.1 | 168.3 |
| Total Deere & Company stockholders' equity | 6,842.1 | 6,800.3 | 3,896.1 | 3,280.4 |
| Noncontrolling interests | 19.9 | 14.6 | | |
| Total stockholders' equity | 6,862.0 | 6,814.9 | 3,896.1 | 3,280.4 |
| **Total Liabilities and Stockholders' Equity** | $ 28,312.2 | $ 24,283.2 | $ 34,495.5 | $ 29,795.0 |

* Deere & Company with Financial Services on the equity basis.

The supplemental consolidating data is presented for informational purposes. The "Equipment Operations" reflect the basis of consolidation described in Note 1 to the consolidated financial statements. Transactions between the "Equipment Operations" and "Financial Services" have been eliminated to arrive at the consolidated financial statements.

## 31. SUPPLEMENTAL CONSOLIDATING DATA (continued)

**STATEMENT OF CASH FLOWS**
**For the Years Ended October 31, 2012, 2011 and 2010**
(In millions of dollars)

| | EQUIPMENT OPERATIONS* | | | FINANCIAL SERVICES | | |
|---|---|---|---|---|---|---|
| | **2012** | **2011** | **2010** | **2012** | **2011** | **2010** |
| **Cash Flows from Operating Activities** | | | | | | |
| Net income | $ 3,071.6 | $ 2,807.8 | $ 1,874.4 | $ 460.3 | $ 471.0 | $ 372.4 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | | | | | |
| Provision (credit) for doubtful receivables | 6.0 | 4.5 | 6.3 | (.9) | 9.0 | 100.1 |
| Provision for depreciation and amortization | 643.1 | 587.0 | 548.7 | 439.2 | 401.5 | 424.6 |
| Goodwill impairment charges | 33.4 | | 27.2 | | | |
| Undistributed earnings of unconsolidated subsidiaries and affiliates | (413.7) | (118.8) | (156.7) | (1.3) | (1.0) | (.9) |
| Provision (credit) for deferred income taxes | (115.7) | (278.3) | 74.8 | 23.9 | 110.2 | 100.2 |
| Changes in assets and liabilities: | | | | | | |
| Trade receivables | (255.0) | (109.5) | (333.0) | | | |
| Insurance receivables | | | | (338.5) | (300.1) | |
| Inventories | (947.6) | (1,281.8) | (647.7) | | | |
| Accounts payable and accrued expenses | 887.0 | 1,027.0 | 1,062.9 | 382.1 | 351.3 | 5.7 |
| Accrued income taxes payable/receivable | (102.7) | 45.3 | 6.5 | 30.4 | (44.1) | 15.6 |
| Retirement benefits | 71.2 | 483.2 | (140.1) | (7.9) | 12.1 | (14.0) |
| Other | 70.5 | (168.0) | 221.6 | (109.9) | 55.1 | 270.5 |
| Net cash provided by operating activities | 2,948.1 | 2,998.4 | 2,544.9 | 877.4 | 1,065.0 | 1,274.2 |
| **Cash Flows from Investing Activities** | | | | | | |
| Collections of receivables (excluding trade and wholesale) | | | | 14,320.7 | 13,333.1 | 12,287.7 |
| Proceeds from maturities and sales of marketable securities | 200.1 | .3 | | 40.2 | 32.2 | 38.4 |
| Proceeds from sales of equipment on operating leases | | | | 799.5 | 683.4 | 621.9 |
| Government grants related to property and equipment | | | | | | 92.3 |
| Proceeds from sales of businesses, net of cash sold | 30.2 | 911.1 | 34.9 | | | |
| Cost of receivables acquired (excluding trade and wholesale) | | | | (16,730.2) | (15,365.9) | (13,681.6) |
| Purchases of marketable securities | (802.2) | (503.1) | | (120.0) | (83.8) | (63.4) |
| Purchases of property and equipment | (1,316.2) | (1,054.3) | (735.5) | (3.1) | (2.4) | (26.2) |
| Cost of equipment on operating leases acquired | | | | (1,562.0) | (1,230.5) | (1,098.4) |
| Increase in investment in Financial Services | (264.1) | (69.0) | (43.8) | | | |
| Acquisitions of businesses, net of cash acquired | | (60.8) | (37.2) | | | (8.3) |
| Increase in trade and wholesale receivables | | | | (1,518.5) | (561.8) | (838.8) |
| Other | (95.6) | (79.5) | (32.9) | 138.8 | (35.7) | 18.3 |
| Net cash used for investing activities | (2,247.8) | (855.3) | (814.5) | (4,634.6) | (3,231.4) | (2,658.1) |
| **Cash Flows from Financing Activities** | | | | | | |
| Increase (decrease) in total short-term borrowings | (36.4) | 230.8 | (127.9) | 931.3 | (456.9) | 883.9 |
| Change in intercompany receivables/payables | 45.5 | (552.6) | (1,229.9) | (45.5) | 552.6 | 1,229.9 |
| Proceeds from long-term borrowings | 2,521.5 | 69.0 | 305.0 | 8,120.5 | 5,586.0 | 2,316.0 |
| Payments of long-term borrowings | (220.1) | (11.5) | (311.5) | (5,175.9) | (3,209.3) | (3,364.2) |
| Proceeds from issuance of common stock | 61.0 | 170.0 | 129.1 | | | |
| Repurchases of common stock | (1,587.7) | (1,667.0) | (358.8) | | | |
| Capital investment from Equipment Operations | | | | 264.1 | 69.0 | 43.8 |
| Dividends paid | (697.9) | (593.1) | (483.5) | (43.5) | (340.1) | (217.2) |
| Excess tax benefits from share-based compensation | 30.1 | 70.1 | 43.5 | | | |
| Other | (32.7) | (17.3) | (20.7) | (33.6) | (31.2) | (20.6) |
| Net cash provided by (used for) financing activities | 83.3 | (2,301.6) | (2,054.7) | 4,017.4 | 2,170.1 | 871.6 |
| **Effect of Exchange Rate Changes on Cash and Cash Equivalents** | (63.2) | (2.3) | (17.2) | 24.4 | 13.7 | (7.3) |
| **Net Increase (Decrease) in Cash and Cash Equivalents** | 720.4 | (160.8) | (341.5) | 284.6 | 17.4 | (519.6) |
| **Cash and Cash Equivalents at Beginning of Year** | 3,187.5 | 3,348.3 | 3,689.8 | 459.7 | 442.3 | 961.9 |
| **Cash and Cash Equivalents at End of Year** | $ 3,907.9 | $ 3,187.5 | $ 3,348.3 | $ 744.3 | $ 459.7 | $ 442.3 |

* Deere & Company with Financial Services on the equity basis.

The supplemental consolidating data is presented for informational purposes. The "Equipment Operations" reflect the basis of consolidation described in Note 1 to the consolidated financial statements. Transactions between the "Equipment Operations" and "Financial Services" have been eliminated to arrive at the consolidated financial statements.

## DEERE & COMPANY

**SELECTED FINANCIAL DATA**
(Dollars in millions except per share amounts)

| | 2012 | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 | 2003 |
|---|---|---|---|---|---|---|---|---|---|---|
| Net sales and revenues | $36,157 | $32,013 | $26,005 | $23,112 | $28,438 | $24,082 | $22,148 | $21,191 | $19,204 | $14,856 |
| Net sales | 33,501 | 29,466 | 23,573 | 20,756 | 25,803 | 21,489 | 19,884 | 19,401 | 17,673 | 13,349 |
| Finance and interest income | 1,981 | 1,923 | 1,825 | 1,842 | 2,068 | 2,055 | 1,777 | 1,440 | 1,196 | 1,276 |
| Research and development expenses | 1,434 | 1,226 | 1,052 | 977 | 943 | 817 | 726 | 677 | 612 | 577 |
| Selling, administrative and general expenses | 3,417 | 3,169 | 2,969 | 2,781 | 2,960 | 2,621 | 2,324 | 2,086 | 1,984 | 1,623 |
| Interest expense | 783 | 759 | 811 | 1,042 | 1,137 | 1,151 | 1,018 | 761 | 592 | 629 |
| Income from continuing operations* | 3,065 | 2,800 | 1,865 | 873 | 2,053 | 1,822 | 1,453 | 1,414 | 1,398 | 620 |
| Net income* | 3,065 | 2,800 | 1,865 | 873 | 2,053 | 1,822 | 1,694 | 1,447 | 1,406 | 643 |
| Return on net sales | 9.1% | 9.5% | 7.9% | 4.2% | 8.0% | 8.5% | 8.5% | 7.5% | 8.0% | 4.8% |
| Return on beginning Deere & Company stockholders' equity | 45.1% | 44.5% | 38.7% | 13.4% | 28.7% | 24.3% | 24.7% | 22.6% | 35.1% | 20.3% |
| Income per share from continuing operations – basic* | $ 7.72 | $ 6.71 | $ 4.40 | $ 2.07 | $ 4.76 | $ 4.05 | $ 3.11 | $ 2.90 | $ 2.82 | $ 1.29 |
| – diluted* | 7.63 | 6.63 | 4.35 | 2.06 | 4.70 | 4.00 | 3.08 | 2.87 | 2.76 | 1.27 |
| Net income per share – basic* | 7.72 | 6.71 | 4.40 | 2.07 | 4.76 | 4.05 | 3.63 | 2.97 | 2.84 | 1.34 |
| – diluted* | 7.63 | 6.63 | 4.35 | 2.06 | 4.70 | 4.00 | 3.59 | 2.94 | 2.78 | 1.32 |
| Dividends declared per share | 1.79 | 1.52 | 1.16 | 1.12 | 1.06 | .91 | .78 | .60½ | .53 | .44 |
| Dividends paid per share | 1.74 | 1.41 | 1.14 | 1.12 | 1.03 | .85½ | .74 | .59 | .50 | .44 |
| Average number of common shares outstanding (in millions) – basic | 397.1 | 417.4 | 424.0 | 422.8 | 431.1 | 449.3 | 466.8 | 486.6 | 494.5 | 480.4 |
| – diluted | 401.5 | 422.4 | 428.6 | 424.4 | 436.3 | 455.0 | 471.6 | 492.9 | 506.2 | 486.7 |
| Total assets | $56,266 | $48,207 | $43,267 | $ 41,133 | $38,735 | $38,576 | $34,720 | $33,637 | $28,754 | $26,258 |
| Trade accounts and notes receivable – net | 3,799 | 3,295 | 3,464 | 2,617 | 3,235 | 3,055 | 3,038 | 3,118 | 3,207 | 2,619 |
| Financing receivables – net | 22,159 | 19,924 | 17,682 | 15,255 | 16,017 | 15,631 | 14,004 | 12,869 | 11,233 | 9,974 |
| Financing receivables securitized – net | 3,618 | 2,905 | 2,238 | 3,108 | 1,645 | 2,289 | 2,371 | 1,458 | | |
| Equipment on operating leases – net | 2,528 | 2,150 | 1,936 | 1,733 | 1,639 | 1,705 | 1,494 | 1,336 | 1,297 | 1,382 |
| Inventories | 5,170 | 4,371 | 3,063 | 2,397 | 3,042 | 2,337 | 1,957 | 2,135 | 1,999 | 1,366 |
| Property and equipment – net | 5,012 | 4,352 | 3,791 | 4,532 | 4,128 | 3,534 | 2,764 | 2,343 | 2,138 | 2,064 |
| Short-term borrowings: | | | | | | | | | | |
| Equipment operations | 425 | 528 | 85 | 490 | 218 | 130 | 282 | 678 | 312 | 577 |
| Financial services | 5,968 | 6,324 | 5,241 | 3,537 | 6,621 | 7,495 | 5,436 | 4,732 | 3,146 | 3,770 |
| Total | 6,393 | 6,852 | 5,326 | 4,027 | 6,839 | 7,625 | 5,718 | 5,410 | 3,458 | 4,347 |
| Short-term securitization borrowings: | | | | | | | | | | |
| Financial services | 3,575 | 2,777 | 2,209 | 3,132 | 1,682 | 2,344 | 2,403 | 1,474 | | |
| Long-term borrowings: | | | | | | | | | | |
| Equipment operations | 5,445 | 3,167 | 3,329 | 3,073 | 1,992 | 1,973 | 1,969 | 2,423 | 2,728 | 2,727 |
| Financial services | 17,008 | 13,793 | 13,486 | 14,319 | 11,907 | 9,825 | 9,615 | 9,316 | 8,362 | 7,677 |
| Total | 22,453 | 16,960 | 16,815 | 17,392 | 13,899 | 11,798 | 11,584 | 11,739 | 11,090 | 10,404 |
| Total Deere & Company stockholders' equity | 6,842 | 6,800 | 6,290 | 4,819 | 6,533 | 7,156 | 7,491 | 6,852 | 6,393 | 4,002 |
| Book value per share* | $ 17.64 | $ 16.75 | $ 14.90 | $ 11.39 | $ 15.47 | $ 16.28 | $ 16.48 | $ 14.46 | $ 12.95 | $ 8.22 |
| Capital expenditures | $ 1,360 | $ 1,050 | $ 795 | $ 767 | $ 1,117 | $ 1,025 | $ 774 | $ 512 | $ 364 | $ 313 |
| Number of employees (at year end) | 66,859 | 61,278 | 55,650 | 51,262 | 56,653 | 52,022 | 46,549 | 47,423 | 46,465 | 43,221 |

* Attributable to Deere & Company.

# STOCKHOLDER INFORMATION

**ANNUAL MEETING**
The annual meeting of company stockholders will be held at 10 a.m. CT on February 27, 2013, at the Deere & Company World Headquarters, One John Deere Place, Moline, Illinois.

**TRANSFER AGENT & REGISTRAR**
Send all correspondence, including address changes and certificates for transfer, as well as inquiries concerning lost, stolen, or destroyed stock certificates or dividend checks, to:

Deere & Company
c/o Computershare Shareowner Services
P.O. Box 358015
Pittsburgh, PA 15252-8015

Phone toll-free: 1-800-268-7369
From outside the U.S., call: (201) 680-6578
TDD: 1-800-231-5469
Email: shrrelations@computershare.com
www.computershare.com

**DIVIDEND REINVESTMENT & DIRECT PURCHASE PLAN**
Investors may purchase initial Deere & Company shares and automatically reinvest dividends through the Computershare BuyDIRECT Plan. Optional monthly cash investments may be made automatically through electronic debits.

For inquiries about existing reinvestment accounts, call the toll-free number above, or write to:

Deere & Company
c/o Computershare Shareowner Services
P.O. Box 358015
Pittsburgh, PA 15252-8015

**STOCKHOLDER RELATIONS**
Deere & Company welcomes your comments:

Deere & Company
Stockholder Relations Department
One John Deere Place, Moline, IL 61265-8098
Phone: (309) 765-4539 Fax: (309) 765-4663
www.JohnDeere.com/Investors

**INVESTOR RELATIONS**
Securities analysts, portfolio managers and representatives of financial institutions may contact:

Tony Huegel
Director, Investor Relations
Deere & Company
One John Deere Place, Moline, IL 61265-8098
Phone: (309) 765-4491
www.JohnDeere.com/Investors

**STOCK EXCHANGES**
Deere & Company common stock is listed on the New York Stock Exchange under the ticker symbol DE.

**FORM 10-K**
The annual report on Form 10-K filed with the Securities and Exchange Commission is available online, or upon written request to Deere & Company Stockholder Relations.

**AUDITORS**
Deloitte & Touche LLP
Chicago, Illinois


PRINTED WITH
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# LEADERSHIP TEAM

*Positions as of January 1, 2013*

SAMUEL R. ALLEN (37)
Chairman and Chief Executive Officer

JEAN H. GILLES (32)
Senior Vice President, John Deere Power Systems, Worldwide Parts Services, Advanced Technology & Engineering, and Global Supply Management & Logistics

MAX A. GUINN (32)
Senior Vice President, Human Resources, Communications, Public Affairs, and Labor Relations

JAMES R. JENKINS (12)
Senior Vice President

MARY K.W. JONES (15)
Senior Vice President and General Counsel

RAJESH KALATHUR (15)
Senior Vice President and Chief Financial Officer

MARIE Z. ZIEGLER (34)
Deputy Financial Officer

JAMES H. BECHT (33)
Vice President and Deputy General Counsel, International

FRANCES B. EMERSON (7)
Vice President, Corporate Communications and Global Brand Management

TIMOTHY V. HAIGHT (13)
Vice President and Deputy General Counsel
Chief Counsel, Financial Services Division

MICHAEL A. HARRING (28)
Vice President and Deputy General Counsel, North America

KLAUS G. HOEHN (20)
Vice President, Advanced Technology and Engineering

MARC A. HOWZE (11)
Vice President, Global Human Resources

THOMAS K. JARRETT (24)
Vice President, Taxes

JENNY R. KIMBALL (20)
Vice President and Treasurer

THOMAS E. KNOLL (32)
Vice President, Global Supply Management & Logistics

DAVID C. LARSON (25)
Vice President, Corporate Strategy and Business Development

GAIL E. LEESE (22)
Vice President, Worldwide Parts Services

BRADLEY D. MORRIS (35)
Vice President, Labor Relations

LUANN K. RICKERT (33)
Vice President, Internal Audit

LAURIE S. SIMPSON (32)
Vice President and Chief Compliance Officer

THOMAS C. SPITZFADEN (33)
Vice President, Pension Fund & Investments

CHARLES R. STAMP, JR. (13)
Vice President, Public Affairs Worldwide

JAMES E. TEMPERLEY (36)
Vice President and Comptroller

PATRICK W. WEBBER (35)
Vice President, Information Technology

GREGORY R. NOE (19)
Corporate Secretary and Associate General Counsel

## WORLDWIDE AGRICULTURE & TURF DIVISION

JAMES M. FIELD (18)
President, Americas, Australia, and Global Harvesting and Turf Platforms

JOHN C. MAY (15)
President, Global Agricultural Solutions and Chief Information Officer

MARKWART VON PENTZ (22)
President, Europe, Asia, Africa, and Global Tractor Platform

BERNHARD E. HAAS (26)
Senior Vice President, Global Platform - Tractor

ERIC P. HANSOTIA (24)
Senior Vice President, Global Platform - Crop Harvesting

JOHN D. LAGEMANN (30)
Senior Vice President, Sales & Marketing, Americas and Australia

CORY J. REED (14)
Senior Vice President, Global Marketing Services

## WORLDWIDE CONSTRUCTION & FORESTRY DIVISION

MICHAEL J. MACK, JR. (26)
President

DOMENIC G. RUCCOLO (22)
Senior Vice President, Sales & Marketing

RANDAL A. SERGESKETTER (32)
Senior Vice President, Manufacturing, Engineering, and Supply Management

## WORLDWIDE FINANCIAL SERVICES DIVISION

JAMES A. ISRAEL (33)
President

PATRICK E. MACK (35)
Senior Vice President, International Finance

DANIEL C. MCCABE (38)
Senior Vice President, Sales & Marketing, U.S. and Canada

LAWRENCE W. SIDWELL (13)
Senior Vice President, Credit & Operations, U.S. and Canada

*Figures in parentheses represent complete years of company service through 12/31/12.*

# BOARD OF DIRECTORS

*From left: Thomas H. Patrick, Sherry M. Smith, Dipak C. Jain, Richard B. Myers, Vance D. Coffman, Aulana L. Peters, Samuel R. Allen, Charles O. Holliday, Jr., Crandall C. Bowles, Joachim Milberg, and Clayton M. Jones, shown at the John Deere Financial Worldwide Headquarters in Johnston, Iowa.*

SAMUEL R. ALLEN (3)
Chairman and Chief Executive Officer,
Deere & Company

CRANDALL C. BOWLES (16)
Chairman, Springs Industries, Inc.
Chairman, The Springs Company
*home furnishings*

VANCE D. COFFMAN (8)
Retired Chairman, Lockheed Martin Corporation
*aerospace, defense and information technology*

CHARLES O. HOLLIDAY, JR. (5)
Chairman, National Academy of Engineering
*nonprofit engineering institution*

DIPAK C. JAIN (10)
Dean, INSEAD
*international graduate business school*

CLAYTON M. JONES (5)
Chairman and Chief Executive Officer,
Rockwell Collins, Inc.
*aviation electronics and communications*

JOACHIM MILBERG (9)
Chairman, Supervisory Board,
Bayerische Motoren Werke (BMW) AG
*motor vehicles*

RICHARD B. MYERS (6)
Retired Chairman, Joint Chiefs of Staff
Retired General, United States Air Force
*principal military advisor to the President, the Secretary of Defense, and the National Security Council*

THOMAS H. PATRICK (12)
Chairman, New Vernon Capital, LLC
*private equity fund*

AULANA L. PETERS (10)
Retired Partner,
Gibson, Dunn & Crutcher LLP
*law firm*

SHERRY M. SMITH (1)
Executive Vice President and Chief Financial Officer,
Supervalu Inc.
*retail and wholesale grocery and retail general merchandise products*



DAVID B. SPEER
1951 – 2012

*Deere board member David Speer died November 17 at age 61. He was chairman and chief executive officer of Illinois Tool Works Inc. and had been a member of the Deere board of directors since 2008. "David was a valued member of our board, bringing great personal energy, extensive business acumen and deep manufacturing experience," said Sam Allen, Deere's chairman and chief executive officer. "He will be missed by all of us who knew and worked with him."*

*Figures in parentheses represent complete years of board service through 12/31/12 and positions as of that date.*

Deere & Company
One John Deere Place
Moline, Illinois 61265
(309) 765-8000
www.JohnDeere.com

